    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1999

                                                      REGISTRATION NO. 333-86353
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 IMANAGE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7372                              36-4043595
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           CLASSIFICATION NUMBER)                IDENTIFICATION NO.)

                      2121 SOUTH EL CAMINO REAL, SUITE 400
                          SAN MATEO, CALIFORNIA 94403
                                 (650) 356-1166
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MAHMOOD PANJWANI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 IMANAGE, INC.
                      2121 SOUTH EL CAMINO REAL, SUITE 400
                          SAN MATEO, CALIFORNIA 94403
                                 (650) 356-1166
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                GREGORY M. GALLO, ESQ.                                   CURTIS L. MO, ESQ.
                 DAVID A. HUBB, ESQ.                                   RICHARD C. LESKA, ESQ.
                VICTORIA W-Y LEE, ESQ.                            BROBECK, PHLEGER & HARRISON LLP
           GRAY CARY WARE & FREIDENRICH LLP                            TWO EMBARCADERO PLACE
                 400 HAMILTON AVENUE                                       2200 GENG ROAD
          PALO ALTO, CALIFORNIA, 94301-1825                         PALO ALTO, CALIFORNIA 94303
                    (650) 833-2000                                         (650) 424-0160

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 25, 1999.


                                      LOGO

                                3,600,000 SHARES

                                  COMMON STOCK

     This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol IMAN. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.
                           -------------------------

 INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 4.

                           -------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    -------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to iManage.........................................   $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     iManage has granted the underwriters a 30-day option to purchase up to an additional 540,000 shares of common stock to cover any over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock
to purchasers on                  , 1999.
                           -------------------------
ROBERTSON STEPHENS
                          U.S. BANCORP PIPER JAFFRAY
                                                C.E. UNTERBERG, TOWBIN

                THE DATE OF THIS PROSPECTUS IS           , 1999

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: (1) one prospectus to be used in connection with an offering in the United States and Canada and (2) one prospectus to be used in connection with a concurrent offering outside of the United States and Canada. The U.S. prospectus and the international prospectus are identical in all respects except for the front cover page and the first page of the "Underwriting" section. The front cover page and the first page of the "Underwriting" section of the international prospectus are included immediately after the back cover of the prospectus.

     UNTIL                      , 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND IN CONNECTION WITH UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                           -------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   13
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Financial Data.....................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   32
Management..................................................   44
Related Party Transactions..................................   53
Principal Stockholders......................................   58
Description of Capital Stock................................   61
Shares Eligible for Future Sale.............................   65
Underwriting................................................   67
Legal Matters...............................................   69
Experts.....................................................   69
Where You Can Find Additional Information...................   69
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY


     You should read this summary together with the entire prospectus, including the more detailed information in our financial statements and accompanying notes appearing elsewhere in this prospectus. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, iManage, we, us and our refer to iManage, Inc. and all entities owned or controlled by iManage, Inc. except where it is clear that the term means only the parent company.


                                 IMANAGE, INC.


     We provide content and collaboration management software for enterprises engaged in electronic business, or e-business. Our software provides a web-based unified content platform, that is, it brings together various forms of information and content, including graphics, video, text, audio and data, and manages, organizes and delivers this information and content in a centralized manner throughout the extended enterprise. Our software has been designed to address the needs of a broad range of markets, such as financial services, retail, manufacturing and distribution, banking and professional services, though initially we targeted substantially all of our sales and marketing efforts on the legal applications market.



     With the growing pervasiveness of the Internet, organizations are increasingly engaging in e-business transactions. To enable these transactions, organizations are developing intranets, which are web-based technologies designed to disseminate, exchange and manage information internally, and extranets, which are web-based technologies designed to extend the enterprise and enable direct collaboration with partners, customers and service providers. As a result of these developments in electronic business, or e-business, there has been a dramatic increase in the amount of information available to the average employee. The overwhelming amount and variety of information that may be disseminated in e-business transactions threatens an enterprise's ability to deliver the right information to the right person at the right time.



     Our comprehensive e-business content and collaboration management software
(a) offers a scalable and reliable platform; (b) ensures timely delivery of relevant information; and (c) provides security and accountability. We sell our software products, including the iManage infoCommerce Server, iManage infoLink, iManage infoLook, and iManage infoRite, through our direct sales force and a network of strategic partners and systems integrators.


     Our objective is to be the leading provider of e-business content and collaboration management software. Key elements of our strategy to achieve this objective include:

     - capturing additional market share;

     - leveraging our installed customer base;

     - expanding key business relationships;

     - maintaining our technological leadership; and

     - strengthening our international presence.

     We were originally incorporated in Illinois in October 1995 under the name NetRight Technologies, Inc. and we reincorporated in Delaware in December 1996. In April 1999, we changed our name from NetRight Technologies, Inc. to iManage, Inc. Our principal offices are located at 2121 South El Camino Real, Suite 400, San Mateo, California 94403. Our telephone number is (650) 356-1166. Our website address is located at www.iManage.com, but the information on our web site does not constitute a part of this prospectus.

     iManage is a registered trademark of iManage, Inc. This prospectus contains other trade names, trademarks and service marks of iManage, Inc. and of other companies.

                                  THE OFFERING

Common stock offered by iManage.................   3,600,000 shares

Common stock to be outstanding after the
offering........................................   20,378,530 shares


Use of proceeds.................................   For general corporate
                                                   purposes, capital
                                                   expenditures and working
                                                   capital. See "Use of
                                                   Proceeds" on page 15.


Proposed Nasdaq National Market symbol..........   IMAN

     The number of shares of our common stock outstanding after the offering is based on shares outstanding as of June 30, 1999 and does not include 1,894,950 shares of common stock subject to options outstanding under our equity incentive plans as of June 30, 1999. The number of shares outstanding also assumes the conversion of all our outstanding shares of preferred stock into 8,033,117 shares of common stock.

                              RECENT DEVELOPMENTS

     We expect that our total revenues for the three months ended September 30, 1999 will be approximately $4.8 million. Of this amount, our license revenues consisted of approximately $3.6 million and our support and services revenues consisted of approximately $1.2 million. For the nine month period ended September 30, 1999, we expect our total revenues will be approximately $12.7 million, of which approximately $9.7 million consisted of license revenues and approximately $3.0 million consisted of support and services revenues. For the three months ended September 30, 1999, our net loss is expected to be approximately $498,000 and for the nine month period ended September 30, 1999, our net loss is expected to be approximately $2.4 million. At September 30, 1999, we had cash, cash equivalents and short term investments of approximately $15.1 million, working capital of approximately $7.4 million, total assets of approximately $21.6 million, long-term debt of approximately $1.8 million and stockholders' equity of approximately $8.0 million.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                PERIOD FROM                                     SIX MONTH PERIOD
                             OCTOBER 10, 1995     YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                              (INCEPTION) TO     --------------------------   ---------------------
                             DECEMBER 31, 1995    1996     1997      1998        1998        1999
                             -----------------   ------   -------   -------   -----------   -------
                                                                              (UNAUDITED)
STATEMENTS OF OPERATIONS
  DATA:
Total revenues.............       $   --         $   74   $ 1,530   $ 7,741     $ 2,233     $ 7,874
Gross profit...............           --             32     1,231     6,114       1,584       6,374
Loss from operations.......          (64)          (688)   (3,609)   (2,979)     (2,271)     (2,116)
Net loss...................          (64)          (692)   (3,596)   (2,840)     (2,237)     (1,934)
Net loss per share -- basic
  and diluted..............       $(0.01)        $(0.12)  $ (0.57)  $ (0.38)    $ (0.31)    $ (0.24)
Shares used in net loss per
  share -- basic and
  diluted..................        6,000          6,004     6,292     7,455       7,227       8,102
Pro forma net loss per
  share -- basic and
  diluted..................                                         $ (0.21)                $ (0.12)
Shares used in pro forma
  net loss per
  share -- basic and
  diluted..................                                          13,489                  16,135

                                                                   JUNE 30, 1999
                                                       -------------------------------------
                                                                                  PRO FORMA
                                                       ACTUAL      PRO FORMA     AS ADJUSTED
                                                       -------    -----------    -----------
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short term investments....  $12,117      $12,117        $41,249
Working capital......................................    6,261        6,261         35,393
Total assets.........................................   18,560       18,560         47,692
Long-term debt.......................................      889          889            889
Total stockholders' equity...........................    7,445        7,445         36,577

     The pro forma data give effect to the conversion of all of our outstanding shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted data give effect to the sale of the 3,600,000 shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. See "Capitalization" on page 19.

     Unless otherwise indicated, all information contained in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option, and

     - the conversion of each outstanding share of preferred stock into one share of common stock immediately before the consummation of this offering.

     This prospectus includes statistical data regarding the Internet industry. These data are taken or derived from information published by sources, including the Delphi Group. Although we believe that these data are generally indicative of the matters reflected in those reports, these data are inherently imprecise, and we caution you not to place undue reliance on these data.

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be seriously harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

OUR LIMITED OPERATING HISTORY MAY PREVENT US FROM ACHIEVING SUCCESS IN OUR BUSINESS.

     We were founded in October 1995 and began shipping our first product in October 1996. Because of our limited operating results, we have limited insight into trends that may emerge and affect our business. As a result, an evaluation of our prospects is difficult to make. The potential revenues and income of our business and many of the markets we intend to target are unproven.

     We face significant risks because of our limited operating history, including:


     - we have a limited number of product offerings and will need to successfully introduce new products and enhance our existing offering, with, for example, an enhanced version of iManage infoLink, which we expect to release in October 1999 and an enhanced version of iManage infoCommerce Server, which we expect to release by the end of the first quarter of 2000;



     - we need to sell additional licenses and software products to our existing customers and expand our customer base beyond legal and other professional service firms; and



     - we need to expand our sales and marketing and customer support organization to focus on a broad range of markets and build strategic relationships with information technology consultants, systems integrators and unified messaging original equipment manufacturers to increase sales.



     If we do not successfully address any of these and other challenges, our business and operating results will be seriously harmed.


WE HAVE AN ACCUMULATED DEFICIT OF $9.1 MILLION AS OF JUNE 30, 1999 AND MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

     Our failure to significantly increase our total revenues would seriously harm our business and operating results. We incurred net losses of $692,000 in 1996, $3.6 million in 1997, $2.8 million in 1998 and $1.9 million for the six month period ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of $9.1 million.


     To increase our revenues, we must incur significant expenses to increase our research and development, sales and marketing and general and administrative resources. If our revenues do not grow to offset these increased expenses, we will not be profitable. We may not be able to sustain our recent revenue growth rates. In fact, we may not have any revenue growth, and our revenues could decline.


OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

     Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. As a result, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of our future performance. In the future, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations would likely cause the price of our common stock to decline. Operating results vary depending on a number of factors, including:


     - the size, timing, terms and fluctuations of customer orders; and


     - the timing of the introduction or enhancement of products by us.

     In addition, depending on the manner in which we sell existing or future products, this could have the effect of extending the length of time over which we recognize revenues. Our quarterly revenues could be significantly affected based on how applicable accounting standards are amended or interpreted over time.


     Furthermore, our expense levels are relatively fixed and are based, in part, on expectations of future revenues. Therefore, if revenue levels fall below our expectations, our net loss will increase because only a small portion of our expenses vary with our revenues.


OUR REVENUES WILL DECLINE SIGNIFICANTLY IF THE MARKET DOES NOT CONTINUE TO ACCEPT OUR IMANAGE SUITE OF PRODUCTS.


     In 1998 and the six month period ended June 30, 1999, we derived all of our license revenues from the sale of licenses for our iManage infoCommerce Server, iManage infoRite and iManage infoLink products. We currently expect to continue to derive substantially all of our license revenues from these products. If the market does not continue to accept these products, our revenues will decline significantly and this could negatively affect our operating results. Factors that may affect the market acceptance of these products include the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control.


WE HAVE ALWAYS BEEN HEAVILY DEPENDENT UPON LAW FIRM CUSTOMERS. IF WE DO NOT EXPAND SALES OF OUR PRODUCTS TO OTHER CUSTOMERS, WE MAY NOT BE ABLE TO GROW OUR REVENUES CONSISTENT WITH PAST GROWTH RATES AND OUR OPERATING RESULTS WILL SUFFER.


     We derived 89.0% of our total revenues in 1998 and 95.0% of our total revenues for the six month period ended June 30, 1999 from the sale of licenses to law firms and professional service firms. As of June 30, 1999, 83.0% of our customers were law firms or professional service firms. Since January 1, 1998, 49 of our top 50 customers, in terms of billings, were law firms or professional service firms. Our future success is substantially dependent on our ability to sell a significant number of licenses to customers in other businesses, particularly large multi-national corporations. To sell a significant number of licenses to these businesses, we must devote time and resources to train our sales employees to work in industries outside law firms and professional service firms. We may not be successful in our efforts. Unlike law firms and professional service organizations, customers in other industries, including large multi-national corporations, may not require or perceive the value of our content and collaboration management solution. If we cannot license our products to customers in other industries, our business could be significantly adversely affected.


WE MAY BE UNABLE TO PENETRATE ADDITIONAL MARKETS AND GROW OUR REVENUES IF WE DO NOT SUCCESSFULLY OBTAIN LEADS OR REFERRALS FROM OUR CUSTOMERS.


     To increase sales of our e-business content and collaboration management solution and grow our total revenues, we will try to obtain leads or referrals from our current customers. If we are unable to maintain these existing customer relationships, or fail to establish additional relationships, we will have to devote substantially more resources, both financial and personnel, to the sales and marketing of our products. As a result, our success depends in part on the ultimate success of these current relationships and the willingness of our customers to provide us with these introductions, referrals and leads. Our current customer relationships do not, and any future relationships we establish may not, afford us any exclusive marketing or distribution rights. In addition, at any time, our customers may terminate their relationships with us, pursue other relationships with our competitors or develop or acquire products that compete with our products. Even if our customers provide us with leads and introductions, we may not penetrate additional markets or grow our revenues.


IF THE EMERGING MARKET FOR E-BUSINESS CONTENT AND COLLABORATION MANAGEMENT SOFTWARE DOES NOT DEVELOP AS QUICKLY AS WE EXPECT, OUR BUSINESS WILL SUFFER.


     The market for e-business content and collaboration management software has only recently begun to develop, is rapidly evolving and will likely have an increasing number of competitors. We cannot be certain that a viable market for our products will emerge or be sustainable. If the e-business content and collaboration management market fails to develop, or develops more slowly than expected, demand for our products will be less than anticipated and our business and operating results would be seriously harmed.

     Furthermore, to be successful in this emerging market, we must be able to differentiate our business from our competitors through our product and service offerings and brand name recognition. We may not be successful in differentiating our business or achieving widespread market acceptance of our products and services. In addition, enterprises that have already invested substantial resources in other methods of managing their content and collaborative process may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems.

DUE TO OUR LENGTHY AND VARIABLE SALES CYCLE, WE MAY NOT BE ABLE TO PREDICT WHEN OR IF SALES WILL BE MADE AND WE MAY EXPERIENCE UNPLANNED SHORTFALLS IN REVENUES.

     Our products have an unpredictable sales cycle that contributes to the uncertainty of our future operating results. Customers often view the purchase of our products as a significant and strategic decision, and this decision typically involves a considerable commitment of resources and is influenced by the customers' budget cycles. Selling our products also requires us to educate potential customers on their use and benefits because our e-business content and collaboration management software is a new category of product. As a result, our products have a lengthy sales cycle, which has historically ranged from approximately two to six months.

     As potential customers evaluate our products and before they place an order with us, we typically expend significant sales and marketing expenses. Larger customers may purchase our products as part of multiple, simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in our product sales. If sales forecasted from a specific customer for a particular quarter are not realized, we may experience unplanned shortfalls in revenues. As a result, we have only a limited ability to forecast the timing and size of sales of our products.

COMPETITION FROM PROVIDERS OF SOFTWARE ENABLING CONTENT AND COLLABORATION MANAGEMENT AMONG BUSINESSES MAY INCREASE, WHICH COULD CAUSE US TO REDUCE OUR PRICES, AND RESULT IN REDUCED GROSS MARGINS OR LOSS OF MARKET SHARE.


     The market for products that enable companies to manage and share content and collaborate throughout an extended enterprise is new, highly fragmented, rapidly changing and increasingly competitive. We expect competition to continue to intensify, which could result in price reductions for our products, reduced gross margins and loss of market share, any of which would have a material adverse effect on our business and financial condition.


IF OUR EFFORTS TO ENHANCE EXISTING PRODUCTS AND INTRODUCE NEW PRODUCTS ARE NOT SUCCESSFUL, WE MAY NOT BE ABLE TO GENERATE DEMAND FOR OUR PRODUCTS.

     Our future success depends on our ability to provide a comprehensive e-business content and collaboration management solution. To provide this comprehensive solution, we must continually develop and introduce high quality, cost-effective products as well as product enhancements on a timely basis. In August 1999, we shipped iManage infoLook, a product that integrates with Microsoft Outlook. Our future revenue growth will depend significantly on the success of this new product. To date, we have only tested this product with a limited number of customers, and we delayed its release two months to incorporate customer-specific functionality. Therefore, we cannot guarantee that this product will gain widespread market acceptance. If the market does not accept iManage infoLook or other new products, our business will suffer and our stock price will likely fall.


     In addition, while our current product offerings have the ability to manage many types of content, such as graphics, video, text, audio and data, we are dependent upon third parties to develop additional interfaces that will enable the deposit of other types of structured relational data, particularly data generated by enterprise resource planning systems, into the iManage e-business Server. These third parties may not be able to develop these technologies, and we may therefore not be able to continue to offer a comprehensive e-business content and collaboration management solution. Our failure to offer a comprehensive solution would seriously harm our business.


IF OUR PRODUCTS CANNOT SCALE TO MEET THE DEMANDS OF THOUSANDS OF CONCURRENT USERS, OUR TARGETED CUSTOMERS MAY NOT LICENSE OUR SOLUTIONS, WHICH WILL CAUSE OUR REVENUE TO DECLINE.

     Our strategy is to target large organizations that, because of the significant amounts of information and content that they generate and use, require our e-business content and collaboration management solution. For this strategy to succeed, our software products must be highly scalable; that is, they must be able to accommodate thousands of concurrent users. If our products cannot scale to accommodate a large number of concurrent users, our target markets will not accept our products and our business and operating results will suffer.


     While we and independent test laboratories have tested the scalability of our products in simulations, we have not had the opportunity to observe the performance of our products in the context of an actual large-scale, that is, tens to hundreds of thousands of concurrent users, customer implementation. If our customers cannot successfully implement large-scale deployments, or if they determine that our products cannot accommodate large-scale deployments, our customers will not license our solutions and this will materially adversely affect our financial condition and operating results.

OUR PRODUCTS MIGHT NOT BE COMPATIBLE WITH ALL MAJOR PLATFORMS, WHICH COULD INHIBIT SALES AND HARM OUR BUSINESS.


     We must continually modify and enhance our products to keep pace with changes in computer hardware and software and database technology, as well as emerging technical standards in the software industry. For example, we have designed our products to work with databases and servers such as Informix, Oracle and SQL Server and software applications including Microsoft Office, Lotus Notes and Novell GroupWise. Any changes to these platforms could require us to modify our products and could cause us to delay releasing a product until the updated version of that platform or application has been released. As a result, customers could delay purchases until they determine how our products will operate with these updated platforms or applications.


     In addition, our iManage infoCommerce Server runs on the Windows NT platform. If a customer does not currently use the Windows NT platform and does not choose to adopt this platform, we will be unable to license our products to this customer. Furthermore, some of our products do not run on other popular operating systems, such as the UNIX operating system. If another platform becomes more widely used, we could be required to convert our product to that platform. We may not succeed in these efforts, and even if we do, potential customers may not choose to license our product.

DEFECTS IN OUR SOFTWARE PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS.


     Our software products are complex and may contain errors, including year 2000-related errors, that may be detected at any point in the life of the product. We cannot assure you that, despite testing by us, our implementation partners and our current and potential customers, errors will not be found in new products or releases after shipment, resulting in loss of revenues, delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our business would be adversely affected and our stock price could fall.



     Because our products are generally used in systems with other vendors' products, they must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses.


IF WE ARE UNABLE TO RESPOND TO RAPID MARKET CHANGES DUE TO CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OUR FUTURE SUCCESS WILL BE ADVERSELY AFFECTED.

     The market for our products is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and changes in customer demands. Our future success will depend to a substantial degree on our ability to offer products and services that incorporate leading technology, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:


     - our technology or systems may become obsolete upon the introduction of alternative technologies, such as products that better manage various types of content; and



     - we may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies or service offerings.

OUR PRODUCTS MAY LACK ESSENTIAL FUNCTIONALITY IF WE ARE UNABLE TO OBTAIN AND MAINTAIN LICENSES TO THIRD-PARTY SOFTWARE AND APPLICATIONS.

     We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license Search '97 from Verity, Inc. and we license Outside In Viewer Technology and Outside In HTML Export from INSO Corporation. The functionality of our products therefore depends on our ability to integrate these third-party technologies into our products. Furthermore, we may license additional software from third parties in the future to add functionality to our products. If our efforts to integrate this third-party software into our products are not successful, our customers may not license our products and our business will suffer.


     In addition, we would be seriously harmed if the providers from whom we license software ceased to deliver and support reliable products, enhance their current products or respond to emerging industry standards. Moreover, the third-party software may not continue to be available to us on commercially reasonable terms or at all. Our license agreement with Verity terminates in February 2002, but may be extended to January 2003 at our option, and our agreement with INSO terminates in December 2001. Each of these license agreements may be renewed only with the other party's written consent. The loss of, or inability to maintain or obtain licensed software, could result in shipment delays or reductions. Furthermore, we might be forced to limit the features available in our current or future product offerings. Either alternative could seriously harm our business and operating results.



IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE COULD LOSE MARKET SHARE, INCUR COSTLY LITIGATION EXPENSES OR LOSE VALUABLE ASSETS.



     We believe that our continued success depends on protecting our proprietary technology. We rely on a combination of patent, trademark, service mark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. In addition, we enter into confidentiality or license agreements with our employees and consultants, and control access to and distribution of our software, documentation and other proprietary information. These legal and practical protections afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. These attempts, if successful, could cause us to lose market share and thus harm our business and operating results. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources and could seriously harm our business and operating results. In addition, as we expand our international sales, we may find that the laws of many countries, particularly those in the Asia/Pacific region, do not protect our proprietary rights to as great an extent as the laws of the United States.


OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD BE TIME CONSUMING AND EXPENSIVE FOR US TO DEFEND.

     Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. For example, we may discover that third parties have developed similar or competing technologies to manage, organize and deliver information and content. As a result, we may be found to infringe on the proprietary rights of others. Furthermore, companies in the software market are increasingly bringing suits that allege infringement of their proprietary rights, particularly patent rights. We could incur substantial costs to defend any litigation, and intellectual property litigation could force us to do one or more of the following:

     - cease using key aspects of our e-business content and collaboration management solution that incorporate the challenged intellectual property;

     - obtain a license from the holder of the infringed intellectual property right; and


     - redesign some or all of our products to avoid infringing.


     In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

WE COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS IF OUR CUSTOMERS' INFORMATION OR CONTENT IS DAMAGED THROUGH THE USE OF OUR PRODUCTS.


     If software errors or design defects in our products cause damage to customers' data and our agreements do not protect us from related product liability claims, our business, financial condition and operating results may be materially adversely affected. Errors, bugs or viruses may result in the loss of market acceptance or the loss of customer data. Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in jurisdictions where we operate.


WE MAY BE UNABLE TO RETAIN OUR CURRENT KEY PERSONNEL AND ATTRACT ADDITIONAL QUALIFIED PERSONNEL TO OPERATE AND EXPAND OUR BUSINESS.

     Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel, such as Mahmood Panjwani, our president and chief executive officer, and Rafiq Mohammadi, our chief technology officer. We may not be successful in attracting, assimilating or retaining qualified personnel in the future. None of our senior management or other key personnel is bound by an employment agreement. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other high-technology companies, we face intense competition for qualified personnel.

OUR TOTAL REVENUES WILL NOT INCREASE IF WE FAIL TO SUCCESSFULLY MANAGE OUR GROWTH AND EXPANSION.


     Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our limited resources. We have grown from 29 employees at January 1, 1998 to 87 employees at June 30, 1999. To be successful, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among our executive, research and development, accounting, finance, marketing, sales and operations organizations. Any failure to manage growth effectively could seriously harm our business and operating results.


AS WE EXPAND OUR OPERATIONS INTERNATIONALLY, WE WILL FACE SIGNIFICANT RISKS IN DOING BUSINESS IN FOREIGN COUNTRIES.

     A key component to our business strategy is to expand our existing sales and marketing activities internationally, particularly in Asia, Australia, New Zealand and the United Kingdom. If our efforts are successful, we will be subject to a number of risks associated with international business activities, including:

     - costs of customizing our products for foreign countries, including localization, translation and conversion to international and other foreign technology standards;

     - compliance with multiple, conflicting and changing governmental laws and regulations, including changes in regulatory requirements that may limit our ability to sell our software in particular countries;

     - import and export restrictions, tariffs and greater difficulty in collecting accounts receivable; and


     - foreign currency-related risks if a significant portion of our revenues become denominated in foreign currencies.


Our failure to successfully address any of these risks will hurt our operations and may prevent our total revenues from growing.


YEAR 2000 COMPLIANCE COSTS AND RISKS ARE DIFFICULT TO ASSESS AND COULD RESULT IN DELAY OR LOSS OF REVENUES, DIVERSION OF DEVELOPMENT RESOURCES, DAMAGE TO OUR REPUTATION OR INCREASED SERVICE, WARRANTY OR LITIGATION COSTS.



     Our internally-developed proprietary systems could be substantially impaired or cease to operate if they cannot recognize date information correctly when the year changes to 2000. In addition, we rely on information technology supplied by third parties. Year 2000 problems experienced by us or any of these third parties could materially adversely affect our business. Furthermore, the Internet could face serious disruptions arising from the year 2000 problem.


     We believe that many of our customers and potential customers have implemented policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. We will experience fewer sales if potential customers who might otherwise purchase our products delay the purchase and implementation of our product until after January 1, 2000 in an effort to stabilize their internal computer systems to cope with the year 2000 problem or because their information technology budgets have been diverted to address year 2000 issues. If our potential customers delay purchasing or implementing our products as a result of the year 2000 problem, our business will be seriously harmed. In addition, because the revenues from some of our customers are recognized on a ratable basis, any implementation delays by these customers caused by their needs to address year 2000 issues will affect our ability to recognize these revenues.

     Given the pervasive nature of the year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. We have not completed our year 2000 investigation and overall compliance initiative. The costs related to year 2000 compliance, which thus far have not been material, could ultimately be significant and may harm our business.

FUTURE ACQUISITIONS MAY BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DIVERT MANAGEMENT ATTENTION.


     As part of our business strategy, we may find it necessary to acquire additional businesses, products or technologies that we feel could complement or expand our business, increase our market coverage, enhance our technical capabilities or offer other types of growth opportunities. If we identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition, or integrate the acquired business, products or technologies into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business will cause significant diversions of management time and other resources. Since we have never acquired another business, we may experience unexpected difficulties and obstacles in acquiring and integrating new operations.

     If we consummate a significant acquisition in which the consideration consists of stock or other securities, your equity could be significantly diluted. If we were to proceed with a significant acquisition in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate that acquisition. Acquisition financing may not be available on favorable terms, if at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would seriously harm our operating results.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL RETAIN SIGNIFICANT CONTROL OVER IMANAGE AFTER THIS OFFERING, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE MATTERS.


     Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own approximately 64.7% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us. We also plan to reserve up to 5% of the shares offered in this offering under a directed share program in which our executive officers, directors, principal stockholders, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the amount of stock held by persons whose interests are closely aligned with management's interests.


OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. If you purchase shares of common stock, an active trading market may not develop and you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:


     - quarterly fluctuations in operating results;


     - changes in financial estimates or recommendations by securities analysts;

     - announcements by us or our competitors of financial results, new products, significant technological innovations, contracts, acquisitions, strategic partnerships, joint ventures, capital commitments or other events;


     - additions or departures of key personnel;


     - any future sales of our common stock or other securities; and

     - stock market price and volume fluctuations, which are particularly common among securities of Internet-related companies.

     In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.


WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS WHICH WOULD LIMIT OUR ABILITY TO GROW.


     We may need to seek additional funding in the future. We do not know if we will be able to obtain additional financing on favorable terms, if at all. In addition, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS



     Some of the statements under Prospectus Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.


     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 3,600,000 shares of common stock we are offering will be approximately $29,132,000, at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $33,652,000.


     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to enhance our ability to acquire other businesses, products or technologies, and to facilitate future access to public equity markets. We intend to use the proceeds for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or products that are complementary to our business. We currently have no commitments or agreements for any acquisitions. Pending our use of the net proceeds, we intend to invest them in short-term, interest bearing, investment grade securities.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not currently anticipate paying these cash dividends. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and other relevant factors as determined by the board of directors, in its discretion. Additionally, we have entered into loan agreements with creditors that restrict our ability to pay dividends.

                                 CAPITALIZATION

     The following table presents the capitalization of iManage as of June 30, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of each outstanding share of preferred stock into one share of common stock upon the closing of this offering; and

     - on a pro forma as adjusted basis to reflect the sale of 3,600,000 shares of common stock that we are offering at an assumed initial public offering price of $9.00 per share after deducting estimated underwriting discounts and commissions and our estimated offering expenses and the application of the net proceeds we receive from this offering. The pro forma as adjusted information reflects none of the 1,894,950 shares of common stock issuable upon exercise of outstanding options at June 30, 1999 at a weighted average exercise price of $0.58.


     This table should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                   AS OF JUNE 30, 1999
                                                            ---------------------------------
                                                                                   PRO FORMA
                                                            ACTUAL    PRO FORMA   AS ADJUSTED
                                                            -------   ---------   -----------
                                                                            (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT SHARE
                                                                   AND PER SHARE DATA)
Long-term debt............................................  $   889    $   889      $   889
                                                            -------    -------      -------
Stockholders' equity:
  Preferred stock; 8,153,708 shares authorized, actual;
     2,000,000 shares authorized, pro forma and pro forma
     as adjusted; 8,033,117 shares issued and outstanding,
     actual; none issued or outstanding, pro forma and pro
     forma as adjusted....................................        8         --           --
  Common stock; 20,000,000 shares authorized, actual;
     100,000,000 shares authorized, pro forma and pro
     forma as adjusted; 8,745,413 shares issued and
     outstanding, actual; 16,778,530 issued and
     outstanding, pro forma; 20,378,530 shares issued and
     outstanding, pro forma as adjusted...................        8         16           20
Additional paid-in capital................................   20,100     20,100       49,228
Deferred stock-based compensation.........................   (3,047)    (3,047)      (3,047)
Notes receivable for common stock.........................     (498)      (498)        (498)
Accumulated deficit.......................................   (9,126)    (9,126)      (9,126)
                                                            -------    -------      -------
          Total stockholders' equity......................    7,445      7,445       36,577
                                                            -------    -------      -------
          Total capitalization............................  $ 8,334    $ 8,334      $37,466
                                                            =======    =======      =======

                                    DILUTION


     If you invest in our common stock, your interest will be diluted in an amount equal to the difference between:



     - the public offering price per share of our common stock and



     - the pro forma net tangible book value per share of our common stock after this offering.



     The pro forma net tangible book value per share after this offering equals:



     - the net tangible book value, which is tangible assets less total liabilities, divided by



     - the number of outstanding shares of common stock after the offering, which will include 8,033,117 shares of common stock from the conversion of preferred stock upon consummation of this offering.



     Our pro forma net tangible book value as of June 30, 1999 was approximately $6,919,000, or $0.41 per share of common stock. If you participate in this offering, you could pay as much as $9.00 per share, which substantially exceeds $0.41 per share.



     The pro forma as adjusted net tangible book value per share takes into account the estimated net proceeds from this offering. Based upon an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 1999 would have been approximately $36,051,000, or $1.77 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.36 per share to existing stockholders and an immediate dilution of $7.23 per share to investors purchasing common stock in this offering. The following table illustrates the per share dilution:


                                                                         ASSUMING NO
                                                                         EXERCISE OF
                                                                        OVER-ALLOTMENT
                                                                            OPTION
                                                                        --------------
Assumed initial public offering price per share.............                $9.00
  Pro forma net tangible book value per share as of June 30,
     1999...................................................  $  0.41
  Increase per share attributable to new investors..........     1.36
                                                              -------
Pro forma as adjusted net tangible book value per share
  after the offering........................................                 1.77
                                                                            -----
Dilution per share to new investors.........................                $7.23
                                                                            =====


     The following table summarizes as of June 30, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses. Additionally, as detailed below, new investors purchasing shares in this offering at the initial public offering price will contribute 73.2% of the total consideration paid to us but will own only 17.7% of our shares.


                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                      --------------------   ---------------------   AVERAGE PRICE
                                        NUMBER     PERCENT     AMOUNT      PERCENT   PAID PER SHARE
                                      ----------   -------   -----------   -------   --------------
Existing stockholders...............  16,778,530     82.3%   $11,880,000     26.8%       $0.71
New investors.......................   3,600,000     17.7%   $32,400,000     73.2%        9.00
                                      ----------    -----    -----------    -----
          Total.....................  20,378,530    100.0%   $44,280,000    100.0%
                                      ==========    =====    ===========    =====

                            SELECTED FINANCIAL DATA

     The following data have been derived from financial statements audited by
PricewaterhouseCoopers LLP, independent accountants, except for the data for the six month period ended June 30, 1998. Balance sheets at December 31, 1997 and 1998 and at June 30, 1999, the related statements of operations and of cash flows for the three years ended December 31, 1998 and the six month period ended June 30, 1999 and related notes appear elsewhere in this prospectus. The statement of operations data for the period from October 10, 1995, our inception, through December 31, 1995 and the balance sheet data as of December 31, 1995 and 1996 are derived from audited financial statements not included in this prospectus.

     The selected financial data presented below contains only a portion of iManage's financial statements and should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                              PERIOD FROM                                     SIX MONTH PERIOD
                                           OCTOBER 10, 1995     YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                            (INCEPTION) TO     --------------------------   ---------------------
                                           DECEMBER 31, 1995    1996     1997      1998        1998        1999
                                           -----------------   ------   -------   -------   -----------   -------
                                                                                            (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  License................................       $   --         $   70   $ 1,172   $ 6,509     $ 1,849     $ 6,159
  Support and services...................           --              4       358     1,232         384       1,715
                                                ------         ------   -------   -------     -------     -------
         Total revenues..................           --             74     1,530     7,741       2,233       7,874
                                                ------         ------   -------   -------     -------     -------
Cost of revenues:
  License................................           --              4       136       414         150         327
  Support and services...................           --             38       163     1,213         499       1,173
                                                ------         ------   -------   -------     -------     -------
         Total cost of revenues..........           --             42       299     1,627         649       1,500
                                                ------         ------   -------   -------     -------     -------
Gross profit.............................           --             32     1,231     6,114       1,584       6,374
Operating expenses:
  Sales and marketing....................           19            335     1,120     4,393       1,798       3,677
  Research and development...............           24            113       935     2,351       1,058       1,884
  General and administrative.............           21            272       706     1,295         577         938
  Stock-based compensation...............           --             --     2,079     1,054         422       1,991
                                                ------         ------   -------   -------     -------     -------
         Total operating expenses........           64            720     4,840     9,093       3,855       8,490
                                                ------         ------   -------   -------     -------     -------
Loss from operations.....................          (64)          (688)   (3,609)   (2,979)     (2,271)     (2,116)
Interest income (expense), net...........           --             (4)       13       139          34         186
                                                ------         ------   -------   -------     -------     -------
Loss before provision for income taxes...          (64)          (692)   (3,596)   (2,840)     (2,237)     (1,930)
                                                ------         ------   -------   -------     -------     -------
Provision for income taxes...............           --             --        --        --          --           4
                                                ------         ------   -------   -------     -------     -------
Net loss.................................       $  (64)        $ (692)  $(3,596)  $(2,840)    $(2,237)    $(1,934)
                                                ======         ======   =======   =======     =======     =======
Net loss per share -- basic and
  diluted................................       $(0.01)        $(0.12)  $ (0.57)  $ (0.38)    $ (0.31)    $ (0.24)
Shares used in net loss per
  share -- basic and diluted.............        6,000          6,004     6,292     7,455       7,227       8,102
Pro forma net loss per share -- basic and
  diluted................................                                         $ (0.21)                $ (0.12)
Shares used in pro forma net loss per
  share -- basic and diluted.............                                          13,489                  16,135

                                                                       DECEMBER 31,
                                                              ------------------------------   JUNE 30,
                                                              1995   1996    1997     1998       1999
                                                              ----   ----   ------   -------   --------
                                                                           (IN THOUSANDS)
BALANCE SHEETS DATA:
Cash, cash equivalents and short term investments...........  $ 10   $359   $1,789   $ 7,617   $12,117
Working capital (deficit)...................................   (18)    17    1,740     6,119     6,261
Total assets................................................    44    511    3,260    13,495    18,560
Long-term debt..............................................    --     --       --        --       889
Total stockholders' equity..................................    17     90    1,986     7,360     7,445

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


     We supply e-business content and collaboration management software that provides organizations with a web-based unified content platform that manages, organizes and delivers relevant information from a variety of sources in a centralized manner throughout the extended enterprise. We believe we are a leading provider of e-business content and collaboration management software, based on the number of customers we serve and the features our software provides. Since 1996, we have licensed our products to over 400 customers for use by over 100,000 end users.

     We were incorporated in October 1995 and commenced operations shortly after that time. During the period October 1995 through September 1996 we were a development stage company and had no revenues. Our operating activities during this period related primarily to developing our product, building our corporate infrastructure and raising capital. In October 1996, we released the first version of our iManage infoCommerce Server and iManage infoRite,and sold them through a small sales force and support staff. In June 1997, we enhanced our iManage suite of products and shipped iManage infoLink. In March 1998, we released an enhanced version of iManage infoCommerce Server. We began shipping our iManage infoLook in August 1999.

     Our total revenues, which consist of software license revenues and support and services revenues, totaled $74,000 in 1996, $1.5 million in 1997, $7.7 million in 1998 and $7.9 million in the six month period ended June 30, 1999. Through June 30, 1999, substantially all of our total revenues were derived from licenses of the iManage infoCommerce Server, iManage infoRite and iManage infoLink and related services. We currently expect that substantially all of our total revenues will be derived from our iManage infoCommerce Server, iManage infoRite and iManage infoLink product lines and related services. Our license revenues are based on the number of users and servers. Support and services revenues consist of customer support, training and consulting. Customers who license our products generally purchase support contracts, which are billed on a subscription basis typically covering a 12-month period. Training services are billed on a per student or per class session basis and consulting is customarily billed at a fixed daily rate plus our out-of-pocket expenses.

     We market our software and services primarily through our direct sales organization, resellers and system integrators in the United States and Canada, and through distributors in the United Kingdom and Australia. Revenues from iManage infoCommerce Server, iManage infoRite and iManage infoLink licenses and services to customers outside the United States and Canada have been insignificant to date.

     Through 1997, we recognized revenues based on the American Institute of Certified Public Accountants Statement of Position 91-1. Commencing in 1998, we began recognizing revenues based on the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, as amended by Statement of Position 98-4. Further implementation guidelines relating to these standards may result in unanticipated changes in our revenue recognition practices, and these changes could affect our future revenues and earnings.

     We recognize license revenues upon shipment if a signed contract exists, the fee is fixed and determinable, collection of resulting receivables is probable and product returns are reasonably estimable and if applicable, acceptance criteria have been met. Provisions for estimated warranty costs and sale returns are recorded at the time of shipment.

     For contracts with multiple obligations, for example, deliverable and undeliverable products, support and other service, we allocate revenues to the undelivered element of the contract based on objective evidence of its fair value. This objective evidence is the sales price of the element when sold separately by us. We generally do not allow the right of return but have accepted returns in isolated instances when resellers, system integrators and distributors have incorrectly ordered product. We recognize revenues allocated to undelivered products when the criteria for license revenues described above are met. We recognize support and services revenues, including amounts allocated from contracts with multiple obligations and for ongoing customer support, ratably over the period of the support contract. Our support and service arrangements entitle customers to telephone support and unspecified upgrades and enhancements. Payments for support and services are generally made in advance and are non-refundable. For revenues allocated to training and consulting services or derived from the separate sales of these services, we recognize revenues as the related services are performed.


     Our cost of license revenues includes royalties due to third parties for integrated technology, the cost of manuals and product documentation, production media used to deliver our products and packaging costs. Our cost of support and services revenues includes salaries and related expenses for the customer support and training organization and an allocation of overhead expenses.

     Our operating expenses are classified as sales and marketing, research and development, general and administrative and stock-based compensation. We classify all charges to these operating expense categories based on the nature of the expenditures. Although each category includes expenses that are unique to the category type, there are common recurring expenditures that are typically included in all operating expense categories, including salaries, employee benefits, incentive compensation, bonuses, travel costs, professional fees, telephone, communication and rent and allocated facilities costs. The sales and marketing category of operating expenses includes additional expenditures specific to the sales group, such as commissions, and expenditures specific to the marketing group, including public relations and advertising, trade shows and marketing collateral materials. In the development of our new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, software development costs eligible for capitalization have been insignificant, and we have expensed all costs related to internal research and development as we have incurred them.


     In connection with the granting of stock options to our employees and consultants, we have recorded deferred stock-based compensation totaling approximately $8.2 million through June 30, 1999, of which approximately $3.0 million remains to be amortized. This amount represents the difference between the exercise price and the current estimated fair value of our common stock on the date these stock options were granted. This amount is included as part of stockholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board, or FASB, Interpretation No. 28. We recognized stock-based compensation expense of approximately $2.1 million in 1997, $1.1 million in 1998, and approximately $2.0 million for the six month period ended June 30, 1999, which includes stock-based compensation expense amounts for services provided before the grant date of the options. Future compensation expense from options granted through June 30, 1999 is estimated to be approximately $1.1 million for the remainder of 1999, $1.2 million for 2000, $505,000 for 2001 and $167,000 for 2002.



     We anticipate recording net additions to deferred stock-based compensation of $1.8 million related to options granted to employees during the quarter ended September 30, 1999 at less than their deemed fair market value. This deferred stock-based compensation is expected to be amortized to expense $463,000 in the remainder of 1999, $827,000 in 2000, $325,000 in 2001, $137,000 in 2002 and
$21,000 in 2003. When combined with the deferred stock-based compensation on options granted through June 30, 1999, total amortization of deferred stock-based compensation is expected to total approximately $1.6 million for the remainder of 1999, $2.0 million for 2000, $830,000 for 2001, $304,000 for 2002 and $21,000 for 2003. The stock-based compensation expense is included in our operating expenses.

     We anticipate that our operating expenses will increase substantially as we intend to continue to incur significant research and development costs and invest heavily in the expansion of our sales, marketing and support organizations to build an infrastructure to support our long-term growth strategy. The number of our full-time employees increased from 59 as of December 31, 1998, to 87 as of June 30, 1999. We will seek to hire additional employees in the future. As a result of investments relating to the expansion of our business, we have incurred net losses in each quarter since inception and, as of June 30, 1999, had an accumulated deficit of $9.1 million. To achieve profitability, we will have to increase our total revenues significantly. We cannot assure you that we will ever attain or maintain profitability.

     In view of the rapidly changing nature of our market and our limited operating history, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful and should not be relied upon as indicative of future performance. Our historic revenue growth rates are not necessarily sustainable or indicative of our future growth. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets. We cannot assure you we will be successful in addressing these risks and difficulties.

RESULTS OF OPERATIONS

     The following table presents our statement of operations data as a percentage of total revenues for the periods indicated.

                                                                          SIX MONTH PERIOD
                                         YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                       ----------------------------    -----------------------
                                        1996       1997       1998        1998          1999
                                       -------    -------    ------    -----------    --------
                                                                       (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  License............................     94.6%      76.6%     84.1%        82.8%        78.2%
  Support and services...............      5.4       23.4      15.9         17.2         21.8
                                       -------    -------    ------      -------       ------
          Total revenues.............    100.0      100.0     100.0        100.0        100.0
                                       -------    -------    ------      -------       ------
Cost of revenues:
  License............................      5.4        8.9       5.3          6.7          4.2
  Support and services...............     51.4       10.7      15.7         22.3         14.9
                                       -------    -------    ------      -------       ------
          Total cost of revenues.....     56.8       19.5      21.0         29.1         19.1
                                       -------    -------    ------      -------       ------
Gross profit.........................     43.2       80.5      79.0         70.9         80.9
Operating expenses:
  Sales and marketing................    452.7       73.2      56.7         80.5         46.7
  Research and development...........    152.7       61.1      30.4         47.4         23.9
  General and administrative.........    367.6       46.1      16.7         25.8         11.9
  Stock-based compensation...........      0.0      135.9      13.6         18.9         25.3
                                       -------    -------    ------      -------       ------
          Total operating expenses...    973.0      316.3     117.5        172.6        107.8
                                       -------    -------    ------      -------       ------
Loss from operations.................   (929.7)    (235.9)    (38.5)      (101.7)       (26.9)
                                       -------    -------    ------      -------       ------
Interest income (expense), net.......     (5.4)       0.8       1.8          1.5          2.4
                                       -------    -------    ------      -------       ------
Loss before provision for income
  taxes..............................   (935.1)    (235.0)    (36.7)      (100.2)       (24.5)
                                       -------    -------    ------      -------       ------
Provision for income taxes...........      0.0        0.0       0.0%         0.0          0.1
                                       -------    -------    ------      -------       ------
Net loss.............................   (935.1)%   (235.0)%   (36.7)%     (100.2)%      (24.6)%
                                       =======    =======    ======      =======       ======

SIX MONTH PERIOD ENDED JUNE 30, 1998 AND 1999

REVENUES


     Our total revenues are derived from software licenses and related support and services. Our revenues were $2.2 million for the six month period ended June 30, 1998 and $7.9 million for the six month period ended June 30, 1999, representing an increase of $5.7 million, or 259.1%. International revenues were not significant for the six month period ended June 30, 1998 and 1999.



     License Revenues. Our license revenues were $1.8 million for the six month period ended June 30, 1998 and $6.2 million for the six month period ended June 30, 1999, representing an increase of $4.4 million, or 244.4%. License revenues represented 82.8% of total revenues for the six month period ended June 30, 1998 and 78.2% of total revenues for the six month period ended June 30, 1999. This increase was primarily a result of increased sales of iManage infoCommerce Server, iManage infoRite and iManage infoLink, reflecting the increased market acceptance of these products, as well as increases in the size and productivity of the sales force and our resellers.



     Support and Services Revenues. Support and services revenues consist primarily of support and, to a lesser extent, training and consulting services associated with the increase in licenses of iManage infoCommerce Server, iManage infoRite and iManage infoLink during these periods. Our support and services revenues were $384,000 for the six month period ended June 30, 1998 and $1.7 million for the six month period ended June 30, 1999, representing an increase of $1.3 million, or 342.7%. Support and services revenues represented 17.2% of total revenues for the six month period ended June 30, 1998 and 21.8% of total revenues for the six month period ended June 30, 1999. The increase in support and services revenues for the six month period ended June 30, 1999 compared to the six month period ended June 30, 1998 was primarily a result of increased licenses of iManage infoCommerce Server, iManage infoRite and iManage infoLink in 1999. We expect that the proportion of our support and services revenues to total revenues will fluctuate in the future, depending in part on the level and nature of license revenues as well as the number of support contracts sold and the level of training and consulting revenues.


COST OF REVENUES


     Cost of License Revenues. Cost of license revenues was $150,000 for the six month period ended June 30, 1998 and $327,000 for the six month period ended June 30, 1999, representing an increase of $177,000, or 118.0%. This increase was principally a result of increased royalties owed to third parties for integrated technologies as a result of additional third-party technology arrangements entered into during 1999. Cost of license revenues represented 8.1% of license revenues for the six month period ended June 30, 1998 and 5.3% for the six month period ended June 30, 1999. We expect that the cost of license revenues will fluctuate as a percentage of license revenues in the future depending in part on the demand for our current products.



     Cost of Support and Services Revenues. Cost of support and services revenues was $499,000 for the six month period ended June 30, 1998 and $1.2 million for the six month period ended June 30, 1999, representing an increase of $701,000, or 140.5%. This increase was primarily a result of an increase of $308,000 in technical support and training personnel costs and headcount, an increase of $240,000 in facility-related overhead costs and an increase of $74,000 in travel-related costs, all of which were necessary to manage and support our growing customer base. Cost of support and services revenues was 129.9% of support and services revenues for the six month period ended June 30, 1998 and 68.4% for the six month period ended June 30, 1999. Cost of support and services revenues as a percentage of support and services revenues may vary between periods due to the customer support services versus the mix of training and consulting services we provide.

OPERATING EXPENSES


     Sales and Marketing. Sales and marketing expenses were $1.8 million for the six month period ended June 30, 1998 and $3.7 million for the six month period ended June 30, 1999, representing an increase of $1.9 million, or 105.6%. This increase was primarily a result of investments in sales and marketing, which included an increase of $1.2 million in personnel-related costs to recruit and hire sales and marketing personnel an increase of $249,000 in facility-related overhead expenses and an increase of $229,000 in professional service expenses primarily related to third-party consultants. Sales and marketing employees increased from 17 as of June 30, 1998 to 35 as of June 30, 1999, an increase of 18, or 105.9%. Sales and marketing expenses represented 80.5% of total revenues for the six month period ended June 30, 1998 and 46.7% for the six month period ended June 30, 1999. We believe that a significant increase in our sales and marketing efforts is essential for us to maintain our market position and further increase acceptance of our products. Therefore, we anticipate that sales and marketing expenses will increase in absolute dollars but may fluctuate as a percentage of total revenues in future periods.



     Research and Development. Research and development expenses were $1.1 million for the six month period ended June 30, 1998 and $1.9 million for the six month period ended June 30, 1999, representing an increase of $800,000, or 72.7%. This increase was primarily a result of an increase in the number of software developers, program management, documentation personnel and outside contractors we use to support development of our products. Our research and development employees increased from 16 as of June 30, 1998 to 23 as of June 30, 1999, an increase of seven, or 43.8%. Research and development costs represented 47.4% of total revenues for the six month period ended June 30, 1998 and 23.9% for the six month period ended June 30, 1999. We believe that significant increases in our research and development investment are essential for us to maintain our market position, to continue to expand our product line and to enhance the unified content technology platform for our suite of products. Therefore, we anticipate that we will continue to invest significantly in product research and development, and as a result, our research and development expenses are likely to increase in absolute dollars in future periods.



     General and Administrative. General and administrative expenses were $577,000 for the six month period ended June 30, 1998 and $938,000 for the six month period ended June 30, 1999, representing an increase of $361,000, or 62.6%. This increase was primarily a result of an increase of $182,000 related to additional finance, executive, information services and human resources personnel needed to support the growth of our business, an increase of $143,000 in facility-related overhead costs and an increase of $67,000 in outside contractors expense associated with expanded human resources programs. General and administrative costs represented 25.8% of our total revenues for the six month period ended June 30, 1998 and 11.9% for the six month period ended June 30, 1999. We believe that our general and administrative expenses will continue to increase in absolute dollars as a result of the continued expansion of our administrative staff and expenses associated with being a public company.



     Interest Income (Expense), Net. Interest income was $39,000 for the six month period ended June 30, 1998 and $204,000 for the six month period ended June 30, 1999, representing an increase of $165,000, or 423.1%. This increase reflects the higher cash and short-term investment base as a result of proceeds we received in September 1998 from issuance of our series C preferred stock and borrowings under our equipment line of credit in March 1999, in addition to the generation of cash from operations during 1999. Interest expense was $5,000 for the six month period ended June 30, 1998 and $18,000 for the six month period ended June 30, 1999, with the increase primarily the result of borrowings under our equipment line of credit in March 1999.

     Provision for Income Taxes. As of June 30, 1999, we had estimated net operating loss carryforwards for federal and state income tax reporting purposes of approximately $3.2 million and federal and state tax credit carryforwards of $350,000, which expire through 2018. The U.S. tax laws contain provisions that limit the use in any future period of net operating loss and credit carryforwards upon the occurrence of events, such as a significant change in ownership interests. We had deferred tax assets, including our net operating loss carryforwards and tax credits, totaling approximately $1.9 million as of June 30, 1999. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance. See note 7 to financial statements on page F-21.

YEAR ENDED DECEMBER 31, 1996, 1997 AND 1998

REVENUES

     Our revenues were $74,000 in 1996, $1.5 million in 1997 and $7.7 million in 1998, representing increases of $1.4 million, or 1,927.0%, from 1996 to 1997, and $6.2 million, or 413.3%, from 1997 to 1998.


     License Revenues. Our license revenues were $70,000 in 1996, $1.2 million in 1997 and $6.5 million in 1998, representing increases of $1.1 million, or 1,614.3%, from 1996 to 1997 and $5.3 million, or 441.7%, from 1997 to 1998.
License revenues represented 94.6% of our total revenues in 1996, 76.6% in 1997 and 84.1% in 1998. The increase in our license revenues from 1996 to 1997 was primarily the result of the initial shipment in October 1996 of iManage infoCommerce Server, iManage infoRite and iManage infoLink. The increase in our license revenues from 1997 to 1998 was primarily due to increased market acceptance of these products and increased prices for these products.



     Support and Services Revenues. Our support and services revenues were $4,000 in 1996, $358,000 in 1997 and $1.2 million in 1998, representing increases of $354,000 from 1996 to 1997 and $842,000, or 235.2%, from 1997 to
1998. In 1997 and 1998, support and services revenues consisted primarily of customer support and, to a lesser extent, training services, associated with the increasing license revenues during these periods. Support and services revenues represented 5.4% of our total revenues in 1996, 23.4% in 1997 and 15.9% in 1998. The increase in absolute dollars in support and services revenues from 1997 to 1998 reflects increasing licenses of our iManage infoCommerce Server, iManage infoRite and iManage infoLink.


COST OF REVENUES

     Cost of License Revenues. Cost of license revenues was $4,000 in 1996, $136,000 in 1997 and $414,000 in 1998, representing increases of $132,000, or
3,300.0%, from 1996 to 1997 and $278,000, or 204.4%, from 1997 to 1998. The increase from 1996 to 1997 was a result of increased costs of production of manuals and other media associated with the increasing license revenues during this period. The increase in 1997 to 1998 was a result of increased royalties to third parties for technology integrated into our iManage infoCommerce Server in the fourth quarter of 1997 and the first quarter of 1998. Cost of license revenues as a percentage of license revenues was 5.7% for 1996, 11.6% for 1997 and 6.4% for 1998.

     Cost of Support and Services Revenues. Cost of support and services revenues was $38,000 in 1996, $163,000 in 1997 and $1.2 million in 1998, representing increases of $125,000, or 328.9%, from 1996 to 1997 and $1.0 million, or 636.2%, from 1997 to 1998. The increases from 1996 to 1998 resulted primarily from an increase of $94,000 in 1997 and an increase of $689,000 in 1998 related to personnel-related expenses from increases in technical support and training personnel and an increase of $213,000 in 1998 related to increases in travel-related costs to manage and support our growing customer base. Cost of support and services revenues as a percentage of support and services revenues was 950.0% for 1996, 45.5% for 1997 and 98.5% for 1998.

OPERATING EXPENSES


     Sales and Marketing. Sales and marketing expenses were $335,000 in 1996, $1.1 million in 1997 and $4.4 million in 1998, representing increases of $765,000, or 228.4%, from 1996 to 1997 and $3.3 million, or 300.0%, from 1997 to
1998. The increases from 1996 through 1998 primarily reflected investments in our sales and marketing infrastructure, which included an increase of $406,000 in 1997 and an increase of $2.3 million in 1998 related to significant personnel-related expenses including salaries, benefits and commissions, recruiting fees, and related costs of hiring sales management, sales representatives, sales engineers and marketing personnel. Sales and marketing employees totaled three as of December 31, 1996, nine as of December 31, 1997 and 23 as of December 31, 1998, representing increases of 200.0% from 1996 to 1997 and 155.6% from 1997 to 1998. The increase in sales and marketing expenses from 1997 to 1998 also reflected an increase of $399,000 in travel and entertainment expenses, an increase of $340,000 in public relations and trade show expenses, and an increase of $201,000 in facility-related overhead costs. Sales and marketing expenses as a percentage of total revenues were 452.7% for 1996, 73.2% for 1997 and 56.7% for 1998. The decreases in sales and marketing expenses as a percentage of total revenues from 1996 through 1998 reflected the more rapid growth of our total revenues compared to the growth of sales and marketing expenses in these periods.



     Research and Development. Research and development expenses were $113,000 in 1996, $935,000 in 1997 and $2.4 million in 1998, representing increases of $822,000, or 727.4%, from 1996 to 1997 and $1.5 million, or 156.7% from 1997 to
1998. The increases from 1996 through 1998 were primarily related to increased personnel costs resulting from the increase in the wage rates, benefits and the number of software developers and quality assurance personnel and third-party consultants to support our product development and testing activities related to the development of iManage infoRite, iManage infoLink and iManage infoLook as well as enhancements to iManage infoCommerce Server. Our research and development employees totaled three as of December 31, 1996, 12 as of December 31, 1997 and 16 as of December 31, 1998, representing increases of 300.0% from 1996 to 1997 and 33.3% from 1997 to 1998. Research and development costs as a percentage of total revenues were 152.7.% in 1996, 61.1% in 1997 and 30.4% in 1998. The decreases in research and development expenses as a percentage of total revenues from 1996 through 1998 reflected increases in our total revenues.


     General and Administrative. General and administrative expenses were $272,000 in 1996, $706,000 in 1997 and $1.3 million in 1998, representing increases of $434,000, or 159.6%, from 1996 to 1997 and $594,000, or 84.1%, from
1997 to 1998. The increases from 1996 through 1998 were primarily the result of increased personnel costs of $177,000 in 1997 and $339,000 in 1998 resulting from additional finance, executive and administrative personnel and increases of $69,000 in 1997 and $245,000 in 1998 in professional service costs, primarily accounting and legal, to support the growth of our business during these periods. General and administrative costs, as a percentage of total revenues were 367.6% in 1996, 46.1% in 1997 and 16.7% in 1998.

     Interest Income (Expense), Net. Interest income (expense), net was $(4,000) in 1996, $13,000 in 1997 and $139,000 in 1998, representing increases of $17,000, or 425.0%, from 1996 to 1997, and $126,000, or 969.2%, from 1997 to
1998. The increases from 1996 through 1998 were primarily the result of the higher invested cash base as a result of proceeds received from the issuance of our series A, B and C preferred stock.

     Provision for Income Taxes. We have not recorded a provision for federal and state income taxes because we have experienced net losses since inception which has resulted in deferred tax assets. We have recorded a valuation allowance for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance.

QUARTERLY RESULTS OF OPERATIONS


     The following table presents unaudited statement of operations data for the six quarters ended June 30, 1999, as well as such data expressed as a percentage of our total revenues for the periods indicated. We have derived this unaudited information on a basis consistent with our audited financial statements and, in the opinion of our management, it reflects all normal recurring adjustments considered necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly results have in the past been, and may in the future be, subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.


                                                                THREE MONTH PERIOD ENDED
                                            -----------------------------------------------------------------
                                            MAR 31,    JUNE 30,    SEPT 30,    DEC 31,    MAR 31,    JUNE 30,
                                             1998        1998        1998       1998       1999        1999
                                            -------    --------    --------    -------    -------    --------
                                                              (UNAUDITED AND IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  License.................................  $   564     $1,285      $2,195     $2,465     $2,805     $ 3,354
  Support and services....................      206        178         382        466        774         941
                                            -------     ------      ------     ------     ------     -------
         Total revenues...................      770      1,463       2,577      2,931      3,579       4,295
                                            -------     ------      ------     ------     ------     -------
Cost of revenues:
  License.................................       53         97         112        152        149         178
  Support and services....................      233        266         289        425        526         647
                                            -------     ------      ------     ------     ------     -------
         Total cost of revenues...........      286        363         401        577        675         825
                                            -------     ------      ------     ------     ------     -------
Gross profit..............................      484      1,100       2,176      2,354      2,904       3,470
                                            -------     ------      ------     ------     ------     -------
Operating expenses:
  Sales and marketing.....................      810        988       1,212      1,383      1,707       1,970
  Research and development................      487        571         595        698        900         984
  General and administrative..............      280        297         331        387        440         498
  Stock-based compensation................      249        173         390        242        527       1,464
                                            -------     ------      ------     ------     ------     -------
         Total operating expenses.........    1,826      2,029       2,528      2,710      3,574       4,916
                                            -------     ------      ------     ------     ------     -------
Loss from operations......................   (1,342)      (929)       (352)      (356)      (670)     (1,446)
Interest income (expense), net............        2         32          27         78         77         109
                                            -------     ------      ------     ------     ------     -------
Loss before provision for income taxes....   (1,340)      (897)       (325)      (278)      (593)     (1,337)
                                            -------     ------      ------     ------     ------     -------
Provision for income taxes................       --         --          --         --          1           3
                                            -------     ------      ------     ------     ------     -------
Net loss..................................  $(1,340)    $ (897)     $ (325)    $ (278)    $ (594)    $(1,340)
                                            =======     ======      ======     ======     ======     =======

                                                                THREE MONTH PERIOD ENDED
                                            -----------------------------------------------------------------
                                            MAR 31,    JUNE 30,    SEPT 30,    DEC 31,    MAR 31,    JUNE 30,
                                             1998        1998        1998       1998       1999        1999
                                            -------    --------    --------    -------    -------    --------
                                                                       (UNAUDITED)
As a percentage of total revenues:
Revenues:
  License.................................     73.2%      87.8%       85.2%      84.1%      78.4%       78.1%
  Support and services....................     26.8       12.2        14.8       15.9       21.6        21.9
                                            -------     ------      ------     ------     ------     -------
         Total revenues...................    100.0      100.0       100.0      100.0      100.0       100.0
                                            -------     ------      ------     ------     ------     -------
Cost of revenues:
  License.................................      6.9        6.6         4.3        5.2        4.2         4.1
  Support and services....................     30.3       18.2        11.2       14.5       14.7        15.1
                                            -------     ------      ------     ------     ------     -------
         Total cost of revenues...........     37.1       24.8        15.6       19.7       18.9        19.2
                                            -------     ------      ------     ------     ------     -------
Gross profit..............................     62.9       75.2        84.4       80.3       81.1        80.8
                                            -------     ------      ------     ------     ------     -------
Operating expenses:
  Sales and marketing.....................    105.2       67.5        47.0       47.2       47.7        45.9
  Research and development................     63.2       39.0        23.1       23.8       25.1        22.9
  General and administrative..............     36.4       20.3        12.8       13.2       12.3        11.6
  Stock-based compensation................     32.3       11.8        15.1        8.3       14.7        34.1
                                            -------     ------      ------     ------     ------     -------
         Total operating expenses.........    237.1      138.7        98.1       92.5       99.9       114.5
                                            -------     ------      ------     ------     ------     -------
Loss from operations......................   (174.3)     (63.5)      (13.7)     (12.2)     (18.7)      (33.7)
Interest income (expense), net............      0.3        2.2         1.0        2.7        2.2         2.5
                                            -------     ------      ------     ------     ------     -------
Loss before provision for income taxes....   (174.0)     (61.3)      (12.6)      (9.5)     (16.6)      (31.1)
                                            -------     ------      ------     ------     ------     -------
Provision for income taxes................      0.0        0.0         0.0        0.0        0.0         0.1
                                            -------     ------      ------     ------     ------     -------
Net loss..................................   (174.0)%    (61.3)%     (12.6)%     (9.5)%    (16.6)%     (31.2)%
                                            =======     ======      ======     ======     ======     =======

     Revenues. Our total revenues increased in each of the six quarterly periods presented above. The increase in total revenues in these periods reflects the increase in the number of customers and increased sales following our release of enhancements to our iManage infoCommerce Server in March 1998. Since June 30, 1998, our license revenues have decreased as a percentage of our total revenues as our support and services revenues have increased with the increase in our customer base.

     Cost of Revenues. Cost of revenues increased in each of the six quarterly periods ended June 30, 1999 as a result of the growth of revenues.

     Operating Expenses. Operating expenses increased significantly in each of the six quarterly periods presented above as a result of increased sales and marketing expenses associated with higher numbers of personnel, use of independent contractors and other third parties for development of our products, recruiting and related hiring expenses for additional senior management in our sales and marketing, general and administrative, and research and development organizations and stock-based compensation expense.

     Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future. We believe that our period-to-period operating results are not meaningful, and you should not rely on them as indicative of our future performance. Although we have experienced significant revenue growth recently, our revenues might not continue to grow and we might not become or remain profitable in the future. Our future operating results will depend on many factors, including:

     - the size, timing, terms and fluctuations of customer orders, particularly large orders from a limited number of customers, especially in markets outside the legal applications market where we have traditionally focused our sales and marketing efforts;

     - our ability to expand our relationships with information technology consultants, system integrators and unified messaging original equipment manufacturers;

     - the timing of the introduction or enhancement of products by us, such as the release of enhanced versions of our iManage infoLink planned for October 1999 and our iManage infoCommerce Server planned for the end of the first quarter of 2000, and the release of new or enhanced products by our competitors; and

     - changes in technology, industry standards or customer preferences, such as customers placing a lower priority on content and collaboration management.


     We have in the past experienced delays in the planned release dates of our new software products or upgrades and have discovered software defects in our new products after their introduction. Our new products or upgrades may not be released according to schedule, or when released may contain defects. Either of these situations could result in adverse publicity, loss of revenues, delay in market acceptance or claims by customers brought against us, any of which could harm our business. In addition, the timing of individual sales has been difficult for us to predict, and large individual sales have, in some cases, occurred in quarters after the time we anticipated that they would occur. The loss or deferral of one or more significant sales may harm our quarterly operating results.


LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations primarily through sales of convertible preferred stock, resulting in net proceeds of $10.9 million through June 30, 1999. To a lesser extent, we have financed our operations through lending arrangements. As of June 30, 1999, we had cash, cash equivalents and short-term investments of $12.1 million, and approximately $3.5 million of available borrowings under a line of credit.


     Net cash used in operating activities was $412,000 in 1996, $1.8 million in 1997 and $622,000 in 1998. For the six month period ended June 30, 1999, net cash provided by operations was $4.7 million. For the 1996, 1997 and 1998 periods, net cash used by operating activities was primarily a result of funding ongoing operations. Net cash provided by operations in the six month period ended June 30, 1999 was primarily the result of increasing sales of our iManage suite of products, receipt of cash associated with license and support and service revenues in advance of revenue recognition and non-cash charges associated with stock-based compensation expense.



     Since inception, our investing activities have consisted of purchases of property and equipment and, in 1999, the purchase of short-term investments. Net cash used in investing activities totaled $59,000 in 1996, $192,000 in 1997 and $431,000 in 1998, and $4.7 million in the six month period ended June 30, 1999. We finance the acquisition of property and equipment, which largely consists of computer hardware and software and furniture and fixtures for our increasing employee base as well as for our management information systems, primarily through a line of credit. We anticipate that we will experience an increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We do not expect to incur significant costs to make our products or internal information systems year 2000 compliant because we believe our products and information systems are designed to function properly through and beyond the year 2000.

     Our financing activities provided $820,000 in 1996, $3.4 million in 1997 and $6.9 million in 1998, and $1.0 million in the six month period ended June 30, 1999. In 1996, cash provided by financing activities consisted primarily of $625,000 received in connection with the sale of series A preferred stock. In 1997, cash provided by financing activities consisted primarily of $3.4 million received in connection with the sale of series A and series B preferred stock. In 1998, cash provided by financing activities consisted primarily of $7.0 million received in connection with the sale of series B and series C preferred stock. In the six month period ended June 30, 1999, cash provided by financing activities consisted primarily of $1.0 million in borrowings under our equipment line of credit.



     As of June 30, 1999, we had a revolving line of credit with a bank for $5.0 million, which bears interest at the lending bank's prime rate plus 0.25%. Borrowings were limited to the lesser of 80% of eligible accounts receivable or $5.0 million and were secured by substantially all of our assets. As of June 30, 1999, we had not borrowed under the revolving line of credit. We could borrow approximately $2.5 million under this line as of June 30, 1999. In addition, as of June 30, 1999, we had an equipment line of credit with a bank for $2.0 million, which bears interest at the lending bank's prime rate plus 0.5%. As of June 30, 1999, we had borrowed $1.0 million under the equipment line of credit. This line of credit includes covenant restrictions requiring us to (a) maintain a monthly quick assets to current liabilities ratio of at least two to one; (b) to maintain a minimum profitability level requiring that we not incur a net loss in any quarter of a fiscal year, except we are permitted to incur a loss of $150,000 in one quarter per fiscal year, and (c) limit our ability to declare and pay dividends. We were in violation of the profitability covenant at June 30, 1999 and received a waiver from the bank for our violation through June 30, 1999. This profitability covenant was amended for all future periods to require profitability in all quarters of a fiscal year (with the one quarter allowable net loss of $150,000). The profitability, however, is to be determined based upon our operating results, excluding charges for software development and non-cash charges for amortization of stock-based compensation.



     We currently anticipate that the net proceeds of this offering, together with our existing lines of credit and available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures at least through the next 12 to 24 months. However, we may be required, or could elect, to seek additional funding before that time. Our future capital requirements will depend on many factors, including our future revenue, the timing and extent of spending to support product development efforts and expansion of sales, general and administrative activities, the timing of introductions of new products and market acceptance of our products. We cannot assure you that additional equity or debt financing, if required, will be available on acceptable terms or at all.


YEAR 2000 COMPLIANCE


     Background of Year 2000 Issues. Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates because the systems were developed using two digits rather than four to determine the applicable year. For example, computer programs that have date-sensitive software may recognize a date using 00 as the year 1900 rather than the year 2000. This error could result in system failures or miscalculations causing disruptions of operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these year 2000 requirements.



     State of Readiness. We have completed our assessment of the potential overall impact of the impending century change on our business. Based on this assessment, we believe the current versions of our software products are year 2000 compliant. By year 2000 compliant, we mean that our software products, when used with accurate date data and according to their associated documentation, are capable of properly processing date data from, into and between the 20th and 21st centuries, including the years 1999, 2000 and leap years, provided that all other products, such as hardware, software and firmware, used with our products properly exchange date data with them. However, our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products that we cannot adequately evaluate for year 2000 compliance. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system even if our products are otherwise year 2000 compliant. Although we have not been a party to any litigation or arbitration proceeding involving our products or services related to year 2000 compliance issues, we may in the future be required to defend our products or services in these proceedings, or to negotiate resolutions of claims based on year 2000 issues. The costs of defending and resolving year 2000-related disputes, regardless of the merits of these disputes, and any liability we may have for year 2000-related damages, including consequential damages, could substantially harm our business.


     We have completed our review of internal management information and other computer systems to identify any year 2000 problems. To date, we have not encountered any material year 2000 problems with our internal management information or computer systems or any other equipment that might be subject to these problems. We believe that the Verity and INSO software that we incorporate into our iManage infoCommerce Server are year 2000 compliant based on information that each of them has provided to us. We are beginning to communicate with our other external vendors that supply us with other software and information systems and with our significant suppliers to determine their year 2000 readiness. We have completed our year 2000 investigation of our major vendors and suppliers and overall compliance initiative.


     Costs. To date, we have not incurred any material costs directly associated with our year 2000 compliance efforts, except for compensation expenses associated with our salaried employees who have devoted some of their time to our year 2000 assessment and remediation efforts. We do not expect the total cost of year 2000 problems to be material to our business. However, we will continue to evaluate new versions of our software products, new software and information systems provided to us by third parties and any new infrastructure systems that we acquire to determine whether they are year 2000 compliant. Despite our current assessment, we may not identify and correct all significant year 2000 problems on a timely basis. Year 2000 compliance efforts may involve significant time and expense and unremediated problems could substantially harm our business.

     Risks. We are not currently aware of any year 2000 readiness problems relating to our internally developed proprietary systems that would substantially harm our business. We may discover year 2000 readiness problems in these systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into our material systems may need to be revised or replaced, all of which could be time-consuming and expensive. Our failure to fix or replace our internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could substantially harm our business. Moreover, our failure to adequately address year 2000 readiness issues in our internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     In addition, we believe that year 2000 issues may affect the purchasing patterns of customers and potential customers, as companies expend significant resources to correct or upgrade their current software systems for year 2000 compliance or defer additional software purchases until after 2000. As a result, some customers and potential customers may have more limited budgets available to purchase software products such as those offered by us, and others may choose to refrain from changes in their information technology environment until after January 1, 2000. To the extent year

2000 issues cause significant delay in, or cancellation of, purchases of our products or services, our business would be materially adversely affected.

     Finally, governmental agencies, telephone and utility companies, Internet access companies, third-party service providers and others outside of our control may not be year 2000 ready. The failure by these entities to be year 2000 ready could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing web sites.

     Contingency Plan. We have not yet completed development of our contingency plans. The results of our year 2000 simulation testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans we adopt. We currently anticipate that we will complete development of our contingency plans within the next few months.

RECENT ACCOUNTING PRONOUNCEMENTS


     In December 1998, AcSEC released Statement of Position 98-9 or SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the residual method when (1) there is no vendor-specific objective evidence, or VSOE, of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements and (3) all revenue recognition criteria of SOP 97-2, other than the requirement for VSOE of the fair value of each delivered element, are satisfied. The provisions of SOP No. 98-9 that extend the deferral of various paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We are currently evaluating the impact of the requirements of SOP 98-9 and the effects, if any, on our current revenue recognition policies.


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. In July 1999, the Financial Accounting Standard Boards issued SFAS No. 137, or SFAS 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133. SFAS 137 deferred the effective date of SFAS 133 until the first fiscal quarter beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities. We are continuing to evaluate the impact of the requirements of SFAS No. 133 and SFAS No. 137 will have on our financial statements and related disclosures.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop products in the United States and market our products in North America, and to a lesser extent in Europe and Asia/Pacific regions. As a result, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because all of our revenues are currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Our interest expense is also sensitive to changes in the general level of U.S. interest rates. Due to the short-term nature of our investments, we believe that there is not a material risk exposure.

ISSUES RELATED TO THE EUROPEAN MONETARY CONVERSION


     On January 1, 1999, member states of the European Economic Community, or the EEC, fixed their currencies to a new currency, the euro. On that day, the euro became a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these EEC member states will be conducted in both the existing national currency, such as the Netherlands guilder, French franc or Deutsche mark, and the euro. Companies operating in or conducting business in EEC member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies, as well as the euro. We are still assessing the impact that the euro will have on our internal systems and products. While we believe our enterprise-wide information systems will be euro-compliant, we have not tested these systems. We have not determined the costs related to any euro-related problems that may arise in the future. These problems may materially adversely affect our business, operating results and financial condition.

                                    BUSINESS

COMPANY OVERVIEW

     We provide e-business content and collaboration management software. Our software provides a web-based unified content platform that manages, organizes and delivers relevant information from a variety of sources in a centralized manner throughout the extended enterprise. We believe that our solution features a highly scalable, reliable and robust platform designed to provide security, accountability and the timely delivery of relevant information, content and documents. Our core technology architecture has been developed over the last four years and has been deployed in over 400 customers, including: Airtouch Communications, Inc., America Online, Inc., Charles Schwab & Company, Inc., Cleary, Gottlieb, Steen & Hamilton, Cravath, Swaine & Moore, Fried, Frank, Harris, Shriver & Jacobson, Marriott International, Inc., Morgan, Lewis & Bockius LLP, Wal-Mart Stores Inc., and Wilson, Sonsini, Goodrich & Rosati, Inc., Professional Corporation.

INDUSTRY BACKGROUND

     The Internet is having a dramatic and pervasive impact on the way that many organizations conduct business. Organizations worldwide are looking for new and innovative ways to use the Internet to gain competitive advantages. For example, organizations are employing web-based technologies to disseminate, exchange and manage information internally through corporate intranets to enable collaboration among employees. Organizations are also using web-based technologies to develop corporate extranets that extend the enterprise and enable it to collaborate directly with its partners, customers and service providers. According to a recent survey from the Delphi Group, collaborative information management, that is, the dissemination, exchange and management of information across an extended enterprise, is the number one priority of corporate information technology departments. The use of web-based technologies has led to the development of an electronic business environment, or e-business, where the dynamic exchange, timely dissemination and use of information is essential to conducting business.

     The development of e-business has led to a dramatic increase in the amount of information available to the average employee. This increase in information has not only transformed the business world but has also introduced new complexities and challenges as employees struggle to cope with the volume and diversity of information that they are required to process on a daily basis. The average employee receives a broad range of information, content and documents through a variety of sources including email, voicemail, enterprise and desktop applications, facsimiles and photocopies, the Internet, and intranet and extranet web sites. In addition, the growth of e-business has resulted in a proliferation of the various forms in which employees receive and exchange information. These new forms include media such as graphics, video, text, audio and data. The e-business requirement that the right information be delivered to the right person at the right time is threatened by the overwhelming amount and variety of information that is now disseminated through these disparate media sources.

     Most companies have ineffective approaches for addressing the challenge of ensuring that the right information gets to the right person at the right time. In the absence of a comprehensive e-business solution, organizations have generally adopted one of two approaches. Organizations have either developed a custom approach through a combination of email and intranet and extranet web sites or used packaged applications that are not specifically designed to meet the requirements of e-business. Organizations that have implemented a custom approach often fail to achieve the integrated delivery and management of critical information and content for several reasons. Email, while easy-to-use and convenient, lacks effective collaboration and project management, control, accountability and security, and is not integrated with intranet information and content. Intranets and extranets, while more effective mechanisms for disseminating information, typically lack the scalable content management infrastructure to ensure that posted information is accurate, up-to-date, organized and actually viewed by the intended audience.

     Alternatively, other organizations have attempted to address the information challenges of e-business by deploying a variety of packaged applications, including enterprise information portals, web-based information delivery systems, and knowledge and document management solutions. Enterprise information portals and web-based information delivery systems are effective means of accessing and distributing information. However, they lack the comprehensive infrastructure to manage and organize all forms of information, content and documents and to enable collaboration and project management across the extended enterprise. Client-server based knowledge and document management systems are capable of organizing and storing documents but are expensive to maintain and are not designed to deliver and exchange information over the web to thousands of concurrent users. As the custom approach and use of packaged applications demonstrate, there is no comprehensive solution that addresses the key aspects of content and collaboration management to enable more effective information management, organization and delivery across the extended enterprise.

SOLUTION

     We provide e-business content and collaboration management software. Our solution provides a web-based unified content platform that manages, organizes and delivers relevant information from a variety of sources in a centralized manner throughout the extended enterprise.

     Our solution provides the following key benefits:

     Comprehensive E-Business Content and Collaboration Management. Our iManage infoCommerce Server provides a comprehensive e-business content and collaboration management solution that addresses key aspects of managing, organizing and delivering information and content to the right person at the right time throughout the extended enterprise. Our server provides users with a centralized online location to access content, such as graphics, video, text, audio and data. In addition to offering a robust underlying content management infrastructure, our solution is designed to ensure effective content access, delivery and notification based on relevance to particular projects, processes and individuals. We believe our comprehensive solution enables our customers to more effectively collaborate and exchange information over the web.

     Highly Scalable, Reliable and Robust Platform. We believe our solution features a highly scalable, reliable and robust platform. We have developed our underlying architecture over the last four years and have deployed our solution in over 400 customers. Our software has been designed to accommodate the demands of e-business and to scale to tens of thousands of concurrent users and millions of information objects. For example, in a single customer deployment, our solution scaled to accommodate over 3.8 million information objects and 2,400 concurrent users in over 14 geographic locations across the world.

     Timely Delivery of Relevant Information. Our solution ensures the timely delivery of relevant information by notifying the appropriate users of the information and providing them with access to the information through the web and email. For example, with the release of iManage infoLook in August 1999, a user can specify business rules or profiles so that new information is delivered only to those individuals who meet the criteria that the user specifies. Through the use of rules and profiles, a user can limit the information he receives to meet his specified criteria. The delivery of and access to relevant information is immediate through our automatic publication and notification features. This functionality is designed to ensure that the right information is delivered to the right person at the right time.

     Security and Accountability. Our solution offers the ability to centrally enforce security privileges based on individual or group access level permissions within an organization or across the extended enterprise. For example, rather than attaching documents to email, which is a highly insecure method of distributing information, our solution only sends a link to the content which resides on a secure content server. This approach enhances security in contrast to other forms of information distribution. The use of links also ensures accountability by preserving control of the content in a single location. As a result, organizations using our solution can now track when documents were sent, when they were received and reviewed, when project folders were accessed and who accessed them.

     Our solution has been designed to address the needs of a broad range of markets, such as financial services, retail, manufacturing and distribution, banking and professional services. Initially, we targeted substantially all of our sales and marketing efforts on the legal applications market. The customers in this market require management and organization of a large volume of critical information in a scalable and secure environment. We now intend to leverage on our success and experience in the legal applications market to market our solution to other markets.

STRATEGY

     Our objective is to become the leading provider of e-business content and collaboration management software. Key elements of our strategy to achieve this objective include:

     Capture Market Share. Our strategy is to become the market leader in providing software to enable unified e-business content and collaboration management over the Internet. As our customers deploy our solution, their customers, partners and service providers will be exposed to the benefits and functionality of our products. We believe that the introduction of our products to these non-customers will accelerate industry recognition and adoption of our products. As more and more organizations deploy our e-business solution, we believe that the management, organization and delivery of relevant information will improve, which will drive greater usage.

     Leverage Installed Customer Base. We believe there are significant opportunities to leverage the use of our products throughout our current customer base. Our corporate customers generally deploy our products initially on a departmental basis and we believe that initial customer satisfaction with these deployments will lead to significant opportunities for enterprise-wide adoption. In addition, most companies and professional service firms, including our customers, are just beginning to exploit the business opportunities that the web has created. As they increasingly migrate their business processes to the web, we believe they will need additional licenses of our software to support and enable e-business content and collaboration applications.

     Expand and Leverage Key Business Relationships. To accelerate the acceptance of our solution and to promote the adoption of e-business content and collaboration management over the web, we intend to develop over the next 12 months additional cooperative alliances and relationships with leading information technology consultants, system integrators and unified messaging original equipment manufacturers. We believe that these alliances and relationships will provide additional marketing and sales channels for our products, enable us to more rapidly incorporate additional functions and platforms into our e-business suite of products, and facilitate the successful deployment of customer applications.

     Maintain Technological Leadership. We believe that we offer the most complete e-business content and collaboration management solution available today. We have devoted significant resources to developing our solution over the last four years. We intend to extend our leadership position by continuing to enhance our technology through significant investment in research and development activities. We also plan over the next 12 months to expand our unified content platform by integrating content from new media sources including facsimile machines, photocopiers, voicemail systems and scanners.

     Strengthen International Presence. We believe that there will be significant international opportunities for our products and services and intend to strengthen our global sales, marketing and distribution efforts to address the range of markets and applications for our e-business content and collaboration management solution. We currently have a direct sales presence in the U.S. and Canada. In Europe and the Asia/Pacific region, we sell our products through third-party distributors. During the next 12 months, we intend to aggressively strengthen our international presence by adding direct sales personnel and increasing our indirect sales channels to fully capitalize on international market opportunities.

IMANAGE PRODUCTS

     Our iManage suite of e-business content and collaboration management products, which we have developed over the last four years, provides a comprehensive set of application modules that work in concert with each other and the same underlying server. Our current product line consists of the iManage infoCommerce Server and iManage infoLink, iManage infoLook and iManage infoRite application modules.

     The following table describes the major features and benefits of our iManage suite of products.


-------------------------------------------------------------------------------------------------
 PRODUCT                    FEATURES                                 BENEFITS
-------------------------------------------------------------------------------------------------
 iManage infoCommerce       Application server    Ensures server uptime by splitting server
 Server                     failover              processes across multiple servers so that if
 Content and collaboration                        any one server fails, users are automatically
 server                                           routed to the next available server.
                            Transaction           Ensures all server transactions are completed
                            processing            in full or the information is restored to the
                                                  previous state before the transaction
                                                  commenced.
                            Content indexing      Allows users to use search criteria to find
                                                  specific information.
                            Roles-based security  Protects content from unauthorized access and allows users to be assigned security privileges
                                                  based on their role in an organization.
-------------------------------------------------------------------------------------------------
 iManage infoLook           Auto-notification     Automatically alerts subscribers when new
 Microsoft Outlook                                content has been contributed to a project
                                                  folder.
 integration module         Auto-publishing       Automates the process of publishing content to
                                                  an intranet, extranet or Internet web site.
                            Link/URL routing      Allows users to email links and uniform
                                                  resource locators, or URLs, to specific server
                                                  content instead of physically transferring
                                                  content by email, ensuring system security,
                                                  accountability and network efficiency.
                            Rules-based           Provides the ability to route to specific
                            processing            project folders incoming email, content and
                                                  facsimiles based on specific user defined
                                                  rules.
-------------------------------------------------------------------------------------------------
 iManage infoLink           Security-based        Enables navigation through project folders and
 Web-portal module          navigation            review of content based on security privileges.
                            User-definable        Allows content from multiple projects to be
                            search folders        dynamically grouped together using search
                                                  criteria.
                            Secured content       Allows secure content contribution into iManage
                            contribution          repositories securely over the Internet.
-------------------------------------------------------------------------------------------------
 iManage infoRite           Content profiling     Adds context to content and enables users to
 Content-authoring module   and history           track usage of content and access history.
                            Integrated online     Allows users to search the content of iManage
                            research              repositories and online information services.
                            Microsoft Office      Provides access to iManage repositories and the
                            integration           ability to submit content directly from within
                                                  Microsoft Word, Excel and PowerPoint products.
                            Content relationship  Enables information to be grouped so that users
                            grouping              can track information that is relevant to a
                                                  project, process or individual.
-------------------------------------------------------------------------------------------------

     Our iManage infoCommerce Server provides the core functionality of our content and collaboration management solution. Each of our application modules, iManage infoLook, iManage infoLink and iManage infoRite, work in conjunction with the iManage infoCommerce Server and with one another. Each of these modules delivers additional functionality for different client configurations and applications. An organization can elect to use any combination of iManage infoLink, iManage infoLook and iManage infoRite with the iManage infoCommerce Server as its needs dictate. Additionally, multiple organizations using iManage infoLink with iManage infoCommerce Server enjoy the benefits of using an iManage virtual private network upon which they can collaborate and share information.

     iManage infoLook, our newest module, integrates with Microsoft Outlook and enables users to manage, organize and deliver e-business information, content and documents through the familiar, easy-to-use Outlook environment. iManage infoLink is a web-based user interface that provides full access to all iManage infoCommerce Server content through a web browser. iManage infoRite is a dedicated content-authoring interface that integrates with Microsoft Office publishing tools, such as Excel, Word and PowerPoint and is designed for heavy publishing uses. These application modules allow different users with different interfaces to share and exchange information and content. The overall objective in the design of each element of the iManage suite of products is to provide a simplified mechanism to enable intra-business and business-to-business content and collaboration management capabilities for organizations over their existing email, intranet and Internet networks.

     We also provide the following products:

     iManage Notes Module. The iManage Notes Module enables users of the Lotus Notes application environment to integrate their Notes content and email correspondence directly into an iManage e-business Server repository.

     iManage GroupWise Module. The iManage GroupWise Module enables users of the Novell GroupWise application environment to integrate their GroupWise content and email correspondence directly into an iManage e-business Server repository.

     iManage Software Development Kit, or SDK. iManage SDK is a software development kit developed primarily for third-party developers who wish to integrate their applications with iManage infoCommerce Server repositories. Software integrators also use the iManage SDK to develop their own applications based on the iManage suite of e-business content and collaboration management products.

     Our products are licensed to customers on a per server and a per user basis. We do not license our products on a concurrent user basis, nor are they available on a rental or service basis. However, we are reviewing both subscription and services-based licensing models for possible adoption in future product offerings.

     Technology Platform.



     The following illustrates how our e-business content and collaboration management software manages, organizes and delivers information from a variety of sources throughout the extended enterprise.


                        iManage Components Architecture

     The iManage suite of products incorporates a number of open industry standards as well as proprietary technologies that ensure our broad industry suitability to e-business collaboration and content applications. The following is a list of technologies that are employed within our products to meet the requirements of the market and provide competitive advantages to our products:

     MAPI Store Provider interface, or MSP. The MSP interface integrates Microsoft Outlook to our repositories and functionality to enable Outlook to work with the iManage infoCommerce Server as if it were a Microsoft Exchange server. This integration allows us to seamlessly route and forward email, voicemail and other content into the iManage infoCommerce Server directly from Outlook.

     NT and NDS directory service support. Our products incorporate a highly sophisticated security management system. This system integrates with the existing directories of Microsoft Windows NT and Novell NDS so that users of NT and Novell networks can automatically be listed as users of the iManage system.

     JAVA, HTML and Active Server Page support. We developed web interfaces to support the most widely used web application and content technologies, namely JAVA, HTML and Active Server Pages, or ASP. Using these technologies, we have designed interfaces so that users of Microsoft Internet Explorer and Netscape Navigator web browsers, as well as other browsers, can access information contained within iManage infoCommerce Server repositories.

     Microsoft Office 2000 integration. We designed interfaces to our server that enable users of Microsoft Office 2000 and previous Microsoft Office versions the ability to contribute content directly to the iManage repositories. This integration enables authors of information, which is to be published on an intranet, extranet or Internet site, to remain within the authoring tool of choice, such as Excel, Word or PowerPoint, and save their content directly to the iManage repository.

     Component Object Model, or COM, support. We employed COM as our standard means of integrating each component of our solution into other components and the operating environment itself. COM has become a development standard for all Microsoft Windows applications and an efficient means to develop new modular functionality for our products.

     International support. To date, our software has been translated and localized into German for distribution in Germany. We expect to provide additional language conversions to ensure our products can be distributed in additional non-English speaking international markets.

SALES AND MARKETING

     We sell our software products through our direct sales force and a network of strategic partners and systems integrators. As of June 30, 1999, we employed 34 people in our sales, marketing and business development organization. Our distribution network of over 150 reseller partners and systems integrators complements our direct sales force and represents us in Australia, Canada, New Zealand, the United Kingdom and the United States. Our application specialists provide pre-sales support and post-sales implementation for our customers.

     Our marketing programs focus on creating overall awareness of e-business content and collaboration management. To generate market awareness, we participate in market research, industry analyst product and strategy updates, trade shows and seminars and engage in web site marketing to generate qualified sales leads. We utilize market research in a formal feedback process to determine specific industry segment needs, which we use to define and direct our product development efforts.

     Our sales process consists of engaging senior management, primarily chief information and chief technology officers, at our potential customers to explain the benefits of our solution. With our technical professionals and systems integration partners, we assess the specific needs of the enterprise and create demonstrations and proposals to satisfy customer requirements. We have certified and trained approximately 500 third-party consultants to assist our customers in the technical implementation of our solution.

     We believe that strategic alliances will be increasingly important in marketing and selling our solution and developing customer applications. Over the next 12 months, we intend to broaden the number of alliances we have with key systems integrators. Furthermore, we intend during the next 12 months to aggressively expand our sales and marketing staff and devote substantial resources to our sales and marketing activities.

CUSTOMERS


     We have licensed our products to over 400 customers. To date, we have focused our sales and marketing resources primarily on law firms. We derived 89.0% of our total revenues in 1998 and

95.0% of our total revenues in the six month period ended June 30, 1999 from the sale of licenses to law firms and professional service firms. The following table lists our top twenty law firm customers, in terms of billings, since January 1, 1998 and our non-law firm customers that have purchased licenses in excess of $50,000 since January 1, 1998.


    Airtouch Communications Inc.                 McCutchen, Doyle, Brown & Enersen, LLP
    America Online, Inc.                         McDermott, Will & Emery
    Barnes & Thornburg                           Minter Ellison
    Charles Schwab & Company, Inc.               Morgan, Lewis & Bockius LLP
    City of Phoenix                              Paul, Weiss, Rifkind, Wharton & Garrison
    Cleary, Gottlieb, Steen & Hamilton           Pillsbury Madison & Sutro LLP
    Commodities Corporation LLC                  Ropes & Gray
    Cravath, Swaine & Moore                      State of California
    Federal Home Loan Bank Chicago               State of Indiana
    Fraser Milner                                Stoel Rives LLP
    Fried, Frank, Harris, Shriver & Jacobson     TIAA-CREF
    Gibson, Dunn & Crutcher LLP                  Vinson & Elkins L.L.P.
    Jenkens & Gilchrist, A Professional          Wal-Mart Stores Inc.
    Corporation                                  Wilmer, Cutler & Pickering
    Lane Powell Spears Lubersky LLP              Wilson, Sonsini, Goodrich & Rosati,
    Marriott International, Inc.                 Professional Corporation
    Mayer, Brown & Platt

     In 1996, Hahn Loeser & Parks accounted for 31% of our total revenues, MBL Life Assurance Corporation accounted for 15% of our total revenues, McFall Sherwood & Sheehy accounted for 10% of our total revenues and Norfolk Southern accounted for 11% of our total revenues. There were no customers that accounted for more than 10% of our total revenues for 1997, 1998 and the six month period ended June 30, 1999.

CUSTOMER SERVICE, TRAINING AND SUPPORT

     We believe that customer satisfaction is essential for our long-term success. Our technical support group provides dependable and timely resolution of customer technical inquiries and is available to customers by telephone, email and over the web. We use a customer service automation system to track each customer's inquiry until it is resolved. Our training services group delivers education and training to our customers and partners. We offer a comprehensive series of classes to our customers to provide them with the knowledge and skills to successfully deploy, use and maintain our products. These courses focus on the technical aspects of our products as well as related business issues and processes. We regularly hold our classes in various locations throughout the United States and in our training facilities at our research and development headquarters in Chicago, Illinois. Our customer support and training organization consisted of 18 employees at June 30, 1999.

RESEARCH AND DEVELOPMENT

     We believe that our future success will depend in large part on our ability to enhance our product family, develop new products, maintain technological leadership, and satisfy an evolving range of customer requirements for large-scale interactive online content and collaboration management applications. Our product development organization is responsible for product architecture, core technology, product testing, quality assurance, documentation and expanding the ability of our products to operate with leading hardware platforms, operating systems, database management systems, and key electronic commerce transaction processing standards. As of June 30, 1999, our product development organization consisted of 22 employees.

     We believe that our product development team and core technologies represent a significant competitive advantage. Our product development team includes key members of other past research and development organizations that have developed scalable, reliable, critical online applications. We believe our technically skilled, quality-oriented and highly productive development organization is a key component of the success of our new product offerings. We must attract and retain highly qualified employees to further our product development efforts. Our business and operating results could be seriously harmed if we are not able to hire and retain a sufficient number of these individuals.

     Our research and development expenditures were approximately $113,000 for 1996, $935,000 for 1997, $2.4 million for 1998 and $1.9 million for the six month period ended June 30, 1999. All research and development expenditures have been expensed as incurred. We expect to continue to devote substantial resources to our research and development activities.

COMPETITION

     We have experienced and expect to continue to experience increased competition from current and potential competitors. Many of these companies have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we have. We expect to face competition from these and other competitors, including:


     - companies addressing segments of our market including Agile Software Corporation, BackWeb Technologies Ltd., Documentum, Inc., Hummingbird Communications Ltd., Marimba, Inc., Open Text Corporation, TIBCO Software Inc. and Verity, Inc.;


     - intranet and groupware companies including IBM and its subsidiary, Lotus Development Corporation, Microsoft and Novell; and

     - in-house development efforts by our customers and potential customers or partners.


     We believe that we may face additional competition from operating system vendors, online service providers, client/server applications and tools vendors and enterprise information portal companies. If any of our competitors were to become the industry standard or were to enter into or expand relationships with significantly larger companies through mergers, acquisitions or other similar transactions, our business could be seriously harmed. In addition, potential competitors may bundle their products or incorporate functionality into existing products in a manner that discourages users from purchasing our products.


     We believe that the principal competitive factors in the e-business content and collaboration management market are:

     - product performance, features, functionality and reliability;

     - price/performance characteristics;

     - timeliness of new product introductions;

     - adoption of emerging industry standards;

     - brand name; and

     - access to customers.

     We believe we compete favorably with our competitors on each of the above factors. However, because many of our existing and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources, they may have stronger brand names and access to more customers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to distribution partners than we can. To remain competitive, we believe we must invest significant resources in enhancing our current products and developing new ones, and maintain customer satisfaction. If we fail to do so, our products will not compete favorably with those of our competitors and our business will be significantly harmed.


     We expect that competition will continue to increase and that our primary competitors may not have entered the market yet. Increased competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our operating results to suffer.

INTELLECTUAL PROPERTY

     We believe that our success and ability to compete is dependent on our ability to develop and protect our technology. To protect our proprietary technology, we rely primarily on patent, trademark, service mark, trade secret and copyright laws and contractual restrictions.


     Most of our customers' use of our software is governed by shrink-wrap or signed written license agreements. We also enter into written agreements with each of our channel partners for the distribution of our products. In addition, we seek to avoid disclosure of our trade secrets by requiring each of our employees and others with access to our proprietary information to execute confidentiality agreements with us. We protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.



     We currently have no issued U.S. patents, we have applied for one U.S. patent and we have two pending foreign patent applications. It is possible that no patents will be issued from our currently pending patent applications and that our potential future patents may be found invalid or unenforceable, or may be successfully challenged. It is also possible that any patent issued to us may not provide us with any competitive advantages or that we may not develop future proprietary products or technologies that are patentable. Additionally, we have not performed any comprehensive analysis of patents of others that may limit or ability to do business.



     Despite our efforts to protect our proprietary rights, we may be unable to prevent others from infringing upon or misappropriating our intellectual property. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States.


     Substantial litigation regarding intellectual property rights exists in the software industry. To date, we have not been notified that our technologies infringe the proprietary rights of anyone. We cannot assure you that others will not claim that we have infringed proprietary rights with respect to past, current or future technologies. We expect that we could become subject to intellectual property infringement claims as the number of our competitors grows and our services overlap with competitive offerings. These claims, even if without merit, could be expensive, time-consuming to defend, divert management's attention from the operation of iManage and cause product shipment delays. If we become liable for infringing intellectual property rights, we would be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.


     We license indexing and searching technologies from third parties. We cannot assure you that these technology licenses will not infringe the proprietary rights of others or will continue to be available to us on commercially reasonable terms, if at all. We license Search '97 from Verity, Inc. for search functionality in the iManage infoCommerce Server. This agreement expires in February 2002 and is renewable with the written agreement of the parties. Either party may terminate the agreement for cause before the expiration date with 90 days written notice. We are currently negotiating an amendment to the Verity license that would give us the option to extend the term of the agreement through January 31, 2003. In addition, we license Outside In Viewer Technology and Outside In HTML Export from INSO Corporation for file-viewing functionality in our solution. This agreement expires in December 2001 and is renewable with the written consent of the parties. Either party may terminate the agreement for cause prior to the expiration date. If we cannot renew these licenses, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products. These types of delays could seriously harm our business.


EMPLOYEES

     As of June 30, 1999, we had 87 full-time employees. Of these employees, 22 were in product development, 34 in sales, marketing and business development, 18 in customer support and training and 13 in finance and administration. None of our employees is subject to a collective bargaining agreement. We believe our relations with our employees are good. Our future success depends on our ability to attract, motivate and retain highly qualified technical and management personnel. From time to time we also employ independent contractors to support our product development, sales, marketing and business development organizations.

FACILITIES

     Our principal offices are located in a leased facility in San Mateo, California and consists of approximately 12,000 square feet under a three-year lease that expires in 2001. We are in the process of securing an additional 12,000 square feet in this facility, which we expect to finalize in the fourth quarter of 1999. Our engineering and customer support personnel and our training facility are located in a leased facility in Chicago, Illinois. This facility consists of approximately 14,000 square feet and our lease is non-cancelable through 2004 and expires in 2009. We are in the process of exercising an option to lease approximately 7,000 additional square feet in this facility. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

     We are not presently involved in any legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information concerning directors and executive officers of iManage as of June 30, 1999:

                  NAME                    AGE                    POSITION
                  ----                    ---                    --------
Mahmood Panjwani........................  40     President, Chief Executive Officer and
                                                 Chairman of the Board of Directors
Owen Carton.............................  34     Vice President, Marketing and Strategic
                                                 Planning
Mark Culhane............................  39     Chief Financial Officer and Secretary
Rafiq Mohammadi.........................  39     Chief Technology Officer, Vice
                                                 President, Engineering and Director
Shamshad Rashid.........................  39     Vice President, Business Development
Philip Uchno............................  44     Vice President, Worldwide Sales
Mark Perry..............................  56     Director(1)(2)
Moez Virani.............................  44     Director(1)(2)
DuWayne Peterson........................  67     Director(1)(2)

-------------------------
(1) Member of audit committee
(2) Member of compensation committee

     Mahmood Panjwani is a co-founder of iManage and has served as our president, chief executive officer and chairman of our board of directors since October 1995. In August 1988, Mr. Panjwani founded Q-Image Corporation, a consulting services company, and served as its president and chairman of the board of directors until December 1997.

     Owen Carton has served as our vice president, marketing and strategic planning since July 1998. Before joining iManage, from November 1996 to May 1998, Mr. Carton was vice president, marketing at FrontOffice Technologies, Inc., a messaging and knowledge management software company. From 1993 to 1996, Mr. Carton was vice president, marketing for Timeline Inc., a financial analysis, budgeting and reporting systems company. From 1985 to 1993, Mr. Carton held various senior level product marketing positions for Microsoft Corporation.

     Mark Culhane has served as our chief financial officer and secretary since September 1998. From June 1992 to December 1997, Mr. Culhane held various positions at SciClone Pharmaceuticals, a publicly-held life science company, his last position being that of SciClone's chief financial officer, vice president, finance and administration and secretary from May 1994 through December 1997. From 1982 to the time that Mr. Culhane joined SciClone, he held various positions at Price Waterhouse LLP, now known as PricewaterhouseCoopers LLP, most recently as senior manager. Mr. Culhane is a certified public accountant.

     Rafiq Mohammadi is a co-founder of iManage and has served as our chief technology officer and director since October 1995. Between 1985 and 1995, Mr. Mohammadi co-founded and served as president of M/H Manage, a company that developed and distributed software that converted documents between different platforms and formats.

     Shamshad Rashid is a co-founder of iManage and has served as our vice president, business development since October 1995. Ms. Rashid served as vice president, operations at Q-Image, and has served as its president since December 1997.

     Philip Uchno has served as our vice president, worldwide sales since May 1999. From 1989 to the time he joined iManage, Mr. Uchno was employed by Silicon Graphics, Inc. where he began as a regional sales manager and then director, telecommunications marketing. In July 1997, Mr. Uchno became Silicon Graphics' vice-president, Asia-Pacific field operations and held that position until July 1998 when he was appointed vice president, manufacturing industry marketing.


     Mark Perry has been one of our directors since September 1998. From October 1995 to May 1996, Mr. Perry was a consultant to New Enterprise Associates, a venture capital firm and one of our major stockholders. Mr. Perry is currently serving as a general partner at New Enterprise Associates, a position he has held since June 1996. From May 1994 to December 1995, Mr. Perry was president and chief executive officer of ViewStar Corporation, a client/server software company. From 1985 to April 1994, Mr. Perry worked at Silicon Graphics where he last held the position of vice-chairman. Mr. Perry serves on the boards of directors of Exabyte Corporation, a network storage and backup company, and Hyperion Solutions Corporation, an analytic application software company, as well as on the boards of directors of several private companies.

     Moez Virani has been one of our directors since December 1996. Mr. Virani has been a partner at Mohr Davidow Ventures, a venture capital firm, since July 1999. From January 1998 to June 1999, Mr. Virani served as the chief financial officer of Ziff-Davis Events, Inc., a media company. From February 1995 to December 1998, Mr. Virani was the chief financial officer and chief operating officer of SOFTBANK Forums, Inc., a wholly-owned subsidiary of SOFTBANK, Inc. From 1984 to 1995, Mr. Virani worked for Sun Microsystems in a variety of domestic and international finance positions.

     DuWayne Peterson has been one of our directors since September 1999. Mr. Peterson is currently serving as president of DuWayne Peterson Associates, a consulting and advisory firm specializing in information technology. From June 1986 to June 1991, Mr. Peterson served as executive vice president and chief information officer for Merrill Lynch. From March 1977 to June 1986 he served as executive vice president of Security Pacific Corporation and chairman and chief executive officer of Security Pacific Automation Company. He has also held senior information technology management positions at Citibank and RCA. Mr. Peterson serves on the board of directors of IFS International, an electronic banking software company, as well as on the boards of directors of several private companies.

BOARD COMPOSITION


     Effective upon the closing of this offering, our certificate of incorporation and bylaws will provide for a board of directors that is divided into three classes:



     - Class I, whose term will expire at the annual meeting of stockholders expected to be held in April 2000;



     - Class II, whose term will expire at the annual meeting of stockholders expected to be held in April 2001; and



     - Class III, whose term will expire at the annual meeting of stockholders expected to be held in April 2002.

     As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. Effective upon the closing of this offering, the following individuals will serve as our directors:



     - Rafiq Mohammadi will be our Class I director;



     - Mahmood Panjwani and Moez Virani will be our Class II directors; and



     - Mark Perry and DuWayne Peterson will be our Class III directors.


BOARD COMPENSATION

     Our directors do not receive cash compensation for their services as directors and do not currently receive any reimbursement for expenses incurred in attending board and board committee meetings.


     Our amended 1997 option plan will provide that upon each nonemployee director's initial election or appointment, he will automatically receive a nonstatutory stock option to purchase 30,000 shares of common stock. As long as the director continues to serve on the board, one-third of the option shares will vest after one year and the remaining two-thirds will vest in equal monthly increments over the following two years. In addition, beginning with our annual stockholders meeting in 2001, when a nonemployee director is reelected to the board, the director will automatically be granted a nonstatutory stock option to purchase shares of common stock equal to (a) 10,000 multiplied by (b) the number of years of the director's elected term. For example, if a director is reelected to a three year term, the size of the option grant would be 30,000 shares. Similarly, an option grant would be for 20,000 shares for a director reelected to a two year and 10,000 shares for a director reelected to a one year term. Each of these additional options will vest in equal monthly increments over the director's elected term. A director will not receive an additional option if at the time of the director's reelection to the board, the director has served on the board for less than one year. Each option granted to a nonemployee director will have a per share exercise price equal to the fair market value of a share of common stock on the grant date. Each option granted to a nonemployee director will have a term of 10 years. Vesting of nonemployee director options will accelerate in full if a change in control occurs before the option becomes fully vested.


BOARD COMMITTEES

     Our board of directors has an audit committee and a compensation committee.

     AUDIT COMMITTEE. The audit committee reviews the results and scope of the annual audit and meets with our independent auditors to review our internal accounting policies and procedures.


     COMPENSATION COMMITTEE. The compensation committee reviews and makes recommendations to our board of directors on our general and specific compensation policies and practices and administers our amended 1997 stock option plan and 1999 employee stock purchase plan.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee has at any time since our formation been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Before the creation of our compensation committee, all compensation decisions were made by our full board of directors. Neither Mr. Panjwani nor Mr. Mohammadi participated in discussions by our board of directors with respect to his own compensation.

EXECUTIVE COMPENSATION

     The following table presents the compensation paid to or earned by our chief executive officer and our other four most highly compensated executive officers whose salary and bonus for the fiscal year ended December 31, 1998 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                             ANNUAL                AWARDS
                                                          COMPENSATION      ---------------------
                                                       ------------------   SECURITIES UNDERLYING
         NAME AND PRINCIPAL POSITION            YEAR    SALARY     BONUS         OPTIONS(#)
         ---------------------------            ----   --------   -------   ---------------------
Mahmood Panjwani..............................  1998   $120,000   $84,066               --
  President and Chief Executive Officer
Owen Carton(1)................................  1998     67,708    15,000          305,000
  Vice President, Marketing and
  Strategic Planning
Mark Culhane(2)...............................  1998     35,000    10,000          180,000
  Chief Financial Officer and Secretary
Rafiq Mohammadi...............................  1998    120,000        --               --
  Vice President, Engineering and Chief
  Technology Officer
Shamshad Rashid...............................  1998    100,000        --               --
  Vice President, Business Development

-------------------------
(1) Mr. Carton joined us in July 1998. His annual salary is $150,000.
(2) Mr. Culhane joined us in September 1998. His annual salary is $140,000.

OPTIONS GRANTS IN LAST FISCAL YEAR


     The following table presents the grants of stock options under and outside of our amended 1997 stock option plan during 1998 to our chief executive officer and our other four most highly compensated executive officers. The options granted to the individuals listed below are immediately exercisable and are either incentive stock options or nonqualified stock options. We have a right to repurchase these shares upon termination of the optionee's employment with us. Our repurchase right generally lapses on 25% of the shares subject to the option one year from the date of grant and as to 2.083% of the shares each succeeding month. In November 1998, our board of directors approved acceleration of vesting for options granted to Mark Culhane, our chief financial officer, upon a change of control of iManage. Options expire ten years from the date of grant. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant. The following table is based on the grant of options to purchase a total of 1,147,325 shares of our common stock during 1998.


     The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. The assumed 5% and 10% rates of stock appreciation are based on the assumed offering price of $9.00 per share.

                       OPTION GRANTS IN LAST FISCAL YEAR

                       NUMBER OF        % OF                                   POTENTIAL REALIZABLE VALUE
                       SECURITIES      TOTAL                                     AT ASSUMED ANNUAL RATES
                       UNDERLYING     OPTIONS                                  OF STOCK PRICE APPRECIATION
                        OPTIONS      GRANTED TO      EXERCISE                        FOR OPTION TERM
                        GRANTED     EMPLOYEES IN     OR BASE      EXPIRATION   ---------------------------
        NAME              (#)       FISCAL YEAR    PRICE ($/SH)      DATE         5% ($)        10% ($)
        ----           ----------   ------------   ------------   ----------   ------------   ------------
Mahmood Panjwani.....        --           --             --              --
Owen Carton..........   305,000         26.6%         $0.30        07/27/08     $4,379,815     $7,028,323
Mark Culhane.........   180,000         15.7           0.40        10/13/08      2,566,809      4,129,862
Rafiq Mohammadi......        --           --             --              --
Shamshad Rashid......        --           --             --              --

OPTION EXERCISES AND HOLDINGS

     The following table presents the number of shares acquired and the value realized upon exercise of stock options during 1998 and the number of shares of common stock subject to vested and unvested stock options held as of December 31, 1998 by our chief executive officer and our other four most highly compensated executive officers. Also presented are values of in-the-money options, which represent the positive difference between the exercise price of each outstanding stock option and a fair market value on December 31, 1998 of $0.40 per share.

                         FISCAL YEAR-END OPTION VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                                             OPTIONS AT               THE-MONEY OPTIONS AT
                          SHARES                             FY-END (#)                    FY-END ($)
                       ACQUIRED ON       VALUE       ---------------------------   ---------------------------
        NAME           EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           ------------   ------------   -----------   -------------   -----------   -------------
Mahmood Panjwani.....         --             --             --             --             --             --
Owen Carton..........         --        $    --        305,000             --       $ 91,500             --
Mark Culhane.........    180,000              0             --             --             --             --
Rafiq Mohammadi......         --             --             --             --             --             --
Shamshad Rashid......         --             --             --             --             --             --

CHANGE OF CONTROL AND SEVERANCE ARRANGEMENTS

     In July 1998, we entered into a letter agreement with Owen Carton that provides that if he is terminated by us without cause, Mr. Carton will be entitled to receive six months of his base salary to be paid in accordance with our normal payroll practices.


     In September 1998, we entered into a letter agreement with Mark Culhane that provides that if, within 12 months following a transfer of control of iManage, he is constructively terminated, Mr. Culhane will be entitled to receive six months of his base salary to be paid under our normal payroll practices. In addition, Mr. Culhane's options will immediately accelerate in an amount equal to the lesser of (A) 60% of the total number of his shares subject to options as of the date of the constructive termination or (B) the number of his remaining unvested shares subject to options as of the date of the constructive termination.

     In May 1999, we entered into a letter agreement with Philip Uchno that provides that if, within 12 months following a transfer of control of iManage, he is constructively terminated, Mr. Uchno's options will immediately accelerate in an amount equal to 50% of his remaining unvested options as of the date of the constructive termination. If at any time on or before May 5, 2000 we terminate Mr. Uchno without cause, his options will vest based on the number of full months of service he has provided to iManage as of the date of his termination. If at any time on or before May 5, 2000 Mr. Uchno terminates his employment with us for any reason, or if we terminate his employment for cause, we will have the right to repurchase his vested options at the original option price.

STOCK OPTION PLANS

AMENDED 1997 STOCK OPTION PLAN

     Our amended 1997 stock option plan was adopted by our board of directors in June 1997 and approved by our stockholders in June 1997 and has been amended from time to time. A total of 6,000,000 shares of common stock have been reserved for issuance under the amended 1997 stock option plan. The share reserve will automatically be increased on the first day of each fiscal year beginning on and after December 31, 2000 by the lesser of:

     - 1,200,000 shares;

     - 5% of the number of shares of our common stock that was issued and outstanding on the last day of the immediately preceding fiscal year; or

     - a lesser number of shares as determined by our board of directors or a committee of our board of directors.

     Under the amended 1997 stock option plan, all of our employees or employees of a subsidiary, all directors who are not our employees or employees of a subsidiary and any independent contractor or advisor who performs services for us or a subsidiary are eligible to receive nonstatutory stock options. Employees are also eligible to receive incentive stock options intended to qualify under
Section 422 of the Internal Revenue Code of 1986. The amended 1997 stock option plan is administered by our board of directors, which selects the persons who will receive options, determines the number of shares in each option and prescribes other terms and conditions, including the type of consideration to be paid to us upon exercise and vesting schedules, in connection with each option. However, this responsibility may be delegated to a committee at the option of our board of directors.


     The exercise price of nonstatutory stock options granted under the amended 1997 stock option plan must be at least 85% of the fair market value of our common stock on the date of grant. The exercise price under incentive stock options cannot be lower than 100% of the fair market value of our common stock on the date of grant and, in the case of incentive stock options granted to 10% stockholders, not less than 110% of the fair market value. The term of an option cannot exceed ten years, and the term of an incentive stock option granted to a 10% stockholder cannot exceed five years. Options generally expire not later than 30 days following a termination of employment or six months following the optionee's termination date if the termination was due to the optionee's death or disability.


     Options granted under the amendment 1997 stock option plan generally vest over four years, although the board or committee may specify a different vesting schedule for a particular grant. Options granted under the amended 1997 stock option plan are generally nontransferable other than by will or the laws of descent and distribution, although the board or committee may grant nonstatutory stock options which allow for limited transferability.

     In the event of a change in control of iManage, the acquiring or successor corporation may assume or substitute for the outstanding options granted under the amended 1997 stock option plan. The outstanding options will terminate if these options are not exercised or assumed or substituted for by the acquiring or successor corporation.

     Under our amended 1997 stock option plan, as of June 30, 1999, there were outstanding options to purchase 1,894,950 shares of common stock at exercise prices ranging from $0.20 to $1.65 per share, or a weighted average exercise price per share of $0.58. Options to acquire 2,274,333 shares have been exercised. As of June 30, 1999, a total of 830,717 shares of common stock were available for future option grants. If any option granted under the amended 1997 stock option plan expires, terminates or is canceled for any reason, or if we repurchase shares of stock issued subject to a right of repurchase, the shares allocable to the unexercised option or the repurchased shares will become available for further issuance for grants under the amended 1997 stock option plan.

1999 EMPLOYEE STOCK PURCHASE PLAN


     Our 1999 employee stock purchase plan was adopted by our board of directors in August 1999 and approved by our stockholders in October 1999. This plan will be effective upon the completion of this offering. Initially, a total of 500,000 shares of common stock will be reserved for issuance under the purchase plan, none of which will be issued as of the effective date of this offering. The share reserve will automatically increase on January 1, 2001, and on each following January 1 until and including January 1, 2009, by an amount equal to the lesser of:


     - 500,000 shares;

     - 2% of the number of shares of our common stock that was issued and outstanding on the last day of the immediately preceding fiscal year; or

     - a lesser number of shares as determined by our board of directors or a committee of our board of directors.

     The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, will be administered by our board of directors or by a committee of our board of directors. Employees, including our officers and directors who are also employees, of iManage or any subsidiary designated by our board of directors for participation in the purchase plan, will be eligible to participate in the purchase plan if they are customarily employed for more than 20 hours per week and more than five months per year. Eligible employees will be able to participate at the start of any offering period.


     Each offering of common stock under the purchase plan is for a period of six months. An offering period will generally commence on the first days of August and February of each year and end on the last days of the following July and January. However, the first offering period will commence on the date of this prospectus and will end on the last day of January 2002. This initial offering period will be comprised of six-month purchase periods, although the first purchase period of the initial offering period will commence on the date of this prospectus and end on July 31, 2000. Shares are purchased on the last day of each purchase period of the initial offering period and on the last day of each subsequent six-month offering period. The board may establish a different term for one or more offerings or purchase periods or different commencement or ending dates for an offering or a purchase period.

     The purchase plan will permit eligible employees to purchase shares of common stock through payroll deductions at a price equal to 85% of the lower of the fair market value of our common stock on (a) the first day of the offering period or (b) the purchase date. Participants generally may not purchase more than 2,500 shares on any purchase date or purchase stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year. In the event of a change in control of iManage, our board of directors may adjust the last day of the then current offering period to a date on or before the change in control, or the acquiring corporation may assume or replace the outstanding purchase rights under the purchase plan.

401(k) Plan


     We sponsor a tax-qualified employee savings and retirement plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees who are at least 21 years old and who performed at least one hour of service for us are generally eligible to participate and may enter the plan as of the first day of any calendar quarter. Participants may make pre-tax contributions to the plan of up to 20% of their eligible compensation, subject to a statutorily prescribed annual limit, which was $10,000 in calendar year 1998. Each participant is fully vested in his contributions and the investment earnings on these contributions at all times. The 401(k) plan does not currently permit us to make matching contributions on behalf of participants. Contributions by the participants or us to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions are generally deductible by us when made. The 401(k) plan assets are held in trust. The trustee of the 401(k) plan invests the assets of the plan in various investment options as directed by the participants.


LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     We have adopted provisions in our certificate of incorporation, which the Delaware General Corporation Law permits, which provide that our directors shall not be personally liable to us or our stockholders for monetary damages resulting from a violation of the directors' duty to act with care and in the best interests of the stockholders, except for liability:

     - for acts or omissions that are not in good faith, are deliberately improper or are known to be illegal;

     - under Section 174 of the Delaware General Corporation Law relating to improper dividends or distributions; or

     - for any transaction from which the director obtained an improper personal benefit.

     This limitation of liability does not affect the availability of equitable remedies, including injunctive relief or rescission.

     Our bylaws authorize us to indemnify our officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents.


     Before the completion of this offering, we intend to enter into separate indemnification agreements with each of our current directors and executive officers which may, in some cases, be broader than the specific indemnification provisions allowed by the Delaware General Corporation Law. The indemnification agreements will require us to indemnify the executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them for which they could be indemnified to the fully extent permitted by the Delaware General Corporation Law.


     We intend to obtain liability insurance for our directors and officers and intend to obtain a rider to extend that coverage for public securities matters.


     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of iManage where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling iManage, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                           RELATED PARTY TRANSACTIONS


     Since our inception in October 1995, there has not been, nor is there currently planned, any transaction or series of similar transactions to which iManage was or is a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of iManage's capital stock or any member of their immediate family had or will have a direct or indirect material interest other than agreements which are described under the caption "Management" and the transactions described below.

SALE OF STOCK TO INSIDERS

     The following directors, executive officers, holders of more than 5% of a class of voting securities and members of these persons' immediate families purchased shares of our series A preferred stock, series B preferred stock, series C preferred stock or common stock:

                                      SERIES A          SERIES B          SERIES C
           STOCKHOLDER             PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK   COMMON STOCK
           -----------             ---------------   ---------------   ---------------   ------------
Anthelion Capital LLC............       352,113                --                --           75,000
Neil Araujo......................            --                --                --          750,000
Zia Bhatti.......................            --                --                --          750,000
Owen Carton......................            --                --                --          305,000
Mark Culhane and related
  entities(1)....................            --                --                --          180,000
Entities and individuals
  affiliated with Louis Leitz
  Digital Systems
  GmbH & Co......................            --         1,273,885                --           20,000
Rafiq Mohammadi..................            --                --                --        3,000,000
Entities associated with New
  Enterprise Associates..........            --         1,034,401         1,705,599               --
Entities and individuals
  affiliated with
  Mahmood Panjwani and Shamshad
  Rashid(2)......................        64,506                --                --        3,354,875
Raj-Dak Investments LLC and
  related entities...............       281,690                --                --           50,000
Iqbal Sadruddin..................       257,434                --                --           70,567
Philip Uchno.....................            --                --                --          230,000
Entities and individuals
  affiliated with C.E. Unterberg,
  Towbin, L.P., formerly know as
  Unterberg Harris, L.P..........     1,267,605           764,326                --               --
Entities and individuals
  affiliated with Moez Virani....       206,417                --                --          123,513

-------------------------

(1) Includes:



    (a) 5,000 shares held by Mark and Michele Culhane as trustees of the Michael
        D. Culhane 1999 Irrevocable Trust;



    (b) 5,000 shares held by Mark and Michele Culhane as trustees of the Maxwell
        A. Culhane 1999 Irrevocable Trust; and



    (c) 5,000 shares held by Mark and Michele Culhane as trustees of the Monica
        G. Culhane 1999 Irrevocable Trust.

(2) Includes:



    (a) 29,295 shares of series A preferred stock held jointly by Akber Panjwani and Karim Panjwani, both brothers of Mr. Panjwani;



    (b) 6,000 shares of common stock held by Akber Panjwani and his spouse as custodians for their children;



    (c) 21,000 shares of common stock held jointly by Akber Panjwani and his spouse;



    (d) 9,000 shares of common stock held by Karim Panjwani and his spouse as custodians for their children;



    (e) 6,000 shares of common stock held jointly by Karim Panjwani and his spouse;



    (f) 53,000 shares of common stock held by Sherbanu Panjwani, Mr. Panjwani's mother;



    (g) 174,875 shares of common stock held by Samia Rashid, the sister of Ms. Shamshad Rashid;



    (h)  3,000 shares of common stock held by Samia Rashid's husband;



    (i) 9,000 shares of common stock held by Aftab Rashid, the brother of Ms. Shamshad Rashid, and his spouse as custodians for their children;



    (j) 6,000 shares of common stock held jointly by Aftab Rashid and his spouse;



    (k) 9,000 shares of common stock held by Altaf Rashid, the brother of Ms. Shamshad Rashid, and his spouse as custodians for their children;



    (l) 6,000 shares of common stock held jointly by Altaf Rashid and his spouse;



    (m) 6,000 shares of common stock held by Naushad Rashid, the brother of Ms. Shamshad Rashid, and his spouse as custodians for their children;



    (n) 6,000 shares of common stock held jointly by Naushad Rashid and his spouse;



    (o)  35,211 shares of series A preferred stock held by Naushad Rashid;



    (p) 6,000 shares of common stock held by Yasmeen Rashid, the sister of Ms. Shamshad Rashid; and



    (q) 56,000 shares of common stock held by Zohra and Noor Ali Rashid, the mother and father of Ms. Shamshad Rashid.


     The following is a summary of sales of our preferred and common stock that are presented in the table above:

     Series A financing. Between December 27, 1996 and August 28, 1997, we sold a total of 2,853,708 shares of series A preferred stock at a price of $0.71 per share.

     Series B financing. Between December 15, 1997 and July 31, 1998, we sold a total of 3,200,000 shares of series B preferred stock at a price of $1.57 per share.

     Series C financing. Between September 28, 1998 and November 30, 1998, we sold a total of 1,979,409 shares of our series C preferred stock at a price of $2.10 per share. 100,000 of these shares were issued for $210,000 in pre-paid rent for our San Mateo facility. Immediately before the closing of this offering, all outstanding shares of series A preferred stock, series B preferred stock and series C preferred stock will automatically convert into shares of common stock on a one-for-one basis.

     Sales of Common Stock.

     - On October 10, 1995, we sold to each of Mahmood Panjwani and Rafiq Mohammadi 3,000,000 shares of common stock at a price of $0.000165 per share.

     - On December 27, 1996, we sold a total of 291,080 shares of common stock at a price of $0.071 per share.

     - In February 1998, Mr. Araujo and Mr. Bhatti each exercised an option to acquire 750,000 shares of common stock at a price of $0.20 per share.

     - Of the 75,000 shares of common stock shown as held by Anthelion Capital LLC, 50,000 shares are owned by Amit Shah and 25,000 shares are owned by Amit Parikh, both principals of Anthelion Capital LLC.

     - Messrs. Shah and Parikh each acquired their shares upon exercise of options granted at a price of $0.20 per share.


     - The 20,000 shares of common stock shown as held by Louis Leitz Digital Systems GmbH & Co. are owned by Harold Raetzsch, acquired upon exercise of an option granted at $0.30 per share.



     - All other holders of common stock listed in the table above acquired their shares upon exercise of stock options as described below.


OPTION GRANTS TO DIRECTORS AND EXECUTIVE OFFICERS

     In November 1997, we granted to Moez Virani, one of our directors, an option to purchase a total of 50,000 shares of common stock at an exercise price of $0.20 per share. In March 1999, we granted Mr. Virani an additional option to purchase 25,000 shares of common stock at an exercise of $0.60 per share. Mr. Virani has exercised both options.


     In July 1998, we granted to Owen Carton, our vice president, marketing and strategic planning, an option to purchase 305,000 shares of common stock at an exercise price of $0.30 per share. Mr. Carton exercised options to purchase 177,917 shares in April 1999 and 127,083 shares in May 1999 with funds we loaned him under two full recourse promissory notes approved by our board of directors. The April 1999 promissory note accrues interest at 4.71% and is due on March 31, 2003. The May 1999 promissory note accrues interest at 4.83% and is due on May 30, 2003.


     In September 1998, we granted to Mark Perry, one of our directors, an option to purchase 100,000 shares of common stock at an exercise price of $0.40 per share. Mr. Perry has not exercised the option.

     In October 1998, we granted to Mark Culhane, our chief financial officer and secretary, options to purchase 180,000 shares of common stock at an exercise price of $0.40 per share. In November 1998, Mr. Culhane exercised the option in full with funds we loaned him under a full recourse promissory note approved by our board of directors. The promissory note accrues interest at the rate of 4.51% per year and is due on November 12, 2002.

     In May 1999, we granted to Philip Uchno, our vice president, worldwide sales, an option to purchase 230,000 shares of common stock at an exercise price of $0.90 per share. In July 1999, Mr. Uchno exercised the option in full with funds we loaned him under a full recourse promissory note approved by our board of directors. The promissory note accrues interest at the rate of 5.22% per year and is due on July 31, 2003.

     In June 1999, we granted to Shamshad Rashid, our vice president, business development, an option to purchase 180,000 shares of common at an exercise price of $1.65 per share. In July 1999, Ms. Rashid exercised the option in full with funds we loaned her under a full recourse promissory note approved by our board of directors. The promissory note accrues interest at the rate of 4.9% per year and is due on July 26, 2001.

OTHER INSIDER ARRANGEMENTS

     Before founding iManage, Mahmood Panjwani, our president and chief executive officer, and Shamshad Rashid, our vice president, business development and Mr. Panjwani's spouse, operated Q-Image Corporation, a consulting services company founded by Mr. Panjwani. Mr. Panjwani served as president of Q-Image from August 1988 to December 1997. Ms. Rashid has continued her involvement with Q-Image where she has served as president since December 1997. Ms. Rashid estimates that she dedicates approximately 95% of her time to iManage. Currently, Mr. Panjwani and Ms. Rashid jointly hold a 90% ownership in Q-Image.

     From 1995 until late 1998, we subleased office space in Sunnyvale, California from Q-Image. During 1998, we paid a total of $54,000 in rent to Q-Image. In November 1998, we moved to our current location in San Mateo, California and we terminated our sublease arrangement with Q-Image for the Sunnyvale facility. Q-Image now subleases office space from us in our San Mateo facility for $84,600 per year for 1999 and $91,650 per year for 2000 under a written sublease agreement.

     Since 1997, we have engaged Q-Image for personnel recruiting services under an arrangement where we pay Q-Image a placement fee amounting to 25% of the base salary of the candidates we hire. During 1998, we paid a total of $101,575 in placement fees to Q-Image under the terms of a written agreement. Although this written agreement expired in August 1999, we are currently negotiating with Q-Image to renew the agreement. During the six month period ended June 30, 1999, we paid a total of $141,250 in placement fees to Q-Image.


     We are presently utilizing the services of several full-time consultants who were referred to us by Q-Image. Under our current arrangement with Q-Image, we pay fees to Q-Image equivalent to the salaries and incentive pay of these consultants. We also pay additional fees to Q-Image to cover the cost of employee benefits provided by Q-Image to these individuals. We have in the past, and may in the future, hire consultants from Q-Image as full-time iManage employees. During 1998 we paid Q-Image $365,826 for the services of these consultants and $279,148 for the six month period ended June 30, 1999.



     Mahmood Panjwani loaned us $25,000 on November 14, 1996, $10,000 on December 12, 1996 and $15,000 on December 19, 1996. Each loan accrued interest at the rate of 10% per year and was repaid in full on September 14, 1998.



     Rafiq Mohammadi loaned us $24,010 on October 10, 1995 and $5,000 on June 25, 1996. Each loan accrued interest at the rate of 10% per year. Mr. Mohammadi was repaid $10,000 of this loan in two installments of $7,000 in May 1997 and $3,000 in August 1997, and the balance was repaid in full on September 14, 1998.


     All of the transactions described above were approved by disinterested directors of the board of directors. As a result, we believe those transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including the agreements with Q-Image and loans between us and our officers, directors and principal stockholders and their affiliates, will be approved by a majority of the board of directors. In addition, we intend that all of these future transactions will take place on terms no less favorable to us than could be obtained from unaffiliated third parties.

INDEMNIFICATION AGREEMENTS

     We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by the Delaware General Corporation Law.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information concerning the beneficial ownership of the shares of our common stock as of June 30, 1999, and as adjusted to reflect the sale of shares of common stock in this offering assuming (a) 16,778,530 shares of common stock outstanding as of June 30, 1999 and 20,378,530 shares outstanding immediately following the completion of this offering, (b) conversion of all of iManage's outstanding shares of convertible preferred stock into common stock and (c) no exercise of the underwriters' over-allotment option, by:

     - each person we know to be the beneficial owner of 5% or more of the outstanding shares of common stock;

     - each executive officer listed in the summary compensation table above;

     - each of our directors; and

     - all executive officers and directors of iManage as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 1999 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is 2121 South El Camino Real, Suite 400, San Mateo, California 94403.


                                                                             PERCENTAGE OF SHARES
                                                                              BENEFICIALLY OWNED
                                                                           -------------------------
                                                      NUMBER OF SHARES        BEFORE       AFTER THE
                 NAME AND ADDRESS                    BENEFICIALLY OWNED    THE OFFERING    OFFERING
                 ----------------                    ------------------    ------------    ---------
NAMED EXECUTIVE OFFICERS AND DIRECTORS
Rafiq Mohammadi....................................      3,000,000             17.9%         14.7%
Mahmood Panjwani(1)................................      2,978,000             17.6          14.5
Shamshad Rashid(2).................................      2,978,000             17.6          14.5
Mark Perry(3)......................................      2,840,000             16.8          13.9
  c/o New Enterprise Associates
  2490 Sand Hill Road
  Menlo Park, CA 94025
Moez Virani(4).....................................        329,930              2.0           1.6
  c/o Mohr Davidow Ventures
  2775 Sand Hill Road, Suite 240
  Menlo Park, CA 94025
Owen Carton(5).....................................        305,000              1.8           1.5
Mark Culhane(6)....................................        180,000              1.1             *
OTHER 5% STOCKHOLDERS
New Enterprise Associates(7).......................      2,740,000             16.3          13.4
  Attn: Mark Perry
  2490 Sand Hill Road
  Menlo Park, CA 94025
Entities and individuals associated with C.E.
  Unterberg, Towbin, L.P.(8).......................      2,031,931             12.1          10.0
  Swiss Bank Tower
  10 East 50th Street
  New York, NY 10022
Entities and individuals associated with Louis
  Leitz Digital Systems GmbH & Co.(9)..............      1,283,885              7.7           6.3
  Seimenstrasse 64,
  70469 Stuttgart Germany
All executive officers and directors as a group (8
  persons)(10).....................................      9,862,930             57.0          47.2


------------------------

* Less than 1%

 (1) Includes:



     (a) 2,648,000 shares held in joint tenancy with Ms. Rashid, Mr. Panjwani's wife;



     (b) 50,000 shares held by Mr. Panjwani and Ms. Rashid as the trustees of the Danyal M. Panjwani Trust;



     (c) 100,000 shares held by Mr. Panjwani and Ms. Rashid as the trustees of the Panjwani Irrevocable Trust dated December 31, 1998; and



     (d) 180,000 shares subject to options held by Ms. Rashid that are exercisable within 60 days of June 30, 1999, of which 86,250 are subject to a right of repurchase in favor of iManage which lapses over time.



 (2) Includes:



     (a) 2,648,000 shares held in joint tenancy with Mr. Panjwani, Ms. Rashid's husband;



     (b) 50,000 shares registered held by Mr. Panjwani and Ms. Rashid as the trustees of the Danyal M. Panjwani Trust;



     (c) 100,000 shares held by Mr. Panjwani and Ms. Rashid as the trustees of the Panjwani Irrevocable Trust dated December 31, 1998; and



     (d) 180,000 shares subject to options held by Ms. Rashid that are exercisable within 60 days of June 30, 1999, of which 86,250 are subject to a right of repurchase in favor of iManage which lapses over time.



 (3) Includes:



     (a) 100,000 shares subject to options held by Mark Perry that are exercisable within 60 days of June 30, 1999, all of which are subject to a right of repurchase in favor of iManage which lapses over time;



     (b) 2,783 shares held by NEA Ventures 1998, Limited Partnership;



     (c) 27,828 shares held by NEA Presidents Fund, L.P.; and



     (d) 2,709,389 shares held by New Enterprise Associates VIII, Limited Partnership.



     Mr. Perry is a general partner of New Enterprise Associates and a director of iManage. Mr. Perry disclaims beneficial ownership of shares held by these entities, except for his proportional interest arising from his partnership interest in New Enterprise Associates.


 (4) Includes 254,930 shares registered in the name of the Moez R. Virani and Vivienne Virani, TTEES of the Virani Fam 93 Rev Tr Dtd 11/24/93.

 (5) Includes 111,198 shares subject to a right of repurchase in favor of iManage which lapses over time.


 (6) Includes:



     (a) 180,000 shares subject to a right of repurchase in favor of iManage which lapses over time;



     (b) 5,000 shares held by Mark and Michele Culhane as trustees of the Michael D. Culhane 1999 Irrevocable Trust;



     (c) 5,000 shares held by Mark and Michele Culhane as trustees of the Maxwell A. Culhane 1999 Irrevocable Trust; and



     (d) 5,000 shares held by Mark and Michele Culhane as trustees of the Monica
         G. Culhane 1999 Irrevocable Trust.



 (7) Includes:



     (a) 2,783 shares held by NEA Ventures 1998, Limited Partnership;



     (b) 27,828 shares held by NEA Presidents Fund, L.P.; and

     (c) 2,709,389 shares held by New Enterprise Associates VIII, Limited Partnership.


     Mr. Perry is a general partner of New Enterprise Associates and has dispositive and voting power for these shares.


 (8) Includes:



     (a) 127,388 shares held by C.E. Unterberg, Towbin LLC;



     (b) 1,016,786 shares held by Unterberg Harris Private Equity Partners,
         L.P.;



     (c) 323,940 shares held by C.E. Unterberg, Towbin, L.P.;



     (d) 217,177 shares held by Unterberg Harris Private Equity Partners, C.V.;



     (e) 63,694 shares held by A. Robert Towbin, a managing director of C.E. Unterberg, Towbin L.P.; and



     (f) an aggregate of 282,946 shares held by seven trusts and two 401(k) profit sharing accounts, all of which have beneficiaries or trustees who are affiliated with C.E. Unterberg, Towbin L.P. or the principals of C.E. Unterberg, Towbin L.P.



 (9) Includes 10,000 shares held by Harold Raetzsch, a former executive officer of Louis Leitz Digital Systems GmbH & Co.'s U.S. subsidiary. These 10,000 shares are subject to a repurchase option in favor of iManage if Mr. Raetzsch ceases to serve as a consultant or advisor to us.



(10) Includes:



     (a) 707,448 shares subject to a right of repurchase in favor of iManage which lapses over time; and



     (b) 510,000 shares subject to options that are exercisable within 60 days of June 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of June 30, 1999, and assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were outstanding 16,778,530 shares of common stock held of record by approximately 93 stockholders and options to purchase 1,894,950 shares of common stock.

     Immediately before the closing of this offering, we intend to amend and restate our certificate of incorporation and our bylaws. Our certificate of incorporation, bylaws and rights agreement, including all of its amendments, described below, are included as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

     Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

     Voting Rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK


     Upon the closing of this offering, each outstanding share of series A preferred stock, series B preferred stock and series C preferred stock will be converted into one share of common stock. See note 6 to our financial statements for a description of the preferred stock.


     Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.


     Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of iManage and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     The holders of approximately 8,033,117 shares of preferred stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

Demand registration rights

     - At any time after December 31, 2001, stockholders with registration rights can request that we file a registration statement so that they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the filed registration statement.

     - At any time six months after the closing of this offering, the holders of at least 30% of the shares having registration rights have the right to demand that we file a registration statement on a form other than Form S-3, as long as the aggregate amount of securities to be sold under the registration statement exceeds $7.5 million.

     - If we are eligible to file a registration statement on Form S-3, the holders of at least 10% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3, as long as the amount of securities to be sold under the registration statement exceeds $500,000.

     We will be required to file two registration statements on a form other than Form S-3 for the holders of at least 30% of shares having registration rights. If we are eligible to file a registration statement on Form S-3, we are not required to file more than one registration statement during any 12-month period. We may postpone the filing of a registration statement for up to 60 days once in a 12-month period if we determine that the filing would be seriously detrimental to us or our stockholders.

Piggyback registration rights

     If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration statement.

Expenses of registration

     We will pay all expenses relating to any demand or piggyback registration. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

Expiration of registration rights


     The registration rights described above will expire six years after this offering is completed. The registration rights will terminate earlier for a particular stockholder if that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act and we are subject to the reporting requirements of the Securities Exchange Act of 1934.



DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS


     The provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations from engaging, under limited circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, which is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an interested stockholder unless:


     - the transaction is approved by the board before the date the interested stockholder attained that status;


     - upon the closing of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or after the date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.


     A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. This provision of the Delaware General Corporation Law could prohibit or delay mergers or other takeover or change-in-control attempts and may discourage attempts to acquire us.


CHARTER AND BYLAWS

Charter


     Upon the closing of this offering, our certificate of incorporation will provide that all stockholder actions must be effected at a duly-called annual or special meeting and not by a consent in writing. Our certificate of incorporation will also require the approval of our board of directors to adopt, amend or repeal our bylaws. In addition, our certificate of incorporation will permit the stockholders to adopt, amend or repeal our bylaws only upon the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote.


     Directors will be removable for cause only by stockholders holding a majority of the then outstanding shares of stock entitled to vote. Vacancies on the board of directors resulting from death, resignation, removal or other reason may be filled by a majority of the directors then in office, even if less than a quorum. Vacancies from newly created directorships must be filled by a majority of the directors then in office. Lastly, the provisions in the certificate of incorporation described above and other provisions pertaining to the limitation of liability and indemnification of directors will be able to be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote.

     These provisions may have the effect of deterring hostile takeovers or delaying changes in the control or management of iManage, which could have an adverse effect on the market price of our common stock.

Bylaws

     Upon the closing of this offering, our bylaws will also contain many of the provisions in our certificate of incorporation described above. Our bylaws will not permit stockholders to call a special meeting. In addition, our bylaws will establish an advance notice procedure for matters to be brought before an annual or special meeting of our stockholders, including the election of directors. Business permitted to be conducted at any annual meeting or special meeting of stockholders will be limited to business properly brought before the meeting.

     Our bylaws will also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY


     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We intend to enter into separate indemnification agreements with our directors and executive officers that provide them indemnification protection if our certificate of incorporation is subsequently amended.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A. The address of our transfer agent and registrar is 150 Royall Street, Canton, MA 02021, and its telephone number at this location is (781) 575-2469.

LISTING

     We have applied for our common stock to be quoted on the Nasdaq National Market under the trading name IMAN.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Before this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect market prices prevailing from time to time. Furthermore, as described below, no shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     - Upon the closing of this offering, we will have outstanding an aggregate of approximately shares of common stock, assuming conversion of all outstanding preferred stock and based on common stock outstanding as of June 30, 1999, and assuming no exercise of the underwriters' over-allotment option or exercise of outstanding options.


     - Of these shares, the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by affiliates of iManage, defined as persons who directly or indirectly control or are controlled by or are under common control with iManage.


     All remaining shares held by our existing stockholders were issued and sold by iManage in private transactions and are eligible for public sale as follows:

                                                APPROXIMATE
                                              NUMBER OF SHARES
                    DATE                      THAT MAY BE SOLD               COMMENT
                    ----                      ----------------               -------
Date of this prospectus.....................              0      Freely tradable shares
181 days after the date of this                  14,324,197      Restricted securities held for
  prospectus................................                     at least one year may be sold
                                                                 under Rule 144

LOCK-UP AGREEMENTS


     All of our officers and directors and substantially all of our security holders have signed lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of BancBoston Robertson Stephens for a period of 180 days after the date of this prospectus.



     BancBoston Robertson Stephens may choose to release some of these shares from these restrictions before the expiration of this 180-day period, although it has no current intention to do so.


RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 203,786 shares immediately after this offering; or


     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares that have been held by a non-affiliate for at least two years may be sold in the open market immediately after the lock-up agreements expire.

RULE 701

     Any employee, officer or director of, or consultant to, us who purchased his shares under a written compensatory plan or contract may be entitled to sell his shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

REGISTRATION RIGHTS


     Upon completion of this offering, the holders of 8,033,117 shares of common stock, or their transferees, will have the right, exercisable under specific circumstances, to register those shares under the Securities Act. If these shares are registered, they will be freely tradable without restriction under the Securities Act.


STOCK OPTIONS

     We intend to file one or more registration statements on Form S-8 under the Securities Act to register approximately 1,672,031 shares of common stock issued under our stock option and employee stock purchase plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Shares registered under these registration statements will be available for sale in the open market, unless the shares are subject to vesting restrictions with iManage or the lock-up restrictions described above.

                                  UNDERWRITING


     The underwriters named below have entered into an underwriting agreement with us to purchase the number of shares of common stock listed opposite their names below. The underwriters are obligated to purchase and pay for all the shares listed below if any are purchased.


                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
BancBoston Robertson Stephens Inc. .........................
U.S. Bancorp Piper Jaffray Inc..............................
C.E. Unterberg, Towbin......................................
E*TRADE Securities, Inc. ...................................
                                                              --------
          Total.............................................  3,600,000
                                                              ========


     The underwriters initially propose to offer the shares of common stock directly to the public at the initial public offering price presented on the cover page of this prospectus. Any shares sold by the underwriters to securities
dealers may be sold at a discount of up to      per share from the initial
public offering price. The underwriters may allow, and the dealers may re-allow,
to other dealers a discount of up to $     per share from the initial public
offering price. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.



     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 540,000 additional shares of common stock at the same price per share as we will receive for the 3,600,000 shares that the underwriters have agreed to purchase. To the extent this option is exercised, each of the underwriters will become obligated, subject to various conditions, to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,600,000 shares in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,600,000 shares are being sold.



     Qualified Independent Underwriter. The offering is being conducted under Rule 2720 of the National Association of Securities Dealers, Inc. which provides that when an NASD member firm participates in the offering of equity securities of a company with whom the member has a conflict of interest, the initial public offering price can be no higher than that recommended by a qualified independent underwriter. C.E. Unterberg, Towbin is considered to have a conflict of interest because some entities affiliated with C.E. Unterberg, Towbin own more than 10% of our capital stock. BancBoston Robertson Stephens is serving as the qualified independent underwriter in the offering and will recommend a price in compliance with the requirements of Rule 2720. BancBoston Robertson Stephens has performed due diligence investigations and reviewed and participated in the preparation of the prospectus and the registration statement of which this prospectus forms a part. BancBoston Robertson Stephens will receive no additional compensation in its capacity as the qualified independent underwriter.


     Indemnification. The underwriting agreement contains covenants of indemnity among the underwriters and us against specified civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreement. Each of our officers, directors and substantially all security holders have agreed with the representatives and us, for a period of 180 days after the effective date of this prospectus, not to dispose of or hedge any shares of common stock, or securities convertible into or exchangeable for shares of common stock, now owned or later acquired by them without the prior written consent of BancBoston Robertson Stephens. BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. All of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject to holding period, volume limitations and other conditions of Rule 144.


     Future Sales. In addition, we have agreed that for 180 days following the effective date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens, dispose of or hedge any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock. However, the following are examples of exceptions to this agreement:



          - sale of shares in this offering;



          - the issuance of common stock upon the exercise of outstanding options;



          - our issuance of options or shares under existing stock option or stock purchase plans; and



          - issuances of stock in connection with acquisitions.



     No Prior Public Market. Before this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock in this offering will be determined through negotiations among us and the representatives of the underwriters. The factors to be considered in these negotiations include prevailing market conditions, our financial information, the market valuation of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the business potential of the industry in which we compete, an assessment of our management, our past and present operation and the prospects for our future revenues.



     Stabilization. The representatives have advised us that, based on Regulation M under the Exchange Act, some persons participating in this offering may engage in any of the following transactions:



          - stabilizing bid, a bid for or the purchase of common stock on behalf of the underwriters that is intended to fix or maintain the price of the common stock;



          - syndicate covering transaction, a bid for the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering; and



          - penalty bid, an arrangement that permits the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction, and has therefore not been effectively placed by this underwriter or syndicate member.



     These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.



     Internet Distribution. A copy of the prospectus in electronic format will be made available on the internet web site hosted by E*TRADE Securities, Inc. E*TRADE will accept conditional offers to purchase shares from all of its customers that pass and complete an online eligibility profile. If the demand for shares from the customers of E*TRADE exceeds the amount of shares allocated to it, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares/customer. E*TRADE will provide customers a period after effectiveness and pricing during which they will continue to have the right to cancel their conditional offers. E*TRADE will cancel its existing book of conditional offers and resolicit new conditional offers or have customers reconfirm their existing conditional offers if the offering is priced outside the anticipated price range indicated in the preliminary prospectus.

     Directed Shares. The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock in this offering for individuals designated by us who have expressed an interest in purchasing shares of common stock in this offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. The underwriters will offer any reserved shares not so purchased to the general public on the same basis as other shares in this offering described above.


                                 LEGAL MATTERS


     The validity of the common stock offered by this prospectus will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Various legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of June 30, 1999, an investment partnership and an associate attorney at Gray Cary Ware & Freidenrich LLP beneficially owned an aggregate of 61,402 shares of our common stock. Gary Cary is one of our customers.

                                    EXPERTS

     The financial statements as of December 31, 1997 and 1998 and June 30, 1999 and for each of the three years in the period ended December 31, 1998 and the six month period ended June 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.


     In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the following public reference rooms of the SEC:


    450 Fifth Street, N.W.         7 World Trade Center           500 West Madison Street
    Room 1024                      Suite 1300                     Suite 1400
    Washington, D.C. 20549         New York, NY 10048             Chicago, IL 60661-2511



     You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.


     The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like iManage, who file electronically with the SEC. The address of that website is http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                 IMANAGE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of iManage, Inc. (formerly NetRight Technologies, Inc.)

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of iManage, Inc. (formerly NetRight Technologies, Inc.) at December 31, 1997 and 1998 and June 30, 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and the six month period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
August 20, 1999, except as to
Note 10, which is as of August 30, 1999

                                 IMANAGE, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            DECEMBER 31,                    PRO-FORMA
                                                         ------------------    JUNE 30,     JUNE 30,
                                                          1997       1998        1999         1999
                                                         -------    -------    --------    -----------
                                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $ 1,789    $ 7,617    $ 8,622
  Short-term investments...............................       --         --      3,495
  Trade accounts receivable, net of allowance for
     doubtful accounts of $75 in 1997, $175 in 1998 and
     $115 in 1999......................................    1,124      4,194      4,120
  Other current assets.................................      101        443        250
                                                         -------    -------    -------
          Total current assets.........................    3,014     12,254     16,487
Property and equipment, net............................      237        483      1,478
Other assets...........................................        9        758        595
                                                         -------    -------    -------
          Total assets.................................  $ 3,260    $13,495    $18,560
                                                         =======    =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $   188    $   595    $   763
  Accrued liabilities..................................      347      2,190      1,343
  Advances from stockholders...........................       69         --         --
  Equipment line of credit, current portion............       --         --        111
  Deferred revenue.....................................      670      3,350      8,009
                                                         -------    -------    -------
          Total current liabilities....................    1,274      6,135     10,226
Equipment line of credit, less current portion.........       --         --        889
                                                         -------    -------    -------
          Total liabilities............................    1,274      6,135     11,115
                                                         -------    -------    -------
Commitments (Note 4)
Stockholders' Equity:
  Preferred stock; $0.001 par value; authorized: 8,154
     shares; issued and outstanding: 4,128 shares in
     1997, 8,033 shares in 1998, 8,033 shares in 1999
     and zero shares pro forma (Liquidation value:
     $11,207)..........................................        4          8          8       $    --
  Common stock, $0.001 par value; authorized:
     20,000,000 shares; issued and outstanding: 6,516
     shares in 1997, 8,198 shares in 1998, 8,745 shares
     in 1999 and 16,778 shares pro forma...............        6          7          8            16
  Additional paid-in capital...........................    6,810     15,679     20,100        20,100
  Deferred stock-based compensation....................     (482)      (770)    (3,047)       (3,047)
  Notes receivable for common stock....................       --       (372)      (498)         (498)
  Accumulated deficit..................................   (4,352)    (7,192)    (9,126)       (9,126)
                                                         -------    -------    -------       -------
          Total stockholders' equity...................    1,986      7,360      7,445       $ 7,445
                                                         -------    -------    -------       -------
          Total liabilities and stockholders' equity...  $ 3,260    $13,495    $18,560
                                                         =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                                 IMANAGE, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           SIX MONTH PERIOD
                                          YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                        ----------------------------    ----------------------
                                         1996      1997       1998         1998         1999
                                        ------    -------    -------    -----------    -------
                                                                        (UNAUDITED)
Revenues:
  Licenses............................  $   70    $ 1,172    $ 6,509      $ 1,849      $ 6,159
  Support and services................       4        358      1,232          384        1,715
                                        ------    -------    -------      -------      -------
     Total revenues...................      74      1,530      7,741        2,233        7,874
                                        ------    -------    -------      -------      -------
Cost of revenues:
  Licenses............................       4        136        414          150          327
  Support and services................      38        163      1,213          499        1,173
                                        ------    -------    -------      -------      -------
     Total cost of revenues...........      42        299      1,627          649        1,500
                                        ------    -------    -------      -------      -------
Gross profit..........................      32      1,231      6,114        1,584        6,374
Operating expenses:
  Sales and marketing.................     335      1,120      4,393        1,798        3,677
  Research and development............     113        935      2,351        1,058        1,884
  General and administrative..........     272        706      1,295          577          938
  Stock-based compensation............      --      2,079      1,054          422        1,991
                                        ------    -------    -------      -------      -------
     Total operating expenses.........     720      4,840      9,093        3,855        8,490
                                        ------    -------    -------      -------      -------
Loss from operations..................    (688)    (3,609)    (2,979)      (2,271)      (2,116)
Interest income.......................      --         22        153           39          204
Interest expense......................      (4)        (9)       (14)          (5)         (18)
                                        ------    -------    -------      -------      -------
Loss before provision for income
  taxes...............................    (692)    (3,596)    (2,840)      (2,237)      (1,930)
                                        ------    -------    -------      -------      -------
Provision for income taxes............      --         --         --           --            4
                                        ------    -------    -------      -------      -------
Net loss..............................  $ (692)   $(3,596)   $(2,840)     $(2,237)     $(1,934)
                                        ======    =======    =======      =======      =======
Net loss per share -- basic and
  diluted.............................  $(0.12)   $ (0.57)   $ (0.38)     $ (0.31)     $ (0.24)
                                        ======    =======    =======      =======      =======
Shares used in net loss per
  share -- basic and diluted..........   6,004      6,292      7,455        7,227        8,102
                                        ======    =======    =======      =======      =======
Pro forma net loss per share -- basic
  and diluted (unaudited).............                       $ (0.21)                  $ (0.12)
                                                             =======                   =======
Shares used in pro forma net loss per
  share -- basic and diluted
  (unaudited).........................                        13,489                    16,135
                                                             =======                   =======

   The accompanying notes are an integral part of these financial statements.

                                 iMANAGE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                                                 NOTES
                                                                                               RECEIVABLE
                               PREFERRED STOCK    COMMON STOCK     ADDITIONAL     DEFERRED        FOR
                               ---------------   ---------------    PAID-IN     STOCK-BASED      COMMON     ACCUMULATED
                               SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION     STOCK        DEFICIT      TOTAL
                               ------   ------   ------   ------   ----------   ------------   ----------   -----------   -------
Balances, January 1, 1996....     --     $ --    6,000     $ 6      $    75       $    --        $  --        $   (64)    $    17
Issuance of Series A
  preferred stock, net of
  issuance costs of $5.......    886        1       --      --          624            --           --             --         625
Issuance of common stock.....     --       --      291      --           20            --           --             --          20
Capital contributed from
  stockholders...............     --       --       --      --          120            --           --             --         120
Net loss.....................     --       --       --      --           --            --           --           (692)       (692)
                               -----     ----    -----     ---      -------       -------        -----        -------     -------
Balances, December 31,
  1996.......................    886        1    6,291       6          839            --           --           (756)         90
Issuance of Series A
  preferred stock, net of
  issuance costs of $17......  1,968        2       --      --        1,377            --           --             --       1,379
Issuance of Series B
  preferred stock, net of
  issuance costs of $11......  1,274        1       --      --        1,988            --           --             --       1,989
Exercise of common stock
  options....................     --       --      225      --           45            --           --             --          45
Options issued in exchange
  for services...............     --       --       --      --           47            --           --             --          47
Deferred stock-based
  compensation...............     --       --       --      --        2,368        (2,368)          --             --          --
Amortization of deferred
  stock-based compensation...     --       --       --      --           --         1,951           --             --       1,951
Deferred non-employee
  stock-based compensation...     --       --       --      --          146          (146)          --             --          --
Amortization of non-employee
  stock-based compensation...     --       --       --      --           --            81           --             --          81
Net loss.....................     --       --       --      --           --            --           --         (3,596)     (3,596)
                               -----     ----    -----     ---      -------       -------        -----        -------     -------
Balances, December 31,
  1997.......................  4,128        4    6,516       6        6,810          (482)          --         (4,352)      1,986
Issuance of Series B
  Preferred Stock, net of
  issuance costs of $17......  1,926        2       --      --        3,005            --           --             --       3,007
Issuance of Series C
  preferred stock, net of
  issuance costs of $4.......  1,879        2       --      --        3,941            --           --             --       3,943
Issuance of Series C
  preferred stock to prepay
  rent.......................    100       --       --      --          210            --           --             --         210
Exercise of common stock
  options....................     --       --    1,682       1          371            --         (372)            --          --
Options issued in exchange
  for services...............     --       --       --      --           89            --           --             --          89
Deferred stock-based
  compensation...............     --       --       --      --        1,204        (1,204)          --             --          --
Amortization of deferred
  stock-based compensation...     --       --       --      --           --           866           --             --         866
Deferred non-employee
  stock-based compensation...     --       --       --      --           49           (49)          --             --          --
Amortization of non-employee
  stock-based compensation...     --       --       --      --           --            99           --             --          99
Net loss.....................     --       --       --      --           --            --           --         (2,840)     (2,840)
                               -----     ----    -----     ---      -------       -------        -----        -------     -------
Balances, December 31,
  1998.......................  8,033        8    8,198       7       15,679          (770)        (372)        (7,192)      7,360
Exercise of common stock
  options....................     --       --      547       1          153            --         (126)            --          28
Options issued in exchange
  for services...............     --       --       --      --          208            --           --             --         208
Deferred stock-based
  compensation...............     --       --       --      --        4,047        (4,047)          --             --          --
Amortization of deferred
  stock-based compensation...     --       --       --      --           --         1,760           --             --       1,760
Deferred non-employee
  stock-based compensation...     --       --       --      --           13           (13)          --             --          --
Amortization of non-employee
  stock-based compensation...     --       --       --      --           --            23           --             --          23
Net loss.....................     --       --       --      --           --            --           --         (1,934)     (1,934)
                               -----     ----    -----     ---      -------       -------        -----        -------     -------
Balances, June 30, 1999......  8,033     $  8    8,745     $ 8      $20,100       $(3,047)       $(498)       $(9,126)    $ 7,445
                               =====     ====    =====     ===      =======       =======        =====        =======     =======


   The accompanying notes are an integral part of these financial statements.

                                 IMANAGE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                            SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          JUNE 30,
                                              -------------------------   ---------------------
                                              1996     1997      1998        1998        1999
                                              -----   -------   -------   -----------   -------
                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................  $(692)  $(3,596)  $(2,840)    $(2,237)    $(1,934)
  Adjustments to reconcile net loss to net
     cash (used in) provided by operating
     activities:
     Depreciation and amortization..........     19        61       313          71         300
     Amortization of prepaid rent...........     --        --        12          --         180
     Amortization of deferred stock-based
       compensation.........................     --     2,032       965         422       1,783
     Stock issued for services..............     --        47        89          --         208
     Provision for doubtful accounts........     10        65       100          50          --
     Changes in operating assets and
       liabilities:
       Trade accounts receivable............    (79)   (1,170)   (3,195)     (2,113)         74
       Accounts payable.....................    178         6       407         229         168
       Accrued liabilities..................     80       284     1,868         647        (847)
       Deferred revenue.....................     81       589     2,680       1,787       4,659
       Other assets.........................     (9)      (99)   (1,021)        (12)        105
                                              -----   -------   -------     -------     -------
          Net cash (used in) provided by
            operating activities............   (412)   (1,781)     (622)     (1,156)      4,696
                                              -----   -------   -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITY:
  Purchase of property and equipment........    (59)     (192)     (431)       (248)     (1,224)
  Purchase of short-term investments........     --        --        --          --      (3,495)
                                              -----   -------   -------     -------     -------
          Net cash used in investing
            activity........................    (59)     (192)     (431)       (248)     (4,719)
                                              -----   -------   -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayment of) advances and
     loans from stockholders................     55       (10)      (69)         --          --
  Proceeds from equipment line of credit....     --        --        --          --       1,000
  Contributed capital.......................    120        --        --          --          --
  Issuance of common stock, net.............     20        45        --          --          28
  Issuance of preferred stock, net..........    625     3,368     6,950       1,399          --
                                              -----   -------   -------     -------     -------
          Net cash provided by financing
            activities......................    820     3,403     6,881       1,399       1,028
                                              -----   -------   -------     -------     -------
Net increase (decrease) in cash and cash
  equivalents...............................    349     1,430     5,828          (5)      1,005
Cash and cash equivalents at beginning of
  period....................................     10       359     1,789       1,789       7,617
                                              -----   -------   -------     -------     -------
Cash and cash equivalents at end of
  period....................................  $ 359   $ 1,789   $ 7,617     $ 1,784     $ 8,622
                                              =====   =======   =======     =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for interest....................  $  --   $     2   $    17     $     4     $    17
                                              =====   =======   =======     =======     =======
  Cash paid for income taxes................  $       $     3   $     2     $     1     $    42
                                              =====   =======   =======     =======     =======
SUPPLEMENTAL DISCLOSURES OF NONCASH
  FINANCING ACTIVITIES:
  Issuance of common stock in exchange for
     notes receivable.......................  $  --   $    --   $   372     $   300     $   126
                                              =====   =======   =======     =======     =======
  Issuance of Series C preferred stock to
     prepay rent............................  $  --   $    --   $   210     $    --     $    --
                                              =====   =======   =======     =======     =======
  Deferred stock based compensation.........  $  --   $ 2,514   $ 1,253     $   394     $ 4,060
                                              =====   =======   =======     =======     =======

   The accompanying notes are an integral part of these financial statements.

                                 IMANAGE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS:

NATURE OF OPERATIONS


     iManage, Inc. (formerly NetRight Technologies, Inc.) (the "Company") supplies e-business content and collaboration management software that provides organizations with a web-based unified content platform that enables them to manage, organize and deliver information in a centralized manner throughout the extended enterprise. The Company markets and sells its software and services primarily through its direct sales organization, resellers and system integrators in the United States and Canada and through distributors in the United Kingdom and Australia. In 1996, 1997, 1998 and the six month period ended June 30, 1999, 87%, 58%, 55% and 81% of revenues, respectively, were through resellers. The Company's license and support and services revenues to date have substantially been derived from the sale of iManage's suite of products, including iManage e-business Server, iManage iForm and iManage iSync, to customers primarily located in the United States.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

UNAUDITED INTERIM RESULTS

     The accompanying interim financial statements for the six month period ended June 30, 1998, together with the related notes, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the financial statements for 1996, 1997 and 1998 and the six month period ended June 30, 1999 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's results of operations and its cash flows for the six month period ended June 30, 1998.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

     Cash equivalents represent commercial paper, money market funds, cash and time deposits with original or remaining maturities at the date of purchase of three months or less. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon the short maturities of those financial instruments.

     Short-term investments are classified as available for sale and have maturities of one year or less as of the date of the balance sheet. The carrying amount of the Company's short term investments, which comprise commercial paper and corporate debt obligations, approximates fair value. Realized gains and losses on short-term investments are calculated using the specific identification method. Realized gains and losses in the six month period ended June 30, 1999 and unrealized holding gains and losses at June 30, 1999 were not significant.

     The carrying amounts of certain of the Company's other financial instruments including accounts receivable, accounts payable and accrued expenses approximate fair value due to their short

                                 IMANAGE, INC.

maturities. The carrying amounts of notes payable under the equipment line of credit approximates fair value based on the terms of similar borrowing arrangements available to the Company.

CERTAIN RISKS AND CONCENTRATIONS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company maintains substantially all of its cash and cash equivalent balances and short-term investments with two major financial institutions domiciled in the United States. The Company performs ongoing credit evaluations of its customers, generally does not require collateral of its customers and maintains allowances for potential credit losses.

     Three customers accounted for 40% of trade accounts receivable at December 31, 1997. Two different customers accounted for 33% of trade accounts receivable at December 31, 1998. A sixth customer accounted for 12% of trade accounts receivable at June 30, 1999. Four customers accounted for 67% of the Company's total revenues for 1996. There were no customers that accounted for more than 10% of revenues for 1997 and 1998 or for the six month period ended June 30, 1999, respectively. Additionally, 58%, 84%, 89% and 95% of the Company's revenues for the years ended December 31, 1996, 1997 and 1998 and the six month period ended June 30, 1999 were derived from law firms.

     The Company relies on software licensed from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. The functionality of the Company's products, therefore, depends on its ability to integrate these third party technologies into its products.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three years. Depreciation for leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term, generally three years. Upon sale or retirement of assets, cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

LONG-LIVED ASSETS

     The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset.

SOFTWARE DEVELOPMENT COSTS

     Costs related to research and development of new software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which to date has been when the Company has a working model of the software, and ending, when a product is available for general release to customers. Substantially all development costs are incurred prior to establishing a working model. As

                                 IMANAGE, INC.

a result, the Company has not capitalized any software development costs since such costs have not been significant.

REVENUE RECOGNITION

     The Company's revenues are derived from two sources as follows: (i) software license revenue, derived primarily from product sales on a per server and per user basis, including software modules, to end users, resellers, systems integrators and distributors and (ii) support and services revenue, derived primarily from providing customer support and software updates and training and consulting services to end users. The Company adopted the provisions of Statement of Position 97-2, or SOP 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2," effective January 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, "Software Revenue Recognition," and delineates the accounting for software license and support and services revenues. Under SOP 97-2, the Company recognizes license revenues upon shipment of a product master, which allows the customer to make the number of copies specified in the contract if a signed contract exists, the fee is fixed and determinable, collection of resulting receivables is probable and product returns are reasonably estimable and, if applicable, acceptance criteria have been met. Provisions for estimated warranty costs and sales returns are recorded at the time of shipment.


     For contracts with multiple obligations (e.g. deliverable and undeliverable products, support and other services), the Company allocates revenues to the undelivered element of the contract based on objective evidence of its fair value. This objective evidence is the sales price of the element when sold separately by the Company. The Company generally does not allow the right of return but has accepted returns in isolated instances when resellers, system integrators and distributors have incorrectly ordered product. The Company recognizes revenues allocated to undelivered products when the criteria for license revenues set forth above are met. The Company recognizes support and services revenues, including amounts allocated from contracts with multiple obligations and for ongoing customer support, ratably over the period of the support contract. The Company's support and service arrangements entitle customers to telephone support and unspecified upgrades and enhancements. Payments for support and services are generally made in advance and are non-refundable. For revenues allocated to training and consulting services or derived from the separate sales of these services, the Company recognizes revenues as the related services are performed.


     Through 1997, the Company recognized license revenues upon shipment if remaining obligations were insignificant, collection of the resulting receivable was probable and if applicable, acceptance criteria were met. Provisions for estimated warranty costs, estimated sales returns and insignificant vendor obligations were recorded at the time products were shipped. Service and support revenues, including revenues allocated from contracts including software licenses, were recognized ratably over the period of the service and support agreements. Training and consulting revenues were recognized as the related services were performed.

     As of June 30, 1999, deferred revenue included advance payments received for support and services and license revenues received or due under the terms of the contracts for which customer acceptance had not been received or vendor specific objective evidence was not available for elements of the contracts.

                                 IMANAGE, INC.

INCOME TAXES

     Income taxes are accounted for using the liability method under which deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     From October 10, 1995 to December 26, 1996, the Company was organized as a S corporation, which is a conduit entity for income tax purposes. Subsequent to December 26, 1996, the Company was organized as a C corporation and was therefore liable for income taxes.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 or APB 25, "Accounting for Stock Issued to Employees" and has elected to adopt the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, or SFAS 123, "Accounting for Stock-Based Compensation."

ADVERTISING

     The Company expenses advertising costs as incurred. During 1996, 1997 and 1998 and the six month period ended June 30, 1999, the Company incurred $83,000, $88,000, $286,000 and $301,000 of advertising cost.

SEGMENTS

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, or SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in one disclosable segment, using one measurement of profitability for its business. Although the Company has sales outside the United States, such sales are not significant. All long-lived assets are maintained in the United States.

COMPREHENSIVE INCOME

     Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net loss for 1996, 1997 and 1998 and the six month period ended June 30, 1998 and 1999 and comprehensive loss for each of these periods.

INTERNAL USE SOFTWARE COSTS

     Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Through June 30, 1999, the Company has not incurred any costs which would be required to be capitalized under the provisions of this standard.

START-UP COSTS

     Effective January 1, 1999, the Company adopted the provisions of Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." The adoption of SOP 98-5 had no

                                 IMANAGE, INC.

impact on the Company's financial statements as the Company has expensed all costs of start-up activities and organizational costs as incurred.

NET LOSS PER SHARE

     Basic net loss per share is computed based on the weighted average number of shares outstanding during the period. Diluted net loss per share is also computed based on the weighted average number of shares outstanding during the period. Diluted net loss per share does not include the weighted average effect of dilutive potential common shares including convertible preferred stock, options to purchase common stock and common stock subject to repurchase in any period presented because the effect is antidilutive.

     The following table presents information necessary to reconcile basic and diluted net loss per common and common equivalent share (in thousands):

                                                                         SIX MONTH PERIOD
                                                                          ENDED JUNE 30,
                                                                       ---------------------
                                          1996      1997      1998        1998        1999
                                         -------   -------   -------   -----------   -------
                                                                       (UNAUDITED)
Net loss...............................  $  (692)  $(3,596)  $(2,840)    $(2,237)    $(1,934)
Shares used in net loss per
  share -- basic and diluted...........    6,004     6,292     7,455       7,227       8,102
                                         -------   -------   -------     -------     -------
Net loss per share -- basic and
  diluted..............................  $ (0.12)  $ (0.57)  $ (0.38)    $ (0.31)    $ (0.24)
                                         =======   =======   =======     =======     =======
Anti-Dilutive Securities:
  Convertible preferred stock..........       12     2,074     6,034       5,009       8,033
  Options to purchase common stock.....       --       261     1,154       1,036       1,720
  Common stock subject to repurchase...       --         2       458         532         360
                                         -------   -------   -------     -------     -------
                                              12     2,337     7,646       6,577      10,113
                                         =======   =======   =======     =======     =======

PRO FORMA NET LOSS PER SHARE AND PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     Pro forma basic and diluted net loss per common share has been computed as described above and also gives effect to weighted average common equivalent shares from preferred stock that will automatically convert upon the closing of the Company's initial public offering using the as-if-converted method for 1998 and the six month period ended June 30, 1999.

                                 IMANAGE, INC.

     A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows (in thousands except per share data):

                                                                          SIX MONTH
                                                                         PERIOD ENDED
                                                                           JUNE 30,
                                                               1998          1999
                                                              -------    ------------
Net loss....................................................  $(2,840)     $(1,934)
                                                              -------      -------
Shares used in net loss per common share, basic and
  diluted...................................................    7,455        8,102
Adjustments to reflect the effect of the assumed conversion
  of the preferred stock....................................    6,034        8,033
                                                              -------      -------
Shares used in pro forma net loss per common share, basic
  and diluted...............................................   13,489       16,135
                                                              -------      -------
Pro forma net loss per common share, basic and diluted......  $ (0.21)     $ (0.12)
                                                              =======      =======

     If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of approximately 8,033,000 shares of common stock, based on the shares of convertible preferred stock outstanding at June 30, 1999. Unaudited pro forma stockholders' equity at June 30, 1999, as adjusted for the conversion of convertible preferred stock, is disclosed on the balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1998, AcSEC released Statement of Position 98-9 or SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is no vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP No. 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The Company is currently evaluating the impact of the requirements of SOP 98-9 and the effects, if any, on its current revenue recognition policies.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. In July, 1999, the Financial Accounting Standard Boards issued SFAS No. 137, or "SFAS 137," "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133." SFAS 137 deferred the effective date of SFAS 133 until the first fiscal quarter beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities. The Company is continuing to evaluate the impact of the requirements of SFAS No. 133 and SFAS No. 137 will have on its financial statements and related disclosures.

                                 IMANAGE, INC.

NOTE 3 -- BALANCE SHEET ACCOUNTS:

FINANCIAL INSTRUMENTS:

                                                   DECEMBER 31,
                                    -------------------------------------------         JUNE 30,
                                            1997                   1998                   1999
                                    --------------------   --------------------   --------------------
                                     COST    FAIR VALUE     COST    FAIR VALUE     COST    FAIR VALUE
                                    ------   -----------   ------   -----------   ------   -----------
CASH AND CASH EQUIVALENTS
Cash..............................  $   --     $   --      $   57     $   57      $  352     $  352
Time deposits.....................   1,789      1,789       4,842      4,842         450        450
Money market......................      --         --       2,718      2,718         332        332
Commercial paper..................      --         --          --         --       7,488      7,488
                                    ------     ------      ------     ------      ------     ------
                                    $1,789     $1,789      $7,617     $7,617      $8,622     $8,622
                                    ======     ======      ======     ======      ======     ======
SHORT-TERM INVESTMENTS
Federal government obligations....  $   --     $   --      $   --     $   --      $  984     $  984
Commercial paper..................      --         --          --         --       2,511      2,511
                                    ------     ------      ------     ------      ------     ------
                                    $   --     $   --      $   --     $   --      $3,495     $3,495
                                    ======     ======      ======     ======      ======     ======

PROPERTY AND EQUIPMENT, NET:

                                                              DECEMBER 31,
                                                              ------------    JUNE 30,
                                                              1997    1998      1999
                                                              ----    ----    --------
                                                                   (IN THOUSANDS)
Furniture and fixtures......................................  $ 64    $198     $  544
Computer software and equipment.............................   253     550        825
Leasehold improvements......................................    --      --        603
                                                              ----    ----     ------
                                                               317     748      1,972
Less accumulated depreciation...............................    80     265        494
                                                              ----    ----     ------
                                                              $237    $483     $1,478
                                                              ====    ====     ======

     Depreciation expense was $19,000, $60,000, $185,000 and $229,000 for 1996,
1997, 1998 and the six month period ended June 30, 1999, respectively.

OTHER ASSETS:

                                                              DECEMBER 31,
                                                              ------------    JUNE 30,
                                                              1997    1998      1999
                                                              ----    ----    --------
                                                                   (IN THOUSANDS)
Technology licenses.........................................   $--    $725      $725
Less accumulated amortization...............................   --     (128)     (199)
                                                               --     ----      ----
                                                               --      597       526
                                                               --     ----      ----
Other assets................................................    9      161        69
                                                               --     ----      ----
                                                               $9     $758      $595
                                                               ==     ====      ====

                                 IMANAGE, INC.

     In 1998, the Company entered into technology license agreements including non-cancelable minimum payments. The present value of payments under these agreements is recorded as an asset and amortized over the terms of the agreements (generally three years) as the technological feasibility had been established for the product, which included the technology.

ACCRUED LIABILITIES:

                                                               DECEMBER 31,
                                                              --------------    JUNE 30,
                                                              1997     1998       1999
                                                              ----    ------    --------
                                                                    (IN THOUSANDS)
Technology licenses.........................................  $ 50    $  425     $   --
Payroll and related.........................................   198     1,276      1,102
Other.......................................................    99       489        241
                                                              ----    ------     ------
                                                              $347    $2,190     $1,343
                                                              ====    ======     ======

NOTE 4 -- COMMITMENTS:

     The Company leases its office facilities in San Mateo, California and Chicago, Illinois under non-cancelable operating leases which expire on December 31, 2001 and April 30, 2004, respectively.

     Under the terms of the San Mateo lease, the Company issued 100,000 shares of series C preferred stock in lieu of future rental payments (see Note 6). In addition, the lease has two one year options to extend upon six months written notice to the landlord.

     Under the terms of the Chicago lease, there is an option to extend the term of the lease for 5 years.

     Future minimum payments under the non-cancelable operating leases as of June 30, 1999 are as follows (in thousands):

                                                              OPERATING
                                                              ---------
Six Month Period Ending December 31, 1999...................   $  278
YEAR
  2000......................................................      546
  2001......................................................      567
  2002......................................................      145
  2003......................................................      153
  and thereafter............................................      425
                                                               ------
                                                               $2,114
                                                               ======

     Rent expense was $30,000, $111,000, $216,000 and $326,000 for 1996, 1997
and 1998 and the six month period ended June 30, 1999, respectively. See Note 8 for sublease income received.

NOTE 5 -- LINE OF CREDIT AGREEMENT:

     In March 1999, the Company entered into a line of credit agreement with a bank, comprised of a revolving line of credit and an equipment line of credit. The line of credit agreement, which is collateralized by substantially all of the Company's assets, intangible assets and intellectual property, includes covenant restrictions requiring the Company to maintain certain minimum financial ratios

                                 IMANAGE, INC.

and profitability levels and limits the Company's ability to declare and pay dividends. The Company was in violation of the profitability covenant at June 30, 1999 and received a waiver from its bank.

     The revolving line of credit provides for borrowings of up to $5,000,000, which can be used at the discretion of the Company through March 31, 2000. Borrowings are limited to the lesser of 80% of eligible accounts receivable or $5,000,000 ($2,500,000 at June 30, 1999), bear interest at prime plus 0.25%
(8.00% at June 30, 1999) and are due at March 31, 2000. At June 30, 1999, no amounts have been drawn against this facility.

     The equipment line of credit, which bears interest at prime plus 0.50% (8.25% at June 30, 1999), provides for borrowings of up to $2,000,000 to finance the Company's purchases of property and equipment. At June 30, 1999, $1,000,000 has been drawn against this facility, of which $111,000 is currently payable. Principal repayment begins in February 2000 and continues through February 2002 in equal monthly installments of principal and interest. In July 1999, the Company borrowed an additional $396,000 for equipment purchases.

     Principal payments due under the facility as of June 30, 1999 are as follows (in thousands):

SIX MONTH PERIOD ENDING DECEMBER 31, 1999...................  $   --
YEAR ENDING DECEMBER 31,
  2000......................................................     306
  2001......................................................     333
  2002......................................................     333
  2003......................................................      28
                                                              ------
                                                              $1,000
                                                              ======

NOTE 6 -- STOCKHOLDERS' EQUITY:

CONVERTIBLE PREFERRED STOCK

     At June 30, 1999, the amounts, terms and value of series A convertible ("series A"), series B convertible ("series B") and series C convertible ("series C") preferred stock are as follows (in thousands):

                                                                       COMMON
                                                                       STOCK
                                         ISSUED AND       NET       RESERVED FOR
         SERIES            AUTHORIZED    OUTSTANDING    PROCEEDS     CONVERSION
         ------            ----------    -----------    --------    ------------
 A.......................    2,853          2,854       $ 2,004        2,854
 B.......................    3,200          3,200         4,996        3,200
 C.......................    2,100          1,979         4,153        1,979
                             -----          -----       -------        -----
                             8,154          8,033       $11,153        8,033
                             =====          =====       =======        =====

     Other rights, privileges and preferences of series A, series B and series C preferred stock are as follows:

VOTING RIGHTS

     Holders of series A, series B and series C preferred stock are entitled to one vote for each share of common stock into which each share of preferred stock could be converted. The holders of the

                                 IMANAGE, INC.

outstanding shares of series A, series B and series C preferred stock shall vote with the holders of the common stock upon the election of directors. The consent of the holders of a majority of the preferred stock, voting together as a single class, shall be required for any action that (i) amends or repeals any provision of the Company's Certificate of Incorporation if such action would materially and adversely change the rights, preferences or privileges of a class of preferred stock; (ii) authorizes or issues shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with a class of the preferred stock; (iii) pays or declares any dividends on any junior securities; (iv) authorizes a merger, sale of substantially all the assets of the Company, recapitalization or reorganization of the Company.

DIVIDENDS

     The holders of series A, series B and series C preferred stock are entitled to receive noncumulative dividends as and when declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on the common stock of the Company. The dividends shall be at the rate of 10% of the series A, series B and series C preferred stock per share liquidation preference per annum. No dividends have been declared as of June 30, 1999.

CONVERSION RIGHTS

     Shares of series A, series B and series C preferred stock are convertible into common stock at the option of the holder, or automatically upon a public offering with proceeds of at least $12,000,000 and at an offering price of at least $5.00 per share, or upon the election of the holders of a majority of the then outstanding shares of series A, series B and series C preferred stock voting together or separately as a class. Each share of preferred stock shall be convertible into the number of fully paid and non-assessable shares of common stock, which results from dividing the purchase price per share for each series of preferred stock into the per share conversion price applicable to each series at the time of conversion. The conversion price per share is subject to adjustments for the issuance of additional shares to other than employees, contractors or members of the Board of Directors at a price less than the conversion price. The purchase price and initial conversion price per share of series A, series B and series C preferred stock is $0.71, $1.57 and $2.10, respectively. As of June 30, 1999, each outstanding share of preferred stock is convertible into one share of common stock.

LIQUIDATION

     In the event of liquidation or sale of the Company, holders of shares of series A, series B and series C preferred stock are entitled to receive in preference over common stockholders, an amount of $0.71, $1.57 and $2.10, per share, respectively, including any declared but unpaid dividends. After the payment of the applicable liquidation preference to the holders of the series A, series B and series C preferred stock, the remaining assets are to be distributed to the holders of series A and series C preferred and common stock, until the series A preferred stockholders have received an additional amount equal to $1.42 per share and the series C preferred stockholders have received an additional amount equal to $1.05 per share. Thereafter, any remaining assets shall be distributed ratably to the holders of common stock.

OTHER RIGHTS

     The holders of series A, series B and series C preferred stock have certain piggy-back and demand registration rights which terminate six years after an initial public offering by the Company.

                                 IMANAGE, INC.

The holders of preferred stock have the right in the event the Company proposes to offer equity securities to any person to purchase a portion of the shares so as to maintain their percentage ownership of preferred stock. The holders of preferred stock also have the right of first refusal on a pro rata basis with respect to sales by the founders of shares of the Company's common stock. These rights terminate upon an initial public offering by the Company.

ISSUANCE OF PREFERRED STOCK IN EXCHANGE FOR RENT

     In November 1998, the Company issued 100,000 shares of series C preferred stock in conjunction with an office lease agreement. The Company determined the fair value of the stock was $210,000, which was the price paid per share by the third party investors for the series C preferred stock in November 1998 multiplied by the number of shares issued. This amount has been recorded as prepaid rent and is being amortized on a straight-line basis over the term of the lease. As of June 30, 1999, approximately $32,000 representing the unamortized portion of prepaid rent, is included in other current assets.

COMMON STOCK

     Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on the Company's common stock as of June 30, 1999.

     At December 31, 1997 and 1998 and June 30, 1999, 150,000, 428,000 and
368,000 outstanding shares of common stock were subject to the Company's right of repurchase at the shares original issuance price, respectively. Weighted average original issuance price of these shares was $0.20 per share and the Company's right to repurchase these shares lapses ratably over periods through September 2003.

STOCK OPTION PLAN

     The Company has reserved 5,000,000 shares of common stock for issuance under the 1997 Stock Incentive Plan (the "Plan"). Under the Plan, the Board of Directors may issue incentive stock options to employees and nonqualified stock options to consultants or nonemployee directors of the Company, and stock purchase rights to employees or nonemployee directors of, or consultants to, the Company. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price, which cannot be less than fair market value at date of grant for incentive stock options or 85% of fair market value for nonqualified stock options. If an employee owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The options vest and are exercisable at times and increments as specified by the Board of Directors, and expire ten years from date of grant. Options granted under the Plan generally vest and become exercisable 25% one year after the date of the optionholders' date of employment and thereafter ratably over three years.

                                 IMANAGE, INC.

     Activity under the Plan does not include options to purchase 180,000 shares of common stock granted outside the plan in 1998 and is as follows (in thousands, except per share data):

                                                                     OUTSTANDING OPTIONS
                                                             ------------------------------------
                                                                                         WEIGHTED
                                                  SHARES                                 AVERAGE
                                                 AVAILABLE   NUMBER OF     EXERCISE      EXERCISE
                                                 FOR GRANT    SHARES         PRICE        PRICE
                                                 ---------   ---------   -------------   --------
Shares reserved at plan inception..............    3,600
Options granted................................   (2,401)      2,401     $        0.20    $0.20
Options exercised..............................                 (225)             0.20     0.20
Options canceled...............................        2          (2)             0.20     0.20
                                                  ------      ------
Balances, December 31, 1997....................    1,201       2,174              0.20    $0.20
Additional shares reserved.....................      400          --                --       --
Options granted................................     (967)        967      0.30 -  0.40     0.32
Options exercised..............................       --      (1,502)             0.20     0.20
Options canceled...............................       19         (19)     0.20 -  0.30     0.28
                                                  ------      ------
Balances, December 31, 1998....................      653       1,620      0.20 -  0.40    $0.27
Additional shares reserved.....................    1,000          --                --       --
Options granted................................     (828)        828      0.60 -  1.65     0.99
Options exercised..............................       --        (547)     0.20 -  0.60     0.28
Options canceled...............................        6          (6)     0.40 -  0.60     0.47
                                                  ------      ------
Balances, June 30, 1999........................      831       1,895     $0.20 - $1.65    $0.58
                                                  ------      ------

     The options outstanding and currently exercisable by exercise price at June 30, 1999 are as follows:

                 OPTIONS OUTSTANDING                      OPTIONS CURRENTLY
-----------------------------------------------------        EXERCISABLE
                               WEIGHTED                 ----------------------
                                AVERAGE      WEIGHTED                 WEIGHTED
                NUMBER OF      REMAINING     AVERAGE                  AVERAGE
  EXERCISE       SHARES       CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
    PRICE      OUTSTANDING   LIFE IN YEARS    PRICE     EXERCISABLE    PRICE
-------------  -----------   -------------   --------   -----------   --------
$0.20 - $0.30     938,000         8.5         $0.25       525,000      $0.24
$0.40             155,000         9.3         $0.40        20,000      $0.40
$0.60             274,000         9.6         $0.60        37,000      $0.60
$0.90             302,000         9.8         $0.90            --      $0.90
$1.50 - $1.65     226,000         9.9         $1.62        96,000      $1.63
                ---------                                 -------
                1,895,000         9.1         $0.58       678,000      $0.46
                =========                                 =======

     At December 31, 1997 and 1998, options to purchase 1,152,000 and 775,000 shares of the Company's common stock, respectively, were exercisable at weighted average exercise prices of $0.20 and $0.24 per share, respectively.

     During 1998, the Company granted options to purchase 180,000 shares of the Company's common stock at an exercise price of $0.40 per share to an officer of the Company, which were issued outside the terms of the Plan and were immediately exercisable. The weighted average fair value of these options was $1.80 per common stock option. Shares issued upon exercise of these options, however, are subject to the Company's right of repurchase, which lapse as to 25% of the

                                 IMANAGE, INC.

shares one and two years from the date of grant for 150,000 and 30,000 shares, respectively and thereafter, ratably over three years. The options expire ten years from the date of grant. During November 1998 and as permitted by the option agreement, these options were exercised in exchange for a full recourse note receivable from the officer totaling $72,000 due November 12, 2002.



     In September 1998, two other non-officer employees exercised options issued under the Plan to purchase 1,500,000 shares of the Company's common stock at $0.20 per share in exchange for full recourse notes receivable totaling $300,000 that are payable in equal installments through September 1, 2001. These notes receivable bear interest at 4.5% to 4.83% per annum.



     In April and May 1999, an officer of the Company exercised options to purchase approximately 178,000 and 127,000 common shares, respectively, in exchange for two full recourse notes receivable of approximately $53,000 and $39,000, respectively. These notes receivable are due in March and May 2003 and bear interest at 4.71% and 4.83%, respectively.



     In March 1999, a non-officer of the Company exercised options to purchase 172,000 common shares in exchange for a full recourse note receivable of approximately $34,000, which is due in March 2003 and bears interest at 4.57%.



     Subsequent to June 30, 1999, two officers of the Company exercised options to purchase 230,000 and 180,000 shares of common stock, respectively, in exchange for full recourse notes receivable of approximately $207,000 and $297,000, respectively. These notes receivable are due in July 2003 and July 2001 and bear interest at 5.22% and 4.90%, respectively. Additionally, three non-officers exercised options to purchase common shares in exchange for full recourse notes receivable totaling approximately $100,000. These notes receivable are due in July through August 2003 and bear interest at rates ranging between 5.22% and 5.37%.


STOCK-BASED COMPENSATION

     The Company has adopted the disclosure only provision of SFAS 123. Had compensation cost been determined for options issued under the Plan and outside the Plan based on the fair value of the options at the grant date for awards in 1997 and 1998 and the six month period ended June 30, 1999 consistent with the provisions of SFAS 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                               SIX MONTH
                                                                              PERIOD ENDED
                                                                                JUNE 30,
                                                         1997       1998          1999
                                                        -------    -------    ------------
Net loss:
  As reported.........................................  $(3,596)   $(2,840)     $(1,934)
                                                        =======    =======      =======
  Pro forma...........................................  $(3,686)   $(2,882)     $(2,037)
                                                        =======    =======      =======
Net loss per share -- basic and diluted as reported...  $ (0.57)   $ (0.38)     $ (0.24)
                                                        =======    =======      =======
Net loss per share -- basic and diluted pro-forma.....  $ (0.59)   $ (0.39)     $ (0.25)
                                                        =======    =======      =======

     As the provisions of SFAS 123 have only been applied to stock options granted since the Plan's inception in 1997, the impact of the pro forma stock compensation cost will likely continue to increase as the vesting period for the Company's options and the period over which the stock compensation is charged to expense is generally four to five years.

                                 IMANAGE, INC.

     The estimated weighted average minimum value of options granted during 1997, 1998 and the six month period ended June 30, 1999 was $0.05, $0.06 and $0.25 per share. The minimum value of each option grant is estimated on the date of grant using the minimum value method with the following weighted-average assumptions:

                                                                                 SIX MONTH
                                                                                PERIOD ENDED
                                                                                  JUNE 30,
                                                        1997         1998           1999
                                                      --------    ----------    ------------
Expected life of option.............................   5 years       5 years       5 years
Risk-free interest rate.............................      5.66%         4.96%         5.65%
Dividend yield......................................         0%            0%            0%

DEFERRED STOCK COMPENSATION

     During 1997 and 1998 and the six month period ended June 30, 1999, the Company issued options to purchase its common stock to certain employees totaling 2,401,000, 967,000 and 828,000 , respectively under the Plan and outside the Plan with weighted average exercise prices of $0.20, $0.32 and $0.99 per share, respectively, below the deemed fair value of the Company's common stock at the date of grant. The weighted average fair value of the underlying common stock was $1.26, $1.47 and $6.09 in 1997 and 1998, and the six month period ended June 30, 1999, respectively. In accordance with the requirements of APB 25, the Company has recorded deferred stock based compensation for the difference between the exercise price of the stock options and the deemed fair value of the Company's stock at the date of grant. This deferred compensation is amortized to expense over the period during which the Company's right to repurchase the stock lapses or options become exercisable, generally four or five years consistent with the method described in FASB Interpretation No. 28. At June 30, 1999, the Company had recorded deferred compensation related to these options in an amount of $7,619,000, of which $1,951,000, $866,000 and $1,760,000 had been amortized to expense during 1997 and 1998 and the six month period ended June 30, 1999, respectively.

     Future compensation expense from options granted through June 30, 1999 is estimated to be $1,121,000, $1,242,000, $505,000 and $167,000 for the remainder of 1999, 2000, 2001 and 2002, respectively.


DEFERRED NON-EMPLOYEE STOCK-BASED COMPENSATION



     In November 1997, the Company granted 165,000 options to purchase common stock at an exercise price of $0.20 per share to various non-employee engineers for consulting services, when the deemed fair market value of the Company's common stock was $1.26 per share. Approximately 40,000 of these options were 100% vested upon grant and were valued at $47,000 using the Black-Scholes pricing model with the following assumptions: 10 year term, 55% volatility, 5.73% discount rate and 0% dividend rate. This $47,000 was expensed immediately as these options related to services provided prior to the grant date. The remaining options were 50% vested at the grant date with the other 50% vesting monthly over the next two years. Accordingly, these shares were valued under the Black-Scholes pricing model with the same assumptions as those above at $146,000, which was amortized in accordance with the vesting terms. Subsequent to the initial valuation, these remaining options have been accounted for under variable accounting, which requires that the fair value of the options be remeasured at each balance sheet date using the Black-Scholes pricing model. An additional $10,000 and $3,000 in deferred compensation has been recorded in 1998 and the six month period ended June 30, 1999, respectively, related to these options.

                                 IMANAGE, INC.

     In 1998, the Company granted approximately 76,000 options to purchase common stock at exercise prices ranging between $0.30 and $0.40 per share to various non-employee engineers for consulting services, when the deemed fair market value of the Company's common stock ranged from $1.30 to $1.90 per share. Approximately 51,000 of these options were 100% vested upon grant and were valued at a total of $89,000 using the Black-Scholes pricing model with the following assumptions: 5 - 10 year terms, 55% volatility, 5.73% discount rate and 0% dividend rate. This $89,000 was expensed immediately as these options related to services provided prior to the grant date. The remaining options were 50% vested at the grant date with the other 50% vesting monthly over the next two years. Accordingly, these shares were valued under the Black-Scholes pricing model with the same assumptions as those above at $39,000, which was amortized in accordance with the vesting terms. Subsequent to the initial valuation, these remaining options have been accounted for under variable accounting, which requires their fair value to be remeasured at each balance sheet date using the Black-Scholes pricing model. An additional $10,000 in deferred compensation has been recorded in the six month period ended June 30, 1999 related to these options.



     In the first six months of 1999, the Company granted options to purchase common stock at exercise prices ranging from $0.60 to $1.50 per share to various non-employee engineers for consulting services, when the deemed fair market value of the Company's common stock ranged from $4.29 to $7.41 per share. These options were 100% vested upon grant and were valued at a total of $208,000 using the Black-Scholes pricing model with the following assumptions: 10 year terms, 55% volatility, 5.73% discount rate and 0% dividend rate. This $208,000 was expensed immediately as these options related to services provided prior to the grant date.


NOTE 7 -- INCOME TAXES:

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets are as followed (in thousands):

                                                               DECEMBER 31,
                                                             ----------------    JUNE 30,
                                                             1997      1998        1999
                                                             -----    -------    --------
Net operating loss carryforwards...........................  $ 521    $   991    $   670
Deferred compensation......................................     53        140        259
Depreciation...............................................      5         64         68
Allowance for doubtful accounts............................     47         87         97
Accrued liabilities........................................     23        265        535
Research and development credit............................     62        195        307
                                                             -----    -------    -------
Total deferred tax assets..................................    711      1,742      1,936
Less valuation allowance...................................   (711)    (1,742)    (1,936)
                                                             -----    -------    -------
  Net deferred tax asset...................................  $  --    $    --    $    --
                                                             =====    =======    =======

     The valuation allowance increased by $683,000, $1,031,000 and $194,000 for 1997 and 1998 and the six month period ended June 30, 1999.

     Due to uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

                                 IMANAGE, INC.

     The principal items accounting for the difference between income tax benefit at the U.S. statutory rate and the provision for income taxes reflected in the statement of operations are as follows:

                                                                                 SIX MONTH
                                                                                  PERIOD
                                                                                   ENDED
                                                                                 JUNE 30,
                                                         1996    1997    1998      1999
                                                         ----    ----    ----    ---------
Federal statutory rate.................................   34%     34%     34%        34%
State taxes............................................    6       6       5          5
Tax credits............................................   --       2       5          6
Other..................................................   --      --       4         --
Deferred compensation..................................   --     (22)    (12)       (35)
Net operating losses and tax credits, not benefited....  (40)    (20)    (36)       (10)
                                                         ---     ---     ---        ---
                                                          --%     --%     --%        --%
                                                         ===     ===     ===        ===

     The Company's provision for income taxes for the six month period ended June 30, 1999 consists of $4,000 of currently payable state income taxes. The tax provision is net of the benefit for the utilization of state and federal net operating loss carryforwards of $344,000.

     At June 30 1999, the Company has federal and state net operating loss carryforwards of approximately $1,755,000 and $1,448,000 available to reduce future taxable income, which expire through 2002 and 2018, respectively. In addition, the Company has research and development tax credit carryforwards of approximately $220,000 for federal income tax purposes and $130,000 for Illinois purposes at June 30, 1999, which expire in 2012 to 2018.

     Pursuant to the provisions of Section 382 of the Internal Revenue Code, utilization of the NOLs are subject to annual limitations due to a greater than 50% change in the ownership of the Company which occurred during 1997 and 1998.

NOTE 8 -- RELATED PARTY TRANSACTIONS:

     In 1995 and 1996, the Company borrowed a total of $29,000 from one of its stockholders for working capital purposes at a 10% interest rate and received advances from another stockholder totaling $50,000. Such notes and advances and the related accrued interest were repaid $10,000 in 1997 and $69,000 in 1998.

     One of the founders and shareholders of the Company is the owner of a consulting company which subleased space to the Company and provided other services including accounting and payroll assistance and employee recruitment in 1997 and 1998. In addition, Company reimbursed the consulting company for certain travel expenses and janitorial services incurred on its behalf and for the use of certain assets in 1997 and 1998.

     In 1999, the Company subleased office space to this consulting company. Additionally, the Company hired certain of the consulting company's consultants to provide software development services in 1999.

                                 IMANAGE, INC.

     Amounts included in net loss which were paid, received or due to or from this related party are as follows (in thousands):

                                                                               SIX MONTH
                                                                              PERIOD ENDED
                                                                                JUNE 30,
                                                      1996    1997    1998        1999
                                                      ----    ----    ----    ------------
Sublease rent expense...............................  $18     $ 45    $ 54        $ --
Sublease rent income................................   --       --      --          42
Consulting and other service expense................   70      284     467         420

     The total amounts of related party receivable and payables in other assets and accounts payable at period end are as follows (in thousands):

                                                              DECEMBER 31,
                                                              ------------    JUNE 30,
                                                              1997    1998      1999
                                                              ----    ----    --------
Receivables.................................................   $--     $--      $ 46
Payables....................................................   27      --        159

NOTE 9 -- 401(k) PLAN

     The Company sponsors an employee savings and retirement plan intended to qualify under section 401(k) of the Internal Revenue Code. Eligible employees, at least 21 years old and having completed 1 hour of service, may contribute up to 20% of eligible compensation, subject to annual limitations, and are fully vested in their own contributions. The Company is not permitted to make matching contributions, but can make discretionary contributions. To date, no such discretionary contributions have been made by the Company.

NOTE 10 -- SUBSEQUENT EVENTS

     On August 30, 1999 the Board of Directors approved the initial public offering of the Company's Common Stock resulting in gross proceeds of up to $40,000,000. Additionally, the Board approved a change in the authorized shares of common stock and preferred stock to 100,000,000 and 2,000,000, respectively. This change is to be effective immediately prior to the effective date of the contemplated public offering and after the anticipated conversion to common stock of the outstanding preferred shares.

     The Board also approved, subject to stockholder approval, an increase in the number of authorized shares under the 1997 Stock Option Plan to 6,000,000, with automatic annual increases beginning in 2001 of the lesser of (i) 1,200,000 shares, (ii) 5% of the outstanding common stock of the Company at the last day of the preceding year, or (iii) a lesser amount as determined by the Board. Additionally, automatic grants for non-employee directors were approved as follows: (i) initial grants of options to purchase common shares to vest over three years for any newly elected directors following the initial public offering, and (ii) annual grants of options to purchase common stock to be granted at the Company's annual meeting which will vest over one year.

     Finally, the Board approved, subject to stockholder approval, the 1999 Employee Stock Purchase Plan ("Purchase Plan"). A total of 500,000 shares of common stock has been reserved for issuance under the Purchase Plan, which is subject to annual increases. The Purchase Plan allows for eligible employees to purchase a limited number of shares of the Company's common stock at 85% of the fair market value during certain plan-defined periods.

                                 IMANAGE, INC.

UNAUDITED SUBSEQUENT EVENTS


     In September 1999, the Company borrowed an additional $604,000 for equipment purchases under the equipment line of credit.


     We anticipate recording net additions to deferred stock-based compensation of approximately $1.8 million related to options granted to employees during the quarter ended September 30, 1999 at less than their deemed fair market value. This deferred stock-based compensation is expected to be amortized to expense $463,000 in the remainder of 1999, $827,000 in 2000, $325,000 in 2001, $137,000
in 2002 and $21,000 in 2003. When combined with the deferred stock-based compensation on options granted through June 30, 1999, total amortization of deferred stock-based compensation is expected to total approximately $1.6 million for the remainder of 1999, $2.0 million for 2000, $830,000 for 2001, $304,000 for 2002 and $21,000 for 2003.

                            Description of Graphics

INSIDE FRONT COVER:

There is a large letter "i" centered in the middle of the page. The word "iManage" appears on the bottom right corner of the page.


GATEFOLD:

On the left side of the page are the words "unified content." Below these words is a circle which contains within it pictures of a telephone, a group of people, a stack of documents and an envelope with the letter "e" coming out of it. Around the circle are the words "voicemail," "new media," "collaboration," "documents," "faxes" and "e-mail." To the right of the circle are the words "on demand," "scalable" and "e-business." To the right of these words are pictures of multiple buildings. On top of each building is a circle which contains within it pictures of a telephone, a group of people, a stack of documents and an envelope with the letter "e" coming out of it. Each building is linked to the other buildings next to it with a line.

                                      LOGO

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 25, 1999.


                                      LOGO

                                3,600,000 SHARES

                                  COMMON STOCK

     This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol IMAN. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.
                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                           -------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    -------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to iManage.........................................   $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     iManage has granted the underwriters a 30-day option to purchase up to an additional 540,000 shares of common stock to cover any over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock
to purchasers on                  , 1999.
                           -------------------------
ROBERTSON STEPHENS INTERNATIONAL
                           U.S. BANCORP PIPER JAFFRAY
                                                    C.E. UNTERBERG, TOWBIN

                THE DATE OF THIS PROSPECTUS IS           , 1999

     UNTIL                      , 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND IN CONNECTION WITH UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                           -------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   13
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Financial Data.....................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   32
Management..................................................   44
Related Party Transactions..................................   53
Principal Stockholders......................................   58
Description of Capital Stock................................   61
Shares Eligible for Future Sale.............................   65
Underwriting................................................   67
Legal Matters...............................................   70
Experts.....................................................   70
Where You Can Find Additional Information...................   70
Index to Financial Statements...............................  F-1

                                  UNDERWRITING


     The underwriters named below have entered into an underwriting agreement with us to purchase the number of shares of common stock listed opposite their names below. The underwriters are obligated to purchase and pay for all the shares listed below if any are purchased.


                                                              NUMBER OF
                     U.S. UNDERWRITERS                         SHARES
                     -----------------                        ---------
BancBoston Robertson Stephens Inc. .........................
U.S. Bancorp Piper Jaffray Inc..............................
C.E. Unterberg, Towbin......................................
E*TRADE Securities, Inc. ...................................

                 INTERNATIONAL UNDERWRITERS
                 --------------------------
BancBoston Robertson Stephens International Ltd. ...........
U.S. Bancorp Piper Jaffray Inc. ............................
C.E. Unterberg, Towbin......................................
E*TRADE Securities, Inc. ...................................

Total.......................................................  3,600,000
                                                              =========


     The underwriters initially propose to offer the shares of common stock directly to the public at the initial public offering price presented on the cover page of this prospectus. Any shares sold by the underwriters to securities
dealers may be sold at a discount of up to      per share from the initial
public offering price. The underwriters may allow, and the dealers may re-allow,
to other dealers a discount of up to $     per share from the initial public
offering price. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.



     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 540,000 additional shares of common stock at the same price per share as we will receive for the 3,600,000 shares that the underwriters have agreed to purchase. To the extent this option is exercised, each of the underwriters will become obligated, subject to various conditions, to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,600,000 shares in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,600,000 shares are being sold.



     Qualified Independent Underwriter. The offering is being conducted under Rule 2720 of the National Association of Securities Dealers, Inc. which provides that when an NASD member firm participates in the offering of equity securities of a company with whom the member has a conflict of interest, the initial public offering price can be no higher than that recommended by a qualified independent underwriter. C.E. Unterberg, Towbin is considered to have a conflict of interest because some entities affiliated with C.E. Unterberg, Towbin own more than 10% of our capital stock. BancBoston Robertson Stephens is serving as the qualified independent underwriter in the offering and will recommend a price in compliance with the requirements of Rule 2720. BancBoston Robertson Stephens has performed due diligence investigations and reviewed and participated in the preparation of the prospectus and the registration statement of which this prospectus forms a part. BancBoston Robertson Stephens will receive no additional compensation in its capacity as the qualified independent underwriter.


     Indemnification. The underwriting agreement contains covenants of indemnity among the underwriters and us against specified civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreement. Each of our officers, directors and substantially all security holders have agreed with the representatives and us, for a period of 180 days after the effective date of this prospectus, not to dispose of or hedge any shares of common stock, or securities convertible into or exchangeable for shares of common stock, now owned or later acquired by them without the prior written consent of BancBoston Robertson Stephens. BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. All of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject to holding period, volume limitations and other conditions of Rule 144.


     Future Sales. In addition, we have agreed that for 180 days following the effective date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens, dispose of or hedge any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock. However, the following are examples of exceptions to this agreement:



     - sales of shares in this offering;



     - the issuance of common stock upon the exercise of outstanding options;



     - our issuance of options or shares under existing stock option or stock purchase plans; and



     - issuances of stock in connection with acquisitions.


     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     No Prior Public Market. Before this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock in this offering has been determined through negotiations among us and the representatives of the underwriters. The factors considered in these negotiations included prevailing market conditions, our financial information, the market valuation of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the business potential of the industry in which we compete, an assessment of our management, our past and present operation and the prospects for our future revenues.


     Stabilization. The representatives have advised us that, based on Regulation M under the Exchange Act, some persons participating in this offering may engage in any of the following transactions:



          - Stabilizing bid, a bid for or the purchase of common stock on behalf of the underwriters that is intended to fix or maintain the price of the common stock;



          - Syndicate covering transaction, a bid for the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering; and



          - Penalty bid, an arrangement that permits the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction, and has therefore not been effectively placed by this underwriter or syndicate member.

     These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.



     Internet Distribution. A copy of the prospectus in electronic format will be made available on the internet web site hosted by E*TRADE Securities, Inc. E*TRADE will accept conditional offers to purchase shares from all of its customers that pass and complete an online eligibility profile. If the demand for shares from the customers of E*TRADE exceeds the amount of shares allocated to it, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares/customer. E*TRADE will provide customers a period after effectiveness and pricing during which they will continue to have the right to cancel their conditional offers. E*TRADE will cancel its existing book of conditional offers and resolicit new conditional offers or have customers reconfirm their existing conditional offers if the offering is priced outside the anticipated price range indicated in the preliminary prospectus.



     Directed Shares. The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock in this offering for individuals designated by us who have expressed an interest in purchasing shares of common stock in this offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. The underwriters will offer any reserved shares not so purchased to the general public on the same basis as other shares in this offering described above. The underwriters will offer any reserved shares not so purchased to the general public on the same basis as other shares in this offering described above.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Various legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of June 30, 1999, an investment partnership and an associate attorney at Gray Cary Ware & Freidenrich LLP beneficially owned an aggregate of 61,402 shares of our common stock. Gary Cary is one of our customers.

                                    EXPERTS

     The financial statements as of December 31, 1997 and 1998 and June 30, 1999 and for each of the three years in the period ended December 31, 1998 and the six month period ended June 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.


     In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the following public reference rooms of the SEC:


    450 Fifth Street, N.W.         7 World Trade Center           500 West Madison Street
    Room 1024                      Suite 1300                     Suite 1400
    Washington, D.C. 20549         New York, NY 10048             Chicago, IL 60661-2511



     You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.


     The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like iManage, who file electronically with the SEC. The address of that website is http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market fee.

Registration fee............................................  $ 11,510
NASD filing fee.............................................     4,500
Nasdaq National Market fee..................................     1,000
Blue sky qualification fees and expenses....................     5,000
Printing and engraving expenses.............................   250,000
Legal fees and expenses.....................................   350,000
Accounting fees and expenses................................   350,000
Transfer agent and registrar fees...........................    10,000
Miscellaneous...............................................    17,990
                                                              --------
          Total.............................................  1,000,000
                                                              ========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under the Delaware General Corporation Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and executive officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service, other than liabilities arising from acts or omissions not in good faith or willful misconduct.

     These indemnification provisions and the indemnification agreements entered into between the Registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since inception, we have issued and sold the following unregistered securities:

          (a) Through June 30, 1999, we granted stock options to purchase 4,501,325 shares of our common stock at exercise prices ranging from $0.20 to $1.65 per share to our employees, consultants and directors under our amended 1997 stock option plan.

          (b) On October 13, 1998, we granted Mark Culhane options to purchase 180,000 shares of our common stock outside of our amended 1997 stock option plan at an exercise price of $0.40 per share.

          (c) Through June 30, 1999, we issued and sold an aggregate of 2,274,333 shares of our common stock to employees, consultants and directors at prices ranging from $0.20 to $1.50 per share under exercises of options granted under our amended 1997 stock option plan.

          (d) On November 12, 1998, we issued and sold 180,000 shares of our common stock to Mark Culhane at a price of $0.40 per share under an exercise of options granted outside of our amended 1997 stock option plan.

          (e) On October 10, 1995, we issued and sold an aggregate of 6,000,000 shares of our common stock to Mahmood Panjwani and Rafiq Mohammadi at a price of $0.000165 per share.

          (f) Between December 27, 1996 and August 28, 1997, we issued and sold an aggregate of 2,853,708 shares of series A preferred stock at a price of $0.71 per share.

          (g) On December 27, 1996, we issued and sold 291,080 shares of common stock at a price of $0.071 per share.

          (h) Between December 15, 1997 and July 31, 1998, we issued and sold an aggregate of 3,200,000 shares of series B preferred stock at a price of $1.57 per share.

          (i) On September 28, 1998, we issued and sold 1,879,409 shares of series C preferred stock at a price of $2.10 per share.

          (j) On November 30, 1998, we issued 100,000 shares of series C preferred stock at a price of $2.10 per share to Cornerstone Properties I, LLC in lieu of rent on office space in San Mateo, California.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

     All other sales were made in reliance on Section 4(2) of the Securities Act promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 1.1**    Form of Underwriting Agreement.
 3.1+     Restated Certificate of Incorporation of the Company.
 3.2+     Amended and Restated Bylaws of the Company.
 4.1+     Rights Agreement dated December 27, 1996, as amended to
          date.
 4.2+     Right of First Refusal and Co-Sale Agreement dated December
          27, 1996, as amended to date.
 4.3**    Specimen Common Stock Certificate.
 5.1**    Opinion of Gray Cary Ware & Freidenrich LLP.
10.1*     Form of Indemnification Agreement for directors and
          executive officers.
10.2+     1997 Stock Option Plan and forms of Incentive Stock Option
          Agreement and Nonstatutory Stock Option Agreement
          thereunder.
10.3+     1999 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4+     Loan and Security Agreement dated March 31, 1999 between
          Silicon Valley Bank and the Company, as amended to date.
10.5+     Office Lease for 2121 S. El Camino Real, San Mateo,
          California between Cornerstone Properties I, LLC and the
          Company dated November 30, 1998.
10.6+     Office Building Lease for 55 East Monroe Street between TST
          55 East Monroe, LLC and the Company dated January 1999, as amended to date.
10.7+     Sublease between the Company and Q-Image Corporation dated
          December 5, 1998.
23.1      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
23.2**    Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1).
24.1*     Power of Attorney (see page II-4).
27.1*     Financial Data Schedule.

---------------
 * Previously filed with the Registrant's Registration Statement on Form S-1 (File No. 333-86353) on September 1, 1999.

 + Previously filed with Amendment No. 1 to the Registrant's Registration
   Statement on Form S-1 (File No. 333-86353) on October 8, 1999.

** To be filed by amendment.

(b) Financial Statement Schedules.

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Stockholders of iManage, Inc. (formerly NetRight Technologies, Inc.)

Our audits of the financial statements referred to in our report dated August 20, 1999, except as to Note 10, which is as of August 30, 1999 appearing in this prospectus of iManage, Inc. also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

PricewaterhouseCoopers LLP

San Jose, California
August 20, 1999

RULE 12-09 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                                           DEFERRED
                                               SALES       ALLOWANCE      TAX ASSET
                                              RETURNS     FOR DOUBTFUL    VALUATION
                                              RESERVE       ACCOUNTS       ACCOUNT
                                             ---------    ------------    ----------
Balance, December 31, 1995.................  $      --     $      --      $       --
  Increase to allowance....................         --        10,000          28,000
  Decrease to allowance....................         --            --              --
                                             ---------     ---------      ----------
Balance, December 31, 1996.................         --        10,000          28,000
  Increase to allowance....................     40,000        65,000         683,000
  Decrease to allowance....................         --            --              --
                                             ---------     ---------      ----------
Balance, December 31, 1997.................     40,000        75,000         711,000
  Increase to allowance....................    122,000       100,000       1,031,000
  Decrease to allowance....................    (87,000)           --              --
                                             ---------     ---------      ----------
Balance, December 31, 1998.................     75,000       175,000       1,742,000
  Increase to allowance....................     15,000            --         194,000
  Decrease to allowance....................     (5,000)      (60,000)             --
                                             ---------     ---------      ----------
Balance, June 30, 1999.....................  $  85,000     $ 115,000      $1,936,000
                                             =========     =========      ==========

     Schedules not listed above have been omitted because the information required to be set forth in those schedules are not applicable or are not shown in the financial statements or notes related to the statements.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

     Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, County of Santa Clara, State of California, on the 25th day of October, 1999.


                                          iMANAGE, INC.

                                          By:     /s/ MAHMOOD PANJWANI
                                            ------------------------------------
                                              Mahmood Panjwani
                                              President, Chief Executive Officer
                                              and Chairman of the Board

     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                SIGNATURE                                    TITLE                         DATE
                ---------                                    -----                         ----

           /s/ MAHMOOD PANJWANI               President, Chief Executive Officer     October 25, 1999
------------------------------------------         and Chairman of the Board
             Mahmood Panjwani                    (Principal Executive Officer)

             /s/ MARK CULHANE                     Chief Financial Officer and        October 25, 1999
------------------------------------------    Secretary (Principal Financial and
               Mark Culhane                           Accounting Officer)

           /s/ RAFIQ MOHAMMADI*                 Chief Technology Officer, Vice       October 25, 1999
------------------------------------------    President, Engineering and Director
             Rafiq Mohammadi

             /s/ MARK PERRY*                               Director                  October 25, 1999
------------------------------------------
                Mark Perry

             /s/ MOEZ VIRANI*                              Director                  October 25, 1999
------------------------------------------
               Moez Virani

           /s/ DUWAYNE PETERSON                            Director                  October 25, 1999
------------------------------------------
             DuWayne Peterson

           *By /s/ MARK CULHANE
  -------------------------------------
               Mark Culhane
             Attorney-in-Fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1**     Form of Underwriting Agreement.
 3.1+      Restated Certificate of Incorporation of the Company.
 3.2+      Amended and Restated Bylaws of the Company.
 4.1+      Rights Agreement dated December 27, 1996, as amended to
           date.
 4.2+      Right of First Refusal and Co-Sale Agreement dated December
           27, 1996, as amended to date.
 4.3**     Specimen Common Stock Certificate.
 5.1**     Opinion of Gray Cary Ware & Freidenrich LLP.
10.1*      Form of Indemnification Agreement for directors and
           executive officers.
10.2+      1997 Stock Option Plan and forms of Incentive Stock Option
           Agreement and Nonstatutory Stock Option Agreement
           thereunder.
10.3+      1999 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4+      Loan and Security Agreement dated March 31, 1999 between
           Silicon Valley Bank and the Company, as amended to date.
10.5+      Office Lease for 2121 S. El Camino Real, San Mateo,
           California between Cornerstone Properties I, LLC and the
           Company dated November 30, 1998.
10.6+      Office Building Lease for 55 East Monroe Street between TST
           55 East Monroe, LLC and the Company dated January 1999, as amended to date.
10.7+      Sublease between the Company and Q-Image Corporation dated
           December 5, 1998.
23.1       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants.
23.2**     Consent of Gray Cary Ware & Freidenrich LLP (included in
           Exhibit 5.1).
24.1*      Power of Attorney (see page II-4).
27.1*      Financial Data Schedule.

---------------
 * Previously filed with the Registrant's Registration Statement on Form S-1 (File No. 333-86353) on September 1, 1999.

 + Previously filed with Amendment No. 1 to the Registrant's Registration
   Statement on Form S-1 (File No. 333-86353) on October 8, 1999.

** To be filed by amendment.